PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

[redacted]

09046009

22 April 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir and Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 29th December 2009;
- 05th January 2009;
- 09th January 2009;
- 26th January 2009;
- 05th February 2009;
- 06th February 2009 (3);
- 03rd March 2009;
- 06th March 2009 (3);
- 09th March 2009;
- 10th March 2009;
- 13th March 2009;
- 25th March 2009;
- 08th April 2009;
- 16th April 2009;
- 20th April 2009;
- 22nd April 2009.

SEC
Mail Processing
Section

APR 24 2009

Washington, DC
100

Yours faithfully

PETER HAMBRO MINING PLC

By:

Heather Williams
Company Secretary

dlw 5/1

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**
Website: www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC

29 December 2008

Holdings in Company

Peter Hambro Mining Plc (the "Company") has received notification by Baring Asset Management Limited that its holding has increased to 6,829,076 Ordinary shares of £0.01 each, representing 8.41% of the total issued share capital of the Company. Massachusetts Mutual Life Insurance Company, the parent Company of Baring Asset Management Limited, holds on a consolidated basis 8,121,076 Ordinary shares of £0.01 each, representing 10.01% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC

05 January 2009

Holdings in Company

Peter Hambro Mining Plc (the "Company") has received notification by BlackRock Inc. (through BlackRock Investment Management (UK) Limited) that its holding in the Company has decreased to 8,865,247 Ordinary shares, representing 10.92% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF ANY SUCH JURISDICTION

9 January 2009

Peter Hambro Mining - statement regarding possible offer for Aricom

Peter Hambro Mining Plc ("Peter Hambro Mining") notes the announcement made today by Aricom plc ("Aricom") confirming that it is in preliminary discussions with Peter Hambro Mining which may or may not lead to an all share offer being made by Peter Hambro Mining for Aricom.

Peter Hambro Mining confirms that it is in preliminary discussions with Aricom regarding a possible offer by Peter Hambro Mining for the entire issued share capital of Aricom. The consideration for any such offer would comprise shares in Peter Hambro Mining. The discussions are at a very preliminary stage and there is no certainty that any offer will be made or, if such an offer is forthcoming, the terms of such offer.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Peter Hambro Mining or of Aricom, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Peter Hambro Mining or Aricom, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Peter Hambro Mining or of Aricom by Peter Hambro Mining or Aricom, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

United States

This announcement does not constitute an offer or invitation to subscribe for or purchase any securities for sale in the United States or any other jurisdiction. Securities in respect of the proposed capital increase may not be offered or sold in the United States absent registration or an exemption from registration. The securities in respect of the proposed capital increase have not been and will not be registered under the Securities Act of 1933 or under the securities laws of any state of the United States. Peter Hambro Mining does not intend to make a public offering of securities in the United States.

Disclosure by Peter Hambro Mining in accordance with Rule 2.10 of the Code

In accordance with Rule 2.10 of the Code, Peter Hambro Mining confirms that its current issued share capital at close of business on 9 January 2009 consists of 81,155,052 ordinary shares of 1 pence ("Ordinary Shares"). Peter Hambro Mining does not hold any Ordinary Shares in treasury. The International Securities Identification Number for the Ordinary Shares is GB0031544546.

There are also in issue US$140,000,000 7.125 per cent guaranteed convertible bonds due 2010 guaranteed by Peter Hambro Mining and convertible into Ordinary Shares (the "Convertible Bonds"). The International Securities Identification Number for the Convertible Bonds is XS0224133099.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**

Website: www.peterhambro.com Email: corporate@peterhambro.com

26 January 2009

2008 Trading Statement

Peter Hambro Mining Plc (the "Company" or "PHM" and together with its subsidiaries the "Group") is pleased to announce its production results for the full year ended 31 December 2008. This statement is issued as an unaudited update on 2008 trading in advance of the full year results announcement.

Highlights:

- **Total attributable gold production* for 2008 is up by 36% to 393,600 oz:**
  - The Group's total attributable gold production for 2008 increased by 36% compared to 2007, to 393,600 oz, at the upper end of the Group's 2008 production target of 350,000 – 400,000 oz;
  - Gold production from the Pokrovskiy mine in 2008 was 267,100 oz, an increase of 13% compared to 2007 and exceeding the Group's production target for 2008 by 19%;
  - Gold production from the Pioneer mine commenced in June 2008 yielding 72,900 oz by the end of the year, higher than the Group's 2008 target of 72,000 oz;
  - Gold production from the Group's alluvial operations increased by 38% compared to 2007 totalling 22,700 oz, exceeding the Group's 2008 production target of 19,550 oz;
  - Attributable gold production from the Group's joint ventures in 2008 was 30,800 oz, a 15% decrease on 2007.

- **Costs:**
  - During the second half of 2008 rouble inflation continued though prices for consumables and fuel stabilised in October and November. Payroll costs

* Total attributable gold production, as stated throughout this document, is comprised of 100% of production from the Group's subsidiaries and the relevant share of production from joint ventures. The Company's direct and indirect interest in Pokrovskiy Rudnik (and any interest held by Pokrovskiy Rudnik) is 98.61%.

denominated in Russian roubles also stabilised in the second half of the year. Further rapid depreciation of the Russian rouble has put inflationary pressure on fuel, reagents and consumables since the end of 2008. The depreciation of the Russian rouble has also had an impact on foreign exchange losses as the Group reports in US dollars. The Group anticipates high Russian rouble inflation in Russia in 2009, but depreciation of the Russian rouble against the US dollar, which started in August 2008 and has rapidly accelerated over the last few months, is expected to reduce the Group's Gold Institute Standard ("GIS") costs in US dollars terms.

- **Average realised gold sales price:**
  - The Group's average realised gold sales price of US$845/oz during 2008 was 26% higher than the average price of US$668/oz achieved in 2007.
- **Development:**
  - Development at the Malomir deposit remains on-track with production due to commence in the second half of 2010. Construction has commenced, all technological decisions have been made and the construction plans and the commissioning of the deposit have been finalised;
  - The Group is currently reviewing its exploration, construction and maintenance expenditure and production plan for Malomir. Results of this review are expected to be released in the first quarter of 2009.
- **Corporate affairs:**
  - As announced on 9 January 2009, PHM is currently in preliminary discussions with Aricom plc ("Aricom") regarding a possible offer by PHM for the entire issued share capital of Aricom. The consideration for any such offer would comprise shares in PHM. Given the fact that a number of directors and shareholders of PHM are also either directors or shareholders of Aricom, the Company has constituted an independent committee of the Board for the purposes of evaluating the possible transaction. A further update will be made when appropriate.
- **Short-term bank debt refinanced:**
  - In November 2008, the Group successfully refinanced US$30.25m of short-term bank debt facilities.
- **Inclusion in the FTSE Gold Mines Index of the world's leading gold miners:**
  - In December 2008, the Group was included in the prestigious FTSE Gold Mines Index, which comprises the top 18 gold-focused mining companies.
- **2009 plans and forecast production:**
  - The Directors believe that the Group's total attributable gold production for 2009 will be between 460,000 oz and 510,000 oz;
  - The second line of the Pioneer plant is planned to commence production in the second half of 2009;

- Given the higher than expected grades produced by the Pioneer pit and in order to optimise cash flows from the Pioneer mine, the Group has taken a decision to process in 2009 all material produced by the mine through the Pioneer plant together with the remaining material from the Pioneer heap leach pads;
- Independent mineral consultants, Wardell Armstrong International ("WAI"), continue to review the Group's Pioneer and Malomir assets. It is intended that the results of this review will be made available to the market during the first quarter of 2009, together with the Group's annual production plan update;
- A new plan of development of the Malomir deposit, taking into account high grade oxidised ores at the Quartzitovoye ore body identified in 2008, is being reviewed by WAI with the results also currently scheduled to be released in the first quarter of 2009.

Table 1. Total annual attributable gold production*

Total attributable gold production, Au '000 oz*	2008	2007	Var. %	2006
The Group				
Pokrovskiy, including Pioneer ore	267.1	237.1	13	206.8
Pioneer	72.9	-	n/a	-
Amur NE Assets (alluvials)	22.7	16.5	38	10.5
The Group's total	**362.7**	**253.6**	**43**	**217.3**
Joint Ventures				
Omchak	28.1	34.5	(18)	35.9
Rudnoye**	2.7	1.6	66	1.1
Total Joint Ventures	**30.8**	**36.1**	**(15)**	**37.0**
TOTAL **	**393.6**	**289.7**	**36**	**254.3**

Some figures on the above tables have been rounded up or down.

During 2008, the Group (excluding joint ventures) sold 318,300 oz (234,300 oz in 2007) of gold from the Pokrovskiy and Pioneer operations and 22,700 oz (16,500 oz in 2007) from its alluvial operations.

* Total attributable gold production, as stated throughout this document, is comprised of 100% of production from the Group's subsidiaries and the relevant share of production from joint ventures. The Company's direct and indirect interest in Pokrovskiy Rudnik (and any interest held by Pokrovskiy Rudnik) is 98.61%.

**Attributable gold production for the years ended 31 December 2007 and 2006 has been restated to exclude production from investments which the Group previously included in the attributable production of Rudnoye JV.

Chairman's comments

Commenting on the trading statement, Peter Hambro, Executive Chairman, said:

"I am very pleased to report the 36% increase in annual attributable gold production which we achieved in 2008. Yet again the Company has met its production target.

The Pokrovskiy mine production again exceeded the target with a 13% increase in gold production for 2008. Pioneer's development went well, ramping up production to produce 52,000 oz of gold in the last quarter of 2008. Alluvial production in 2008 was up by a third.

Pioneer's production facility is at the second stage of development and is scheduled to commence production in the second half of 2009. Malomir is still on track to achieve commissioning of the plant's first line in the second half of 2010.

Successful realisation of the Group's 2008 expansion plans instills confidence in the Group's 2009 production target of 460,000 to 510,000 oz."

Production

Pokrovskiy

Pokrovskiy enjoyed another successful year, with gold production from the mine rising 13% over the 2007 figure to 267,100 oz. This increase was achieved thanks to the reliable operation of the plant, the repair and replacement of key mining equipment, the optimisation of planned mining works and the processing of some additional rich ore from Pioneer.

Mining operations at Pokrovskiy

As a result of the repair and replacement of key mining equipment and the reduction in time required for break-downs, efficiency was increased in 2008. This, together with fulfilling the Pokrovskiy plan of mining works, allowed an increase in total material moved over 2007 by 1 million m^3. This was achieved without bringing any significant new additional mining equipment on-line.

As part of the Group's rehabilitation plan for Pokrovskiy and within the programme of optimisation of mining works and cost control, there was a notable increase in the amount of overburden rock backfilled in exhausted areas of the pit. This enabled the Group to reduce its mining expenses.

In line with the mining plan the ore produced from the Pokrovskiy pit had 14% lower average grade compared to 2007. This led to a 19% reduction in gold produced from the Pokrovskiy pit compared to 2007 which was envisaged in the mine's development plan. With mining works moving to deeper horizons a further marginal grade reduction is expected in material mined in 2009.

Pokrovskiy Mining Schedule			
	Units	**2008**	**2007**
Pokrovskiy deposit			
Total material moved	*'000 m3*	5,594	4,621
Including advanced stripping	*'000 m3*	1,782	1,206
Ore mined	*'000 t*	2,105	2,207
Grade	*g/t*	3.0	3.5
Gold	*'000 oz*	203.1	250.6

Processing operations – Resin-in-Pulp (RIP) Plant

During 2008, recovery rates at the mill decreased marginally, down 3.6% compared to 2007 levels. This was principally due to increased volumes of primary material from the Pokrovskiy pit being processed through the mill. During 2008, a small amount of material from the Pioneer high grade area was added to the Pokrovskiy circuit which improved average grades of ore treated through the mill.

Processing operations – heap leach

During 2008 the heap leach operations at Pokrovskiy achieved a recovery rate of 65% which is slightly lower than in 2007 due to the late spring and consequent delay in the commencement of heap leach operations.

Pokrovskiy Processing Schedule			
	Units	**2008**	**2007**
Resin-in-Pulp plant			
Pokrovskiy Mine ore	'000 t	**1,516**	**1,699**
Grade	g/t	**4.2**	**4.3**
Gold	'000 oz	**202.1**	**233.4**
Pioneer ore	'000 t	**180**	**23**
Grade	g/t	**15.4**	**16.6**
Gold	'000 oz	**89.2**	**12.5**
Total milled	'000 t	**1,696**	**1,723**
Grade	g/t	**5.3**	**4.4**
Gold	'000 oz	**291.3**	**246.0**
Recovery	%	**87.0**	**90.6**
Gold recovered	'000 oz	**253.4**	**222.8**
Heap leach			
Ore stacked	'000 t	**785**	**784**
Grade	g/t	**0.8**	**0.8**
Gold	'000 oz	**21.2**	**20.8**
Recovery	%	**64.7**	**68.5**
Gold recovered	'000 oz	**13.7**	**14.3**
Total gold recovered **	'000 oz	**267.1**	**237.1**

*** Certain comparative numbers have been rounded up.*

Pioneer

The Pioneer mine is currently operating in line with the Group's internal schedule and production plan. The Group is satisfied with the speed of construction for the second and third lines of the Pioneer plant, with the second line at Pioneer planned to commence production in the second half of 2009.

Mining operations at Pioneer

In 2008, mining works at Pioneer continued to satisfy the increasing capacity of the mine and included advanced stripping works.

Pioneer Mining Schedule	**Units**	**2008**	**2007**
Total material moved	*'000 m^3*	**2,973**	**1,704**
Ore mined	*'000 t*	**399**	**191**
Grade	*g/t*	**12.5**	**3.8**
Gold contained	*'000 oz*	**160.3**	**23.1**

Processing operations

Throughout 2008, the first line of the Pioneer plant was ramping up to its full capacity of 1 million tonnes per annum. This successful ramp up was achieved due to the reliable operation of the plant, earlier technological testing and the high-quality design and construction of the plant.

Due to a late spring start-up of the heap leach pads was delayed for four weeks and the Group fell marginally short of time to fully leach the stacked ore on the heap-leach pads during the summer months. Therefore, the overall gold recovery for the year was 74%, which is 8% lower than the planned 82%. Given the higher than expected grades produced by the Pioneer pit and in order to optimise cash flows from the Pioneer mine, the Group has taken a decision to process in 2009 all material produced by the mine through the Pioneer plant together with the remaining material from the Pioneer heap leach pads.

Pioneer Processing Schedule			
	Units	2008	2007
Resin In Pulp plant			
Pioneer ore	'000 t	**528**	-
Grade	g/t	**5.8**	-
Gold	'000 oz	**98.5**	-
Total milled	'000 t	**528**	-
Grade	g/t	**5.8**	-
Gold	'000 oz	**98.5**	-
Recovery	%	**74.1**	-
Total gold recovered	'000 oz	**72.9**	-

Amur alluvial production

The Group's major alluvial mining operations are undertaken by Open Joint Stock Company Koboldo, Closed Joint Stock Company Amur Dore and OOO Elga. Total attributable gold production for 2008 from these alluvial projects was *c.*22,700 oz, an increase of 38% compared to 2007. Production during the fourth quarter of 2008 was 4,100 oz, an increase of 49% on fourth quarter production in 2007.

Joint ventures*

Attributable gold production from the Omchak Joint Venture in 2008 was 28,103 oz, 18% lower than in 2007 due to low gold production from the depleting reserves of the Shkolnoye mine (Nelkobazoloto) which is scheduled for closure. Attributable gold production from the Rudnoye Joint Venture** was 2,660 oz which is 66% higher than 1,600 oz produced in 2007.

** The Group's attributable share of both joint ventures is 50%.*

***Attributable gold production for the years ended 31 December 2007 and 2006 has been restated to exclude production from investments which the Group previously included in the attributable production of Rudnoye JV.*

Development

Malomir

In 2008, development at Malomir continued towards the planned commencement of the plant's production, due to take place in the second half of 2010, with all pre-design work being completed as well as the delivery of mining equipment.

A 110kw power line and an electric substation are currently under construction, with all equipment and components in place. Construction of the accommodation camp began in the second half of 2008. Permits for the construction of the plant, roads, tailings and pit were received in December 2008 and site preparation began.

The Group undertook a further review of development plans for Malomir in the light of the recent discovery of the rich ore body within the boundaries of Malomir deposit containing oxidised material. This review is expected to optimise capital expenditure from the project and boost initial cash flows from the mine.

Corporate affairs

As announced on 9 January 2009, PHM is currently in preliminary discussions with Aricom plc ("Aricom") regarding a possible offer by PHM for the entire issued share capital of Aricom. The consideration for any such offer would comprise shares in PHM. Given the fact that a number of directors and shareholders of PHM are also either directors or shareholders of Aricom, the Company has constituted an independent committee of the Board for the purposes of evaluating the possible transaction. A further update will be made when appropriate.

The Group was sad to lose the services of Philip Leatham, a Non-Executive Director, who resigned from the Board in September 2008 due to health reasons. However, the Group was pleased to welcome General the Lord Guthrie of Craigiebank GCB LVO OBE DL who was appointed as a Non-Executive Director of the Company in January 2008 and Anna-Karolina Subczynska who was appointed to the Board in September 2008 as Executive Director of Legal Affairs.

As reported by the Company in its trading statement for the first six months of 2008, in June 2008, a PHM-led syndicate made a US$80 million strategic investment in Rusoro Mining Ltd. ("Rusoro"), a TSX Venture Exchange listed gold producer and exploration company in Venezuela. PHM contributed US$20 million to the syndicate. The investment was made through the issue of a 2 year senior secured exchangeable loan with a 10% coupon, exchangeable into Rusoro shares at C$1.25. PHM also holds a call option on the shares underlying the other syndicate members` portion of the loan at C$2.20.

Refinancing of short-term debt facilities

In November 2008 the Group announced that Open Joint Stock Company Pokrovskiy Rudnik, the Group's principal operating subsidiary (and owner of the Pokrovskiy and Pioneer mining licences), had received two loans from companies controlled by Peter Hambro, Executive Chairman, Pavel Maslovskiy, Deputy Chairman, and their business associates. The loans, further details of which are set out below, were for an aggregate amount of US$19.25 million, extended on an arm's length basis and are unsecured:

- US$9.25 million maturing 30/10/09 at 18% p.a.
- US$10 million maturing 30/04/09 at 16% p.a.

Separately, in the normal course of business the Group has refinanced a further US$11 million of bank debt facilities with a Russian bank. Together, these financings constitute full refinancing of the Group's loans maturing before the end of April 2009.

In addition the Group has obtained additional loan facilities from a Russian bank in the amount of US$19 million maturing in November 2009 which will be used for general corporate purposes. These loans are extended on an arm's length basis.

As at 31 December 2008, excluding the Exchangeable Bond liability, the Group had US$53 million (unaudited) in short term debt maturing during the course of 2009 and US$16 million (unaudited) of long term debt maturing in April 2011. As at 31 December 2008, the Group also had c. US$26 million in cash and cash equivalents.

Inclusion in the FTSE Gold Mines Index

The Group was pleased to announce in December 2008 that it had been included in the prestigious FTSE Gold Mines Index of the world's leading gold miners. Inclusion in the Index is principally dependant upon a company achieving a sustained production level of or in excess of 300,000 oz per annum, and receiving the majority of its revenue from the sale of gold as opposed to other metals.

Gold Price/Treasury

The Group's average realised gold sales price for 2008 was US$845/oz, up 26% against that achieved in 2007. The Russian rouble weakened against the dollar by 20% during 2008 and was RUB29.38/US$ as at 31 December 2008 (RUB24.55/US$ at 31 December 2007).

The Group maintains its policy of no long term forward sales or hedging.

Forward-Looking Statements

This announcement contains forward looking statements relating to the Group's anticipated plans, resources, reserves and financial performance. The words "believe," "expect," "anticipate," "intend", "due to", "plans", "planned", "scheduled", "to come", and similar expressions identify forward-looking statements, but their absence does not mean the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in the forward-looking statements. You should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of today's date and the Company assumes no obligation to update any such statements to reflect events or circumstances after the date hereof.

Past performance cannot be relied on as a guide to future performance.

- Ends -

Enquiries:

Peter Hambro Mining Plc

Alya Samokhvalova / Rachel Tuft +44 (0) 20 7201 8900

JPMorgan Cazenove +44 (0) 20 7155 2828

Patrick Magee

Merlin

David Simonson / Tom Randell / Maria Suleymanova +44 (0) 20 7653 6620

5 February 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN INTO OR FROM THE UNITED STATES OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF ANY SUCH JURISDICTION

Possible Merger of Peter Hambro Mining and Aricom

- The Independent Board Committees of each of Peter Hambro Mining and Aricom note the recent speculation in the press concerning the terms of a possible merger of the two companies. The Independent Board Committees are pleased to announce that they have made considerable progress towards reaching agreement on the terms of a recommended Merger of the two companies by which all of the issued share capital of Aricom would be acquired by Peter Hambro Mining. The Independent Board Committees are hopeful that final agreement will be reached shortly.

- Agreement has not yet been reached on the exchange ratio for the Merger and certain other terms and there can therefore be no certainty that the Merger will proceed. However, the Independent Board Committees are working towards agreement on a fixed exchange ratio which would result in Aricom Shareholders receiving one fully paid Peter Hambro Mining Share in exchange for between 15.77 and 17.14 fully paid Aricom Shares. The fixed exchange ratio (which would be in this range) is expected to be based on a number of factors which are still subject to negotiation between the parties.

- Peter Hambro Mining is also today launching a Placing to raise approximately £55 million. The Placing proceeds are expected to increase working capital headroom for Peter Hambro Mining, and, should the Merger proceed, the Enlarged Group. A separate announcement is today being released by Peter Hambro Mining in respect of the Placing.

- The Merger would create a mining industry leader in the Far East of Russia with operations in both gold and iron ore with a pro forma combined market capitalisation (excluding the Placing proceeds) of approximately US$1.1 billion.

- If the Merger proceeds, the Enlarged Group would be well funded, with a pro forma unaudited cash balance of approximately US$282 million (with US$25 million attributable to Peter Hambro Mining and US$257 million attributable to Aricom) as at 31 December 2008 (excluding the Placing proceeds) and pro forma unaudited net debt of US$88 million as at 31 December 2008.

- If the Merger proceeds, Peter Hambro Mining would be able to implement its existing strategy of pursuing near term growth of gold production while allowing for the development of Aricom's large iron ore assets once project finance and iron ore markets recover. Peter Hambro Mining would continue to seek to create value for shareholders and, in line with its recent practice, to provide a return to shareholders as appropriate in the form of dividends.

- If the Merger proceeds, and subject to satisfying eligibility criteria, Peter Hambro Mining intends to make an application to obtain a primary listing on the Official List as soon as possible following completion of the Merger.

- Based on Peter Hambro Mining's closing price of 585 pence on 4 February 2009, each Aricom Share would be valued at between 34 pence and 37 pence depending on the exchange ratio.

- Based on Peter Hambro Mining's closing price of 398 pence on 8 January 2009, the last day prior to the start of the offer period, each Aricom Share would be valued at between 23 pence and 25 pence depending on the exchange ratio.

- Following completion of the Merger but excluding the effect of the Placing:

- Peter Hambro Mining Shareholders would hold 81.2 million shares in the Enlarged Group representing between 52 per cent. and 54 per cent. of the Enlarged Group's issued share capital depending on the exchange ratio;

- Aricom Shareholders would hold between 69.0 million and 75.0 million shares in the Enlarged Group, representing between 46 per cent. and 48 per cent. of the Enlarged Group's issued share capital depending on the exchange ratio;

- Following completion of the Placing, the placees would be issued with further Peter Hambro Mining shares which would reduce the above shareholding percentages accordingly.

- If the Merger proceeds, it is proposed that the Aricom Shares would be acquired by way of a Court sanctioned scheme of arrangement under Part 26 of the Companies Act.

- If the Merger terms are agreed its implementation would be conditional upon, among other things, certain Russian regulatory conditions being fulfilled to the reasonable satisfaction of Peter Hambro Mining and Aricom, the passing of resolutions by Peter Hambro Mining Shareholders and Aricom Shareholders and the sanction of the Court.

- Sir Rudolph Agnew, Senior Independent Director of Peter Hambro Mining, stated:

  "Combining Peter Hambro Mining's near term gold production assets with Aricom's significant available cash resources and iron ore assets would create a mining industry leader in the Far East of Russia. We believe it would offer the opportunity for a transaction where the whole would be substantially greater than the sum of its parts."

- Sir Malcolm Field, Senior Independent Director of Aricom, stated:

  "I am confident that the proposed merger would deliver significant benefits from combining the current and prospective gold interests of Peter Hambro Mining with the longer term development of Aricom's valuable iron ore assets. It would enhance the market position of the group creating scale and a platform for growth leading to significant increase in value for shareholders of both companies."

1. Independent Board Committees

Because a number of individuals (including Peter Hambro and Pavel Maslovskiy) are directors and/or shareholders of both companies, Peter Hambro Mining and Aricom have each constituted committees of independent directors for the purposes of the Merger.

The Independent Peter Hambro Mining Board Committee consists of Sir Rudolph Agnew (as Chairman), Andrey Maruta, Alya Samokhvalova, Peter Hill-Wood and Lord Guthrie.

The Independent Aricom Board Committee consists of Sir Malcolm Field (as Chairman), Brian Egan, Martin Smith, Sir Roderic Lyne and Tony Redman.

Independent Peter Hambro Mining Board Committee

The Independent Peter Hambro Mining Board Committee believes that the Merger would result in the Enlarged Group being in a stronger strategic and financial position than either of the current Peter Hambro Mining and Aricom are as separate entities.

The Independent Peter Hambro Mining Board Committee believes that the Enlarged Group's cash (including any Placing proceeds) could be used to eliminate or reduce the exposure to certain of Peter Hambro Mining's short-term obligations (in particular, Gold Exchangeable Bonds which are repayable at the holders' option on or after 19 October 2009).

The Independent Peter Hambro Mining Board Committee believes that the Merger would deliver significant benefits as a result of combining the currently producing and prospective gold interests of Peter Hambro Mining with the iron ore assets and significant available cash resources of Aricom. Benefits include:

- streamlining operations and infrastructure shared by Peter Hambro Mining and Aricom;
- administrative cost savings;
- ensuring the Enlarged Group is well funded; and
- increased near term cash flow from Peter Hambro Mining's operating businesses generated by using Aricom's significant available cash resources to meet Peter Hambro Mining's near term plans and in due course to support Aricom's capital investment programme and finance the Enlarged Group's further growth.

The Independent Peter Hambro Mining Board Committee believes achieving these benefits would be facilitated by the shared Anglo-Russian culture, management and directors, shareholders and head offices of both companies.

The Independent Peter Hambro Mining Board Committee is receiving financial advice from JPMorgan Cazenove and Liberum Capital. Liberum Capital will provide independent advice to the Independent Peter Hambro Mining Board Committee for the purposes of Rule 3 of the Code.

Independent Aricom Board Committee

The Independent Aricom Board Committee considers that the Merger would represent an attractive opportunity for Aricom Shareholders.

The Independent Aricom Board Committee has examined Aricom's long-term development plans, funding requirements and the current state of project finance and capital markets. The Independent Aricom Board Committee believes Aricom's project pipeline is attractive. However, given current market conditions it is currently expected to take significant investment over several years in order to generate returns on these projects. Against this background, the Merger would allow Aricom Shareholders to maintain an interest in Aricom's

assets as well as gaining exposure to Peter Hambro's attractive portfolio of producing assets and their associated near term earnings and cash flow.

The Merger would allow Aricom Shareholders to benefit from participation in the Enlarged Group with benefits resulting from:

- enhanced market position, scale and growth platform and operational and strategic synergies through shared infrastructure of closely located operations;
- cashflow from the Enlarged Group's portfolio of producing assets which would help fund the investment required for Aricom's long-term development plans; and
- the potential for a significant increase in value of both Peter Hambro Mining and Aricom.

The Independent Aricom Board Committee is receiving financial advice from Canaccord Adams and Morgan Stanley. Morgan Stanley will provide independent advice to the Independent Aricom Board Committee for the purposes of Rule 3 of the Code.

2. Capital expenditure

If the Merger proceeds, the Enlarged Group, with its increased cash resources, would have greater flexibility in terms of the timing and amount of its capital expenditure. The capital expenditure plans for the Enlarged Group would be a matter for the Enlarged Group to finalise upon completion of the Merger. However, Peter Hambro Mining currently expects to:

- continue the development of its Pioneer and Malomir assets as highlighted in the Peter Hambro Mining trading update dated 26 January 2009;
- announce its annual update on production plans later in the first quarter of 2009;
- complete construction of the Kuranakh beneficiation plant and to commence production and sales of concentrate during 2009; and
- incur expenditure on Aricom's iron ore projects at a level that allows for a later development of the K&S and Garinskoye assets while observing commercial and legal requirements for the preservation of the licences.

The rationale for this strategy is to preserve the inherent value in, and the ability to accelerate development of, these projects once the project finance and iron ore markets recover.

3. Revised K&S development plan

Due to the current global economic crisis and the resulting significant downturn in the availability of debt financing, Aricom has sought to optimise the construction and development phasing of the K&S and Garinskoye projects to bring smaller, less capital intensive, mining and processing operations into production at the earliest possible time whilst maintaining attractive returns.

An updated analysis of the K&S operation has been developed based upon mining ore at an initial capacity of 3.5mtpa (increasing in year seven to 10mtpa) to be delivered to a processing plant producing 1.1mtpa of saleable iron ore concentrate at a grade of 65.8% Fe. The analysis also assumes that two years after the start of the processing plant, a DRI plant, employing the Kobe Steel ITmk3 technology, would process 0.75mtpa of iron ore concentrate to produce 0.5mtpa of DRI nuggets.

The K&S analysis shows that significant project optimisation can be achieved by reducing the initial capacity of the processing and DRI plants, with the modular nature of both allowing expansion at a later date. This should achieve an immediate capital expenditure reduction of approximately 70 per cent. in the cost of the processing plant and nearly 80 per cent. in the DRI plant versus the original plan. Further reductions can be achieved in capital expenditure for site infrastructure with the reduced size of the operation allowing a very significant saving

of approximately US$70.0 million to be made to the original plan of building additional railway infrastructure near to the pit. The total infrastructure saving, which also includes reductions in the size of the accommodation camp and the tailings facilities, represents an approximately 50 per cent. reduction versus the original plan.

Any option to reduce the size of the K&S operation would also reduce capital expenditure required at the mining site itself. The sequential mining of the project's three pits (Kimkanskoye Central, Kimkanskoye West and Sutarskoye) makes it possible to reduce initial capital investments in the mining equipment such as drill rigs, excavators, bulldozers and mine trucks. The total mining reduction is approximately 60 per cent. versus the original plan. Overall capital expenditure for the reduced K&S project to progress to the start-up stage is estimated to be approximately US$420.0 million, US$116.0 million less than envisaged under the original plan.

This reduced capital expenditure gives the project significant option value. Financial and iron ore markets would, if the Merger proceeds, continue to be monitored by the Enlarged Group for evidence that the projected economic requirements of the study are in place. In the interim, the work programme at K&S is under constant review to minimise cash outflow whilst keeping some positive momentum on project development.

4. Information on Peter Hambro Mining

Peter Hambro Mining is focused on the acquisition, exploration and development of gold deposits and the production of gold in Russia. Peter Hambro Mining's principal operations are located in the Amur Region in the Far East of Russia, where it has operated since 1994. Peter Hambro Mining is also active (itself or through joint ventures) in other areas of Russia including Yamal, Buryatia, Magadan, Chita and Irkutsk. Peter Hambro Mining is the second largest producer of gold in Russia (by production volume), with attributable gold production in 2008 of c. 393,000 oz and is one of the lowest cost producers of gold worldwide. Peter Hambro Mining's Pokrovskiy Mine has one of the lowest GIS total cash costs and GIS total production costs in Russia.

Peter Hambro Mining's primary operations are its Pokrovskiy and Pioneer producing mines, Malomir (a development project), and its exploration projects at the Pokrovskiy Satellite Deposits and Albyn and Tokur deposits, all of which are in the Amur Region, and the Novogodnee Monto and Petropavlovskoye deposits in Yamal.

The Peter Hambro Mining Group includes various in-house services companies and contractors that currently meet the majority of its geological, exploration and construction needs and also provide some services under contracts to third parties.

For the 12 month period to 31 December 2007, the Peter Hambro Mining Group had revenue of US$226.4 million (2006:US$157.8 million) and operating profit of US$67.5 million (2006: US$50.7 million) representing an operating margin of 29.8 per cent. (2006: 32.2 per cent.).

Peter Hambro Mining's interim results for the period to 30 June 2008 were announced on 22 September 2008. These showed unaudited revenue of US$146.4 million (period to 30 June 2007: US$93.1 million) and operating profit of US$32.0 million (period to 30 June 2007: US$36.3 million) representing an operating margin of 21.9 per cent. (period to 30 June 2007: 39.0 per cent.).

Peter Hambro Mining is headquartered in London and its shares are traded on AIM.

5. Information on Aricom

Aricom engages in the mining development of iron ore deposits and the production and trading of iron ore in the Far East of Russia to serve the Russian and Chinese market. Aricom was formed in late 2003 in order to develop the Kuranakh ilmenite and titanomagnetite deposit.

Aricom owns seven licences in the Far East of Russia and China: the Kuranakh (100 per cent. interest), Bolshoi Seym (49 per cent. interest), Garinskoye (99.6 per cent. interest) and Garinskoye Flanks (100 per cent. interest) iron ore and ilmenite deposits in Amur, the K&S (100 per cent. interest) and Kostengingskoye iron ore deposits (100 per cent. interest) in the Evreyskaya Avtonomnaya Oblast (EAO) and the Titanium Sponge Plant joint venture (65 per cent. interest) in North East China.

In October 2008, Aricom completed and published the results of its combined K&S and Garinskoye feasibility study, which envisaged both K&S and Garinskoye both producing at the rate of 10mtpa and delivering their ore to feed a single optimised processing plant to be located at K&S. Also included in the feasibility study were plans to commission a direct reduced iron facility at the K&S project site utilising iron ore concentrate feed from the processing plant to produce iron nuggets. Aricom has sought to optimise the construction and development phasing of the K&S and Garinskoye projects to bring smaller, less capital intensive, mining and processing operations into production at the earliest possible time whilst maintaining attractive returns.

For the 12 month period to 31 December 2007, Aricom had sales of US$4.9 million (2006: nil) and operating losses of US$22.7 million (2006: US$7.5 million).

Aricom's interim results for the period to 30 June 2008 were announced on 6 August 2008. These showed revenues of US$4.2 million (2007: nil) and operating losses of US$14.6 million (2007: US$6.0 million). Losses for the six month period were US$2.5 million (2007: US$5.3 million).

Due to the current world economic crisis, as with many other mining companies, the Board of Aricom is reviewing the Company's portfolio of assets and will provide for impairment where it is considered prudent to do so. Details of any impairment provision will be reported in the Aricom Group's full financial results expected on or around 25 February 2009.

Aricom is headquartered in London and its shares have been admitted to the Official List.

6. Board of Directors

If the Merger proceeds, the Enlarged Group would be led by a team comprising Peter Hambro as Executive Chairman, Pavel Maslovskiy as CEO and Brian Egan as CFO and the non-executive directors would be Sir Rudolph Agnew, Sir Malcolm Field, Lord Guthrie, Peter Hill-Wood and Sir Roderic Lyne.

7. Aricom Warrants, Aricom IFC Options

If the Merger proceeds it is expected that the terms of the Merger would extend to holders of Aricom Shares issued or transferred prior to the Scheme Effective Date pursuant to the exercise of options granted under the Aricom Share Option Scheme. In addition Peter Hambro Mining would in due course make appropriate proposals to the holders of Aricom Warrants and Aricom IFC Options. The incentive and remuneration structure for employees would be reviewed by the board of the Enlarged Group.

8. Implementation Agreement

Peter Hambro Mining and Aricom expect that if the Merger proceeds they would enter into an implementation agreement, which would contain customary obligations in relation to the implementation of the Scheme and a break fee.

9. Conditions to the Merger

If the Merger proceeds it would be subject to certain conditions, which would be set out in full in the announcement of a firm intention to proceed with the Merger.

10. UK and Overseas Shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements.

There will be an analysts presentation on the Merger at 9.30am on 5 February 2009. For details please contact the media and investor contacts below.

A recording of the analysts presentation will be available on both companies' websites.

Investor Contacts: Peter Hambro Mining

Alya Samokhvalova
+44 (0) 20 7201 8900

Investor Contacts: Aricom

Charlie Gordon
+44 (0) 20 7201 8939

JPMorgan Cazenove, financial adviser, nominated adviser, corporate broker, sole bookrunner, co-lead manager and placing agent to Peter Hambro Mining

Ian Hannam
+44 (0)20 7588 2828
Patrick Magee
+44 (0)20 7588 2828
Joe Seifert
+44 (0) 20 7588 2828

Liberum Capital, financial adviser and Rule 3 adviser to Peter Hambro Mining

Chris Bowman
+44 (0) 20 3100 2228
Clayton Bush
+44 (0) 20 3100 2227
Tom Fyson
+44 (0) 20 3100 2230

Morgan Stanley, financial adviser and Rule 3 adviser to Aricom

Peter Bacchus
+44 20 7425 8000
Richard Allan
+44 20 7425 8000
Laurence Hopkins
+44 20 7425 8000

Canaccord Adams, financial adviser and corporate broker to Aricom

Robert Finlay
+44 20 7050 6500
Mike Jones
+44 20 7050 6500
Guy Blakeney
+44 20 7050 6500

Canaccord Adams, co-lead manager and placing agent to Peter Hambro Mining on the placing

Neil Johnson
+44 20 7050 6500

Merlin, media contacts for Peter Hambro Mining

David Simonson and Tom Randell
+44 (0) 20 7653 6620

Abchurch, media contacts for Aricom

Charlie Jack and George Parker
+44 (0) 20 7398 7700

JPMorgan Cazenove and Liberum Capital, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Peter Hambro Mining and no-one else in connection with the possible Merger and will not be responsible to anyone other than Peter Hambro Mining for providing the protections afforded to clients of JPMorgan Cazenove or Liberum Capital or for providing advice in relation to the Merger.

Morgan Stanley is acting exclusively for Aricom and no-one else in connection with the matters described in this announcement and will not be responsible to anyone other than Aricom for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the possible Merger or any other matter described in the announcement.

Canaccord Adams is acting exclusively for Aricom and no-one else in connection with the Merger described in this announcement and will not be responsible to anyone other than Aricom for providing the protections afforded to clients of Canaccord Adams nor for providing advise in relation to the possible Merger or any matter related to the possible Merger.

Canaccord Adams is acting exclusively for Peter Hambro Mining and no-one else in connection with the Placing referred to in this announcement and described fully in the Placing announcement and will not be responsible to anyone other than Peter Hambro Mining for providing the protections afforded to clients of Canaccord Adams nor for providing advice in relation to the Placing or any matter relating to the Placing.

This announcement is not intended to, and does not, constitute or form any part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities nor shall there be any sale, issuance or transfer of the securities referred to in the announcement in the United States or any jurisdiction in contravention of applicable law.

The announcement has been prepared in accordance with English law and the Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England. Any Offer will be subject to the applicable rules and regulations of the London Stock Exchange and the Code.

*The New Peter Hambro Mining Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "**Securities Act**"), or under the securities laws of any state, district, province or other jurisdiction of the United States, Canada, Australia or Japan or any other Restricted Jurisdiction. No regulatory clearances in respect of the New Peter Hambro Mining Shares have been, or will be, applied for in any state, province, territory or jurisdiction other than the United Kingdom. Accordingly, unless an exemption under relevant securities laws is applicable, the New Peter Hambro Mining Shares are not being, and may not be, offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other Restricted Jurisdiction or to or for the account or benefit of any resident of the United States, Canada, Australia or Japan.*

The Placing Shares have not been, and will not be, registered under the Securities Act or under the securities laws of any state of the United States. The Placing Shares will only be offered pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act. Neither the US Securities Exchange Commission nor any securities commission of any state of the United States has approved or disapproved of the Placing or passed upon the merits or fairness of the possible Merger or Placing. Any representation to the contrary is a criminal offence in the United States.

Cautionary and Forward-Looking Statements

This announcement contains a number of "forward-looking statements" relating to Peter Hambro Mining and Aricom and the business sectors in which they operate. Generally, the words "will", "would", "may", "should", "continue", "believes", "expects", "intends", "anticipates", "forecast", "plan" and "project" or similar expressions identify forward-looking statements. Such statements reflect the relevant company's current views with respect to future events and are subject to risks, assumptions and uncertainties that could cause the actual results to differ materially from those expressed or implied in the forward-looking statements. Many of these risks, assumptions and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions, changes in general economic and business conditions, introduction of competing products and services, lack of acceptance of new products or services and the behaviour of other market participants. Although Peter Hambro Mining believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Aricom Shareholders should not, therefore, place undue reliance on these forward-looking statements, which speak only as of the date of this announcement.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in, one per cent or more of any class of "relevant securities" of Aricom or Peter Hambro Mining, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aricom or Peter Hambro Mining, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Aricom or Peter Hambro Mining by Peter Hambro Mining or Aricom, or by any of their respective "associates" must also be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44(0)20 7638 0129; fax number +44(0)20 7236 7013.

The Peter Hambro Mining Directors accept responsibility for all the information contained in this Announcement except for that information for which the Aricom Directors accept responsibility. To the best of the knowledge and belief of the Peter Hambro Mining Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Aricom Directors accept responsibility for all information in this Announcement relating to Aricom, the Aricom Group and its directors. To the best of the knowledge and belief of the Aricom Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Appendix I
Sources and Bases

a) The pro forma combined market capitalisation of Peter Hambro Mining and Aricom is based upon an undiluted number of Peter Hambro Mining Shares of 81,155,052, the latest closing price of Peter Hambro Mining Shares on AIM on 4 February 2009 of 585 pence (converted into US$ as set out in paragraph (e) below), the undiluted number of Aricom Shares of 1,182,863,763 and the latest closing price of Aricom Shares on the Official List on 4 February 2009 of 24 pence (converted into US$ as set out in paragraph (e) below) and excludes the Placing proceeds.

b) The statement that the pro forma net debt of the Enlarged Group is US$88 million is derived from an estimate of Peter Hambro Mining's gross debt of US$370 million less Peter Hambro Mining's cash of US$25 million less Aricom's cash of US$257 million.

c) The market price of Peter Hambro Mining Shares is the closing middle market quotation derived from AIM.

d) The market price of Aricom Shares is the closing middle market quotation derived from the Official List.

e) The US dollar : sterling exchange rate used in this announcement is 1.436

f) The percentage holdings of Aricom Shareholders and Peter Hambro Mining Shareholders in the Enlarged Group are based on the existing undiluted ordinary share capital of Peter Hambro Mining and Aricom as set out in (a) above.

Appendix II
Definitions

AIM	the alternative investment market of the London Stock Exchange
Aricom	Aricom plc
Aricom Directors	Pavel Maslovskiy, Jay Hambro, Brian Egan, Yuri Makarov, Martin Smith, Sir Malcolm Field, Peter Hambro, Sir Roderic Lyne and Tony Redman
Aricom Group	Aricom and its subsidiaries and subsidiary undertakings
Aricom IFC Options	the options granted to IFC pursuant to which IFC can subscribe for 17,076,372 Aricom shares at an exercise price of 74 pence, subject to adjustment in accordance with the terms and conditions thereof
Aricom Shareholder	a holder of Aricom Shares
Aricom Share Option Scheme	Aricom plc Share Option Scheme approved by the shareholders of Aricom on 12 December 2003
Aricom Shares	issued ordinary shares in the capital of Aricom
Aricom Warrants	warrants each of which gives the right to subscribe for one Aricom Share, constituted by a warrant instrument executed by Aricom dated 4 June 2007
Business Day	a day (excluding Saturdays, Sundays and UK public holidays) on which banks are generally open for business in London
Canaccord Adams	Canaccord Adams Limited
Code	the City Code on Takeovers and Mergers issued by the Panel
Companies Act	Companies Act 2006
Court	the High Court of Justice in England and Wales
DRI plant	direct reduced iron plant
Enlarged Group	Peter Hambro Mining Group as enlarged by the Merger
Financial Services Authority	the UK Financial Services Authority
GIS	Gold Institute Standard
Gold Exchangeable Bonds	US$180 million 7.0 per cent. of Gold Equivalent Exchangeable Bonds due 2012
IFC	the International Finance Corporation at 2121 Pennsylvania Avenue, NW Washington, DC 20433, USA
Independent Aricom Board Committee	the committee of the Board of directors of Aricom comprising the Independent Aricom Directors
Independent Aricom Directors	the independent directors of Aricom and an Independent Aricom Director being any one such director
Independent Board Committees	the Independent Peter Hambro Mining Board Committee and the Independent Aricom Board Committee
Independent Peter Hambro Mining Board Committee	the committee of the Board of directors of Peter Hambro Mining comprising the Independent Peter Hambro Mining Directors
Independent Peter Hambro	the independent directors of Peter Hambro Mining and an

Mining Directors	Independent Peter Hambro Mining Director being any one such Director
JPMorgan Cazenove	JPMorgan Cazenove Limited
Liberum Capital	Liberum Capital Limited
London Stock Exchange or LSE	London Stock Exchange plc or its successor
Main Market	the main market for listed securities of the London Stock Exchange
Merger	the possible merger of Peter Hambro Mining and Aricom
Morgan Stanley	Morgan Stanley & Co. Limited
mtpa	million tonnes per annum
New Peter Hambro Mining Shares	shares to be issued by Peter Hambro Mining to Aricom Shareholders if the Merger proceeds
Offer	the possible recommended offer by Peter Hambro Mining for the whole of the issued ordinary share capital of Aricom not already owned by Peter Hambro Mining
Official List	the official list of the UK Listing Authority
Panel	the Panel on Takeovers and Mergers
Peter Hambro Mining	Peter Hambro Mining Plc
Peter Hambro Mining Directors	Peter Hambro, Pavel Maslovskiy, Alexei Maslovskiy, Andrey Maruta, Alya Samokhvalova, Karolina Subczynska, Sir Rudolph Agnew, Lord Guthrie, Peter Hill-Wood and Jay Hambro
Peter Hambro Mining Group	Peter Hambro Mining and its subsidiaries and subsidiary undertakings
Peter Hambro Mining Shareholder	a holder of Peter Hambro Mining Shares
Peter Hambro Mining Shares	ordinary shares in the capital of Peter Hambro Mining
Placing	the placing of new ordinary shares by Peter Hambro Mining to be announced today
Placing Shares	new ordinary shares to be issued by Peter Hambro Mining pursuant to the Placing
Restricted Jurisdiction	any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure for Peter Hambro Mining or Aricom if information or documentation concerning the Offer is sent or made available to Aricom Shareholders in that jurisdiction
Scheme	the scheme of arrangement under Part 26 of the Companies Act 2006 pursuant to which it is proposed that the Merger will be implemented (if it proceeds)
Scheme Document	The document to be sent to Aricom Shareholders in relation to the Scheme, if the Merger proceeds
subsidiary and subsidiary undertaking	have the meanings given thereto in Part 38 of the Companies Act
UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland
UK Listing Authority	the Financial Services Authority in its capacity as the competent authority under the Financial Services and

	Markets Act 2000
US or United States	the United States of America, its territories and possessions, any state of the United States, and the District of Columbia

6 February 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN INTO OR FROM THE UNITED STATES OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF ANY SUCH JURISDICTION

Recommended Merger of Peter Hambro Mining and Aricom

Summary

- Following yesterday's announcements of a possible Merger of Peter Hambro Mining and Aricom and the successful Placing of 16 million Peter Hambro Mining shares at a price of 450 pence raising approximately US$105 million (before expenses) and today's announcement that Peter Hambro Mining has agreed to purchase a total of US$87 million nominal of the Gold Exchangeable Bonds, the Independent Board Committees are pleased to announce that they have reached agreement on the terms of a recommended Merger of the two companies by which all of the issued share capital of Aricom will be acquired by Peter Hambro Mining.

- The Merger will create a mining industry leader in the Far East of Russia with operations in both gold and iron ore with a pro forma combined market capitalisation (including the Placing Shares) of approximately US$1.15 billion.

- Following the Merger, the Enlarged Group will be well funded, with a pro forma unaudited cash balance of approximately US$302 million (with US$25 million attributable to Peter Hambro Mining, US$257 million attributable to Aricom and US$15 million attributable to the Placing Proceeds (after deduction of equity placing fees and the consideration to be paid for the acquisition of 48.3 per cent. of Peter Hambro Mining's outstanding Gold Exchangeable Bonds)) as at 31 December 2008, and pro forma unaudited net cash of US$5 million as at such date.

- The Merger will enable Peter Hambro Mining to implement its existing strategy of pursuing near term growth of gold production while allowing for the development of Aricom's large iron ore assets once project finance and iron ore markets recover. Peter Hambro Mining will continue to seek to create value for shareholders and, in line with its recent practice, to provide a return to shareholders as appropriate in the form of dividends.

- Under the terms of the Merger:

    - Aricom Shareholders will receive one fully paid New Peter Hambro Mining Share in exchange for 16 fully paid Aricom Shares; and

    - each Aricom Share is valued at 36.6 pence (using the closing price per Peter Hambro Mining Share on 4 February 2009 of 585 pence); and

    - each Aricom share is valued at 24.9 pence (using the price per Peter Hambro Mining Share on 8 January 2009 (being the last day prior to the start of the offer period) of 398 pence.

- Following completion of the Merger and the Placing:

    - existing Peter Hambro Mining Shareholders will hold 47.4 per cent. of the Enlarged Group calculated on an undiluted basis;

    - Aricom Shareholders will hold 43.2 per cent. of the Enlarged Group calculated on an undiluted basis;

- the Placees will hold 9.4 per cent. of the Enlarged Group calculated on an undiluted basis;
- subject to satisfying eligibility criteria, Peter Hambro Mining intends to make an application to obtain a primary listing on the Official List as soon as possible; and
- the Enlarged Group will be led by a team comprising Peter Hambro as Executive Chairman, Pavel Maslovskiy as CEO and Brian Egan as CFO and the non-executive directors are expected to be Sir Rudolph Agnew, Sir Malcolm Field, Lord Guthrie, Peter Hill-Wood and Sir Roderic Lyne.

- Peter Hambro Mining is the second largest producer of gold in Russia, with attributable gold production in 2008 of c. 393,000 oz and is one of the lowest cost producers of gold worldwide. Aricom engages in the mining and development of iron ore deposits and the production and trading of iron ore in the Far East of Russia to serve the Russian and Chinese markets.

- Peter Hambro Mining has received irrevocable undertakings from each of the Aricom Directors to vote or procure the vote in favour of the resolutions to be proposed at the Scheme Court Meeting and the Aricom EGM in respect of their own beneficial holdings, representing approximately 9.38 per cent. of the existing issued share capital of Aricom. The undertakings given by the Aricom Directors cease to be binding if the Scheme is withdrawn, unless Peter Hambro Mining exercises its right to announce a takeover offer of the entire issued share capital of Aricom, in which case it shall cease to have effect on the withdrawal or lapsing of the takeover offer.

- Aricom has received irrevocable undertakings from Pavel Maslovskiy, Peter Hambro, Sir Rudolph Agnew and Peter Hill-Wood to vote or procure the vote in favour of the resolutions to be proposed at the Peter Hambro Mining EGM in respect of their own beneficial holdings (with the exception of any beneficial holdings which are held by Goldman Sachs as nominee pursuant to a stock lending agreement).

- Because a number of individuals (including Peter Hambro and Pavel Maslovskiy) are directors and/or shareholders of both companies, Peter Hambro Mining and Aricom have each constituted committees of independent directors for the purposes of the Merger.

- It is intended that the Aricom Shares will be acquired by way of a Court sanctioned scheme of arrangement under Part 26 of the Companies Act.

- The Merger is conditional upon, among other things, certain Russian regulatory conditions being fulfilled to the reasonable satisfaction of Peter Hambro Mining and Aricom, the passing of resolutions by Peter Hambro Mining Shareholders and Aricom Shareholders and the sanction of the Court.

- Peter Hambro Mining and Aricom intend to post the Scheme Document as soon as practicable after the publication of the Aricom 2008 preliminary results and completion of Peter Hambro Mining's annual production forecast update, both of which are expected to be published by early to mid-March.

- Sir Rudolph Agnew, Senior Independent Director of Peter Hambro Mining, stated:

  "Combining Peter Hambro Mining's near term gold production assets with Aricom's significant available cash resources and iron ore assets will create a mining industry leader in the Far East of Russia. We believe it offers the opportunity for a transaction where the whole is substantially greater than the sum of its parts."

- Sir Malcolm Field, Senior Independent Director of Aricom, stated;

"I am confident this merger will deliver significant benefits from combining the current and prospective gold interests of Peter Hambro Mining with the longer term development of Aricom's valuable iron ore assets. It will enhance the market position of the group creating scale and a platform for growth leading to significant increase in value for shareholders of both companies."

The summary forms part of and should be read in conjunction with this announcement and Appendices. Appendix I of the announcement sets out the conditions and principal further terms of the Offer. Appendix II of the announcement contains information on sources and bases used in the announcement. Appendix IV of the announcement sets out the holdings of certain Peter Hambro Mining Directors in Peter Hambro Mining Shares before and after the Placing, and the Placing Shares which they have agreed to subscribe. .Certain terms used in the announcement are defined in Appendix V of the announcement.

Investor Contacts: Peter Hambro Mining

Alya Samokhvalova
+44 (0) 20 7201 8900

Investor Contacts: Aricom

Charlie Gordon
+44 (0) 20 7201 8939

JPMorgan Cazenove, financial adviser, nominated adviser, corporate broker, sole bookrunner, co-lead manager and placing agent to Peter Hambro Mining

Ian Hannam
+44 (0)20 7588 2828
Patrick Magee
+44 (0)20 7588 2828
Joe Seifert
+44 (0) 20 7588 2828

Liberum Capital, financial adviser and Rule 3 adviser to Peter Hambro Mining

Chris Bowman
+44 (0) 20 3100 2228
Clayton Bush
+44 (0) 20 3100 2227
Tom Fyson
+44 (0) 20 3100 2230

Morgan Stanley & Co. Limited, financial adviser and Rule 3 adviser to Aricom

Peter Bacchus
+44 20 7425 8000
Richard Allan
+44 20 7425 8000
Laurence Hopkins
+44 20 7425 8000

Canaccord Adams, financial adviser and corporate broker to Aricom

Robert Finlay
+44 20 7050 6500
Mike Jones
+44 20 7050 6500
Guy Blakeney
+44 20 7050 6500

Merlin, media contacts for Peter Hambro Mining

David Simonson and Tom Randell
+44 (0) 20 7653 6620

Abchurch, media contacts for Aricom

Charlie Jack and George Parker
+44 (0) 20 7398 7700

JPMorgan Cazenove and Liberum Capital, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Peter Hambro Mining and no-one else in connection with the possible Merger and will not be responsible to anyone other than Peter Hambro Mining for providing the protections afforded to clients of JPMorgan Cazenove or Liberum Capital or for providing advice in relation to the Merger.

Morgan Stanley is acting exclusively for Aricom and no-one else in connection with the matters described in this announcement and will not be responsible to anyone other than Aricom for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the possible Merger or any other matter described in the announcement.

Canaccord Adams is acting exclusively for Aricom and no-one else in connection with the Merger described in this announcement and will not be responsible to anyone other than Aricom for providing the protections afforded to clients of Canaccord Adams nor for providing advice in relation to the possible Merger or any matter related to the possible Merger.

Canaccord Adams is acting exclusively for Peter Hambro Mining and no-one else in connection with the Placing referred to in this announcement and described fully in the Placing announcement and will not be responsible to anyone other than Peter Hambro Mining for providing the protections afforded to clients of Canaccord Adams nor for providing advice in relation to the Placing or any matter relating to the Placing.

The announcement of which the above summary forms part is not intended to, and does not, constitute or form any part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities pursuant to the Offer or otherwise nor shall there be any sale, issuance or transfer of the securities referred to in the announcement in the United States or any jurisdiction in contravention of applicable law. The Offer will be made solely on the basis of the Scheme Document, which will contain the full terms and conditions of the Offer. The Scheme Document will be posted to those shareholders able to receive it in due course. Any response in relation to the Offer should be made only on the basis of the information in the Scheme Document. ***Aricom Shareholders receiving the formal documentation in relation to the Merger are advised to read it carefully, once it has been dispatched as it will contain important information.***

The availability of the Offer to Aricom Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

*The announcement has been prepared in accordance with English law and the Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England. The Offer will be subject to the applicable rules and regulations of the London Stock Exchange and the Code. The Offer relates to the shares in an English company and is proposed to be made by means of a scheme of arrangement provided for under company law of the United Kingdom. Aricom is not subject to the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). A transaction effected by means of a scheme of arrangement is not subject to the proxy and tender offer rules under the Exchange Act. Accordingly, the Offer is subject to the disclosure*

requirements and practices applicable in the UK to schemes of arrangement, which differ from the disclosure requirements of the US proxy and tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the financial statements of US companies. If Peter Hambro Mining exercises its right to implement the Offer by way of a takeover offer, the Offer will be made in compliance with applicable US laws and regulations, including applicable provisions of the tender offer rules under the Exchange Act.

Aricom is organised under the laws of England and Wales. All of the directors of Aricom are residents of countries other than the United States, and most of the assets of Aricom are located outside of the United States. Peter Hambro Mining is organised under the laws of England and Wales. You may not be able to sue Aricom or Peter Hambro Mining in a non-US court for violations of US securities laws.

*The New Peter Hambro Mining Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "**Securities Act**"), or under the securities laws of any state, district, province or other jurisdiction of the United States or any other Restricted Jurisdiction. No regulatory clearances in respect of the New Peter Hambro Mining Shares have been, or will be, applied for in any state, province, territory or jurisdiction other than the United Kingdom. Accordingly, unless an exemption under relevant securities laws is applicable, the New Peter Hambro Mining Shares are not being, and may not be, offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States or any other Restricted Jurisdiction or to or for the account or benefit of any resident of the United States or any other Restricted Jurisdiction. The New Peter Hambro Mining Shares are being offered in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof and upon issuance thereof will generally be capable of being resold without restriction under the Securities Act by former Aricom Shareholders who are not affiliates of Peter Hambro Mining and have not been affiliates of Peter Hambro Mining within 90 days prior to the issuance of New Peter Hambro Mining Shares under the Scheme.*

The Placing Shares have not been, and will not be, registered under the Securities Act or under the securities laws of any state of the United States. The Placing Shares will only be offered pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act. Neither the SEC nor any securities commission of any state of the United States has approved or disapproved of the Placing or passed upon the merits or fairness of the Placing. Any representation to the contrary is a criminal offence in the United States.

Cautionary and Forward-Looking Statements

This announcement contains a number of "forward-looking statements" relating to Peter Hambro Mining and Aricom and the business sectors in which they operate. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates", "forecast", "plan" and "project" or similar expressions identify forward-looking statements. Such statements reflect the relevant company's current views with respect to future events and are subject to risks, assumptions and uncertainties that could cause the actual results to differ materially from those expressed or implied in the forward-looking statements. Many of these risks, assumptions and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions, changes in general economic and business conditions, introduction of competing products and services, lack of acceptance of new products or services and the behaviour of other market participants. Although Peter Hambro Mining believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Aricom Shareholders should not, therefore, place undue reliance on these forward-looking statements, which speak only as of the date of this announcement.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in, one per cent or more of any class of "relevant securities" of Aricom or Peter Hambro Mining, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aricom or Peter Hambro Mining, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Aricom or Peter Hambro Mining by Peter Hambro Mining or Aricom, or by any of their respective "associates" must also be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44(0)20 7638 0129; fax number +44(0)20 7236 7013.

The Peter Hambro Mining Directors accept responsibility for all the information contained in this Announcement except for that information for which the Aricom Directors accept responsibility. To the best of the knowledge and belief of the Peter Hambro Mining Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Aricom Directors accept responsibility for all information in this Announcement relating to Aricom, the Aricom Group and its directors. To the best of the knowledge and belief of the Aricom Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN INTO OR FROM THE UNITED STATES OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF ANY SUCH JURISDICTION

6 February 2009

RECOMMENDED MERGER OF PETER HAMBRO MINING AND ARICOM

1. Introduction

Following yesterday's announcements of a possible Merger of Peter Hambro Mining and Aricom and the successful Placing of 16 million Peter Hambro Mining shares at a price of 450 pence raising approximately US$105 million (before expenses) and today's announcement that Peter Hambro Mining has agreed to purchase a total of US$87 million nominal of the Gold Exchangeable Bonds, the Independent Board Committees are pleased to announce that they have reached agreement on the terms of a recommended Merger of the two companies by which all of the issued share capital of Aricom will be acquired by Peter Hambro Mining.

- The Merger will create a mining industry leader in the Far East of Russia with operations in both gold and iron ore with a pro forma combined market capitalisation (including the Placing Shares) of approximately US$1.15 billion.

- Following the Merger, the Enlarged Group will be well funded, with a pro forma unaudited cash balance of approximately US$302 million (with US$25 million attributable to Peter Hambro Mining, US$257 million attributable to Aricom and US$15 million attributable to the Placing Proceeds (after deduction of Placing transaction costs and the consideration to be paid for the acquisition of 48.3 per cent. of Peter Hambro Mining's outstanding Gold Exchangeable Bonds)) as at 31 December 2008, and pro forma unaudited net cash of US$5 million as at such date.

- The Merger will enable Peter Hambro Mining to implement its existing strategy of pursuing near term growth of gold production while allowing for the development of Aricom's large iron ore assets once project finance and iron ore markets recover. Peter Hambro Mining will continue to seek to create value for shareholders and, in line with its recent practice, to provide a return to shareholders as appropriate in the form of dividends.

Following completion of the Merger and the Placing:

- existing Peter Hambro Mining Shareholders will hold 47.4 per cent. of the Enlarged Group calculated on an undiluted basis;

- Aricom Shareholders will hold 43.2 per cent. of the Enlarged Group calculated on an undiluted basis;

- the Placees will hold 9.4per cent. of the Enlarged Group calculated on an undiluted basis;

- subject to satisfying eligibility criteria, Peter Hambro Mining intends to make an application to obtain a primary listing on the Official List as soon as possible; and

- the Enlarged Group will be led by a team comprising Peter Hambro as Executive Chairman, Pavel Maslovskiy as CEO and Brian Egan as CFO and the non-executive directors are expected to be Sir Rudolph Agnew, Sir Malcolm Field, Lord Guthrie, Peter Hill-Wood and Sir Roderic Lyne.

2. Terms of the Merger

The Merger provides for the acquisition of the Aricom Shares to be effected by way of a Court sanctioned scheme of arrangement under Part 26 of the Companies Act involving a capital reduction of Aricom under section 135 of the Companies Act 1985.

The purpose of the Scheme is to enable Peter Hambro Mining to acquire the whole of the issued and to be issued ordinary share capital of Aricom. Under the terms of the Scheme, if the Scheme becomes effective, all Aricom Shares will be cancelled and Aricom Shareholders will receive:

in exchange for 16 fully paid Aricom Shares
one fully paid New Peter Hambro Mining Share

Peter Hambro Mining Shares to be issued to Aricom Shareholders under the Merger will be eligible to receive any dividend declared by Peter Hambro Mining at any time after the date of their issue.

Fractions of New Peter Hambro Mining Shares will not be allotted to Aricom Shareholders. Entitlements to New Peter Hambro Mining Shares will be rounded down to the nearest whole Peter Hambro Mining Share.

The Merger values each Aricom Share at:

- 36.6 pence and Aricom's existing ordinary share capital at approximately US$629 million (in each case using the closing price per Peter Hambro Mining Share on 4 February 2009 of 585 pence); and
- 24.9 pence and Aricom's existing ordinary share capital at approximately US$428 million (in each case using the price per Peter Hambro Mining Share on 8 January 2009 (being the last day prior to the start of the offer period) of 398 pence.

The market capitalisation of Aricom on 5 February 2009 (on the basis of the closing price on that day of 26.0 pence) was approximately US$447 million.

The Merger will be subject to the conditions and further terms set out in the paragraphs contained in Appendix 1 to this announcement and to be set out in the Scheme Document.

3. Independent Board Committees

Because a number of individuals (including Peter Hambro and Pavel Maslovskiy) are directors and/or shareholders of both companies, Peter Hambro Mining and Aricom have each constituted committees of independent directors for the purposes of the Merger.

The Independent Peter Hambro Mining Board Committee consists of Sir Rudolph Agnew (as Chairman), Andrey Maruta, Alya Samokhvalova, Peter Hill-Wood and Lord Guthrie.

The Independent Aricom Board Committee consists of Sir Malcolm Field (as Chairman), Brian Egan, Martin Smith, Sir Roderic Lyne and Tony Redman.

4. Background to and reasons for the Merger

Independent Peter Hambro Mining Board Committee

The Independent Peter Hambro Mining Board Committee believes that the Merger would result in the Enlarged Group being in a stronger strategic and financial position than either of the current Peter Hambro Mining and Aricom are as separate entities.

The Independent Peter Hambro Mining Board Committee believes that the Enlarged Group's cash (including the Placing Proceeds) could be used to eliminate or reduce the exposure to certain of Peter Hambro Mining's short-term obligations (in particular, by effecting further purchases of the Gold Exchangeable Bonds)..

The Independent Peter Hambro Mining Board Committee believes that the Merger would deliver significant benefits as a result of combining the currently producing and prospective gold interests of Peter Hambro Mining with the iron ore assets and significant available cash resources of Aricom. Benefits include:

- streamlining operations and infrastructure shared by Peter Hambro Mining and Aricom;
- administrative cost savings;
- ensuring the Enlarged Group is well funded; and
- increased near term cash flow from Peter Hambro Mining's operating businesses generated by using Aricom's significant available cash resources to meet Peter Hambro Mining's near term plans and in due course to support Aricom's capital investment programme and finance the Enlarged Group's further growth.

The Independent Peter Hambro Mining Board Committee believes achieving these benefits would be facilitated by the shared Anglo-Russian culture, management and directors, shareholders and head offices of both companies.

Independent Aricom Board Committee

The Independent Aricom Board Committee considers the Merger to represent an attractive opportunity for Aricom Shareholders.

The Independent Aricom Board Committee has examined Aricom's long-term development plans, funding requirements and the current state of project finance and capital markets. The Independent Aricom Board Committee believes Aricom's project pipeline is attractive. However, given current market conditions it is currently expected to take significant investment over several years in order to generate returns on these projects. Against this background, the Merger allows Aricom Shareholders to maintain an interest in Aricom's assets as well as gaining exposure to Peter Hambro's attractive portfolio of producing assets and their associated near term earnings and cash flow.

The Merger will allow Aricom Shareholders to benefit from:

- enhanced market position, scale and growth platform and operational and strategic synergies through shared infrastructure of closely located operations;
- cashflow from the Enlarged Group's portfolio of producing assets which would help fund the investment required for Aricom's long-term development plans; and
- the potential for a significant increase in value of both Peter Hambro Mining and Aricom.

5. Capital expenditure

The Enlarged Group, with its increased cash resources, will have greater flexibility in terms of the timing and amount of its capital expenditure. The capital expenditure plans for the Enlarged Group will be a matter for the Enlarged Group to finalise upon completion of the Merger. However, Peter Hambro Mining currently expects to:

- continue the development of its Pioneer and Malomir assets as highlighted in the Peter Hambro Mining trading update dated 26 January 2009;
- announce its annual update on production plans in the first quarter of 2009;
- complete the construction of Kuranakh beneficiation plant and to commence production and sales of concentrate during 2009; and
- incur expenditure on Aricom's iron ore projects at a level that allows for a later development of the K&S and Garinskoye assets while observing commercial and legal requirements for the preservation of the licences.

The rationale for this strategy is to preserve the inherent value in, and the ability to accelerate development of, these projects once the project finance and iron ore markets recover.

6. Revised K&S development plan

Due to the current global economic crisis and the resulting significant downturn in the availability of debt financing, Aricom has sought to optimise the construction and development phasing of the K&S and Garinskoye projects to bring smaller, less capital intensive, mining and processing operations into production at the earliest possible time whilst maintaining attractive returns.

An updated analysis of the K&S operation has been developed based upon mining ore at an initial capacity of 3.5mtpa (increasing in year seven to 10mtpa) to be delivered to a processing plant producing 1.1mtpa of saleable iron ore concentrate at a grade of 65.8% Fe. The analysis also assumes that two years after the start of the processing plant, a DRI plant, employing the Kobe Steel ITmk3 technology, would process 0.75mtpa of iron ore concentrate to produce 0.5mtpa of DRI nuggets.

The K&S analysis shows that significant project optimisation can be achieved by reducing the initial capacity of the processing and DRI plants, with the modular nature of both allowing expansion at a later date. This should achieve an immediate capital expenditure reduction of approximately 70 per cent. in the cost of the processing plant and nearly 80 per cent. in the DRI plant versus the original plan. Further reductions can be achieved in capital expenditure for site infrastructure with the reduced size of the operation allowing a very significant saving of approximately US$70.0 million to be made to the original plan of building additional railway infrastructure near to the pit. The total infrastructure saving, which also includes reductions in the size of the accommodation camp and the tailings facilities, represents an approximately 50 per cent. reduction versus the original plan.

Any option to reduce the size of the K&S operation would also reduce capital expenditure required at the mining site itself. The sequential mining of the project's three pits (Kimkanskoye Central, Kimkanskoye West and Sutarskoye) makes it possible to reduce initial capital investments in the mining equipment such as drill rigs, excavators, bulldozers and mine trucks. The total mining reduction is approximately 60 per cent. versus the original plan. Overall capital expenditure for the reduced K&S project to progress to the start-up stage is estimated to be approximately US$420.0 million, US$116.0 million less than envisaged under the original plan.

This reduced capital expenditure gives the project significant option value. Financial and iron ore markets will continue to be monitored by the Enlarged Group for evidence that the projected economic requirements of the study are in place. In the interim, the work programme at K&S is under constant review to minimise cash outflow whilst keeping some positive momentum on project development.

7. Peter Hambro Mining Shareholder Approval and Recommendation of the Independent Peter Hambro Mining Board Committee

The Independent Peter Hambro Mining Board Committee is receiving financial advice on the Merger from JPMorgan Cazenove. JPMorgan Cazenove has an existing relationship with Aricom and, as a consequence, is a connected party to Aricom. Liberum Capital is therefore providing independent advice to the Independent Peter Hambro Mining Board Committee on the Merger for the purposes of Rule 3 of the Code.

The Independent Peter Hambro Mining Board Committee, which has been so advised by Liberum Capital and JPMorgan Cazenove, considers the terms of the Merger to be fair and reasonable. In providing financial advice to the Independent Peter Hambro Mining Board Committee on the Merger, Liberum Capital and JPMorgan Cazenove have taken into account the commercial assessments of the Independent Peter Hambro Mining Board Committee.

JPMorgan Cazenove is not providing financial advice to Aricom on the Merger.

The Merger is conditional on the approval by Peter Hambro Mining Shareholders of the Peter Hambro Mining Resolutions at an extraordinary general meeting of Peter Hambro Mining. The Independent Peter Hambro Mining Board Committee intends unanimously to recommend that Peter Hambro Mining Shareholders vote in favour of the Peter Hambro Mining Resolutions, as they intend to do in respect of their own beneficial holdings of 27,500 Peter Hambro Mining Shares (representing as at the date of this announcement, in aggregate, approximately 0.034 per cent. of the existing issued ordinary share capital of Peter Hambro Mining).

8. Aricom Shareholder approval and recommendation of the Independent Aricom Board Committee

The Independent Aricom Board Committee is receiving financial advice on the Offer from Morgan Stanley and Canaccord Adams. Canaccord Adams has an existing broking relationship with Peter Hambro Mining and, as a consequence, is a connected party to Peter Hambro Mining. Morgan Stanley is therefore providing independent advice to the Independent Aricom Board Committee for the purposes of Rule 3 of the Code.

The Independent Aricom Board Committee, which has been so advised by Morgan Stanley and Canaccord Adams, considers the terms of the Offer to be fair and reasonable. In providing advice to the Independent Aricom Board Committee, Morgan Stanley and Canaccord Adams have taken into account the commercial assessments of the Independent Aricom Board Committee.

The Independent Aricom Directors intend unanimously to recommend that Aricom Shareholders vote in favour of the Scheme at the Scheme Court Meeting and the Aricom EGM, as they have irrevocably undertaken to do themselves in respect of all their own beneficial holdings of 1,338,622 Aricom Shares (representing as at the date of this announcement, in aggregate, approximately 0.11 per cent. of the existing issued share capital of Aricom).

Aricom Shareholders considering voting in favour of the Scheme are referred to the investment considerations which will be set out in the Scheme Document. If Aricom Shareholders are in any doubt as to the action they should take, they should seek their own financial advice from an independent financial adviser.

9. Information on Peter Hambro Mining

Peter Hambro Mining is focused on the acquisition, exploration and development of gold deposits and the production of gold in Russia. Peter Hambro Mining's principal operations are located in the Amur Region in the Far East of Russia, where it has operated since 1994. Peter Hambro Mining is also active (itself or through joint ventures) in other areas of Russia including Yamal, Buryatia, Magadan, Chita and Irkutsk. Peter Hambro Mining is the second largest producer of gold in Russia (by production volume), with attributable gold production in 2008 of c. 393,000 oz and is one of the lowest cost producers of gold worldwide. Peter Hambro Mining's Pokrovskiy Mine has one of the lowest GIS total cash costs and GIS total production costs in Russia.

Peter Hambro Mining's primary operations are its Pokrovskiy and Pioneer producing mines, Malomir (a development project), and its exploration projects at the Pokrovskiy Satellite Deposits and Albyn deposits, all of which are in the Amur Region, and the Novogodnee Monto and Petropavlovskoye deposits in Yamal.

The Peter Hambro Mining Group includes various in-house services companies and contractors that currently meet the majority of its geological, exploration and construction needs and also provide some services under contracts to third parties.

For the 12 month period to 31 December 2007, the Peter Hambro Mining Group had revenue of US$226.4 million (2006:US$157.8 million) and operating profit of US$67.5 million (2006: US$50.7 million) representing an operating margin of 29.8 per cent. (2006: 32.2 per cent.).

Peter Hambro Mining's interim results for the period to 30 June 2008 were announced on 22 September 2008. These showed unaudited revenue of US$146.4 million (period to 30 June 2007: US$93.1 million) and operating profit of US$32.0 million (period to 30 June 2007: US$36.3 million) representing an operating margin of 21.9 per cent. (period to 30 June 2007: 39.0 per cent.).

Peter Hambro Mining is headquartered in London and its shares are traded on AIM.

10. Information on Aricom

Aricom engages in the mining development of iron ore deposits and the production and trading of iron ore in the Far East of Russia to serve the Russian and Chinese markets. Aricom was formed in late 2003 in order to develop the Kuranakh ilmenite and titanomagnetite deposit

Aricom owns seven licences in the Far East of Russia and China: the Kuranakh (100 per cent. interest), Bolshoi Seym (49 per cent. interest), Garinskoye (99.6 per cent. interest) and Garinskoye Flanks (100 per cent. interest) iron ore and ilmenite deposits in Amur, the K&S (100 per cent. interest) and Kostengingskoye iron ore deposits (100 per cent. interest) in the Evreyskaya Avtonomnaya Oblast (EAO) and the Titanium Sponge Plant joint venture (65 per cent. interest) in North East China.

In October 2008, Aricom completed and published the results of its combined K&S and Garinskoye feasibility study, which envisaged both K&S and Garinskoye both producing at the rate of 10mtpa and delivering their ore to feed a single optimised processing plant to be located at K&S. Also included in the feasibility study were plans to commission a direct reduced iron facility at the K&S project site utilising iron ore concentrate feed from the processing plant to produce iron nuggets. Aricom has sought to optimise the construction and development phasing of the K&S and Garinskoye projects to bring smaller, less capital intensive, mining and processing operations into production at the earliest possible time whilst maintaining attractive returns.

For the 12 month period to 31 December 2007, Aricom had sales of US$4.9 million (2006: nil) and operating losses of US$22.7 million (2006: US$7.5 million).

Aricom's interim results for the period to 30 June 2008 were announced on 6 August 2008. These showed revenues of US$4.2 million (2007: nil) and operating losses of US$14.6 million (2007: US$6.0 million). Losses for the six month period were US$2.5 million (2007: US$5.3 million).

Due to the current world economic crisis, as with many other mining companies, the Board of Aricom is reviewing the Company's portfolio of assets and will provide for impairment where it is considered prudent to do so. Details of any impairment provision will be reported in the Aricom Group's full financial results expected on or around 25 February 2009.

Aricom is headquartered in London and its shares have been admitted to the Official List.

11. Board of Directors and Employees

The Enlarged Group will be led by a team comprising Peter Hambro as Executive Chairman, Pavel Maslovskiy as CEO and Brian Egan as CFO and the non-executive directors are expected to be Sir Rudolph Agnew, Sir Malcolm Field, Lord Guthrie, Peter Hill-Wood and Sir Roderic Lyne. The terms of the service or consultancy agreements for the proposed new directors of Peter Hambro Mining are yet to be determined but will be subject to approval by the remuneration committee of the Peter Hambro Mining Board.

Peter Hambro Mining and Aricom attach great importance to retaining the skills and expertise of their management and employees. The Independent Board Committees of Peter Hambro Mining and Aricom believe that, although the combination of similar functions may lead to some operating restructuring, the increased size and strength of the Enlarged Group will offer attractive career prospects for its employees.

Peter Hambro Mining intends to safeguard fully the existing employment rights of employees of both Peter Hambro Mining and Aricom.

12. Aricom Warrants, Aricom IFC Options

The terms of the Merger will extend to holders of Aricom Shares issued or transferred prior to the Scheme Effective Date pursuant to the exercise of options granted under the Aricom Share Option Scheme. In addition Peter Hambro Mining will in due course make appropriate proposals to the holders of Aricom Warrants, Aricom IFC Options and Aricom employee share options. The incentive and remuneration structure for employees will be reviewed by the board of the Enlarged Group.

13. Implementation Agreement

Peter Hambro Mining and Aricom have entered into the Implementation Agreement, which contains certain obligations in relation to the implementation of the Scheme and the conduct of Aricom's operations prior to the Scheme Effective Date or termination of such agreement.

Under the Implementation Agreement, Aricom has agreed with Peter Hambro Mining an inducement fee of approximately £3.7 million, being an amount equal to one per cent. of the value of the Offer calculated by reference to the price to be received per Aricom Share multiplied by the fully diluted equity share capital of Aricom at the time of the announcement, but taking into account only those options that are "in the money" (and otherwise as such term is understood by the Panel).

The inducement fee shall be payable by Aricom if, in summary:

(a) the Offer lapses or is withdrawn or (with the consent of the Panel) is not made and before that time the unanimous and unqualified recommendation by the Independent Aricom Directors to Aricom Shareholders to vote in favour of the Scheme and the Aricom EGM Resolutions at or prior to the Scheme Court Meeting or the Aricom EGM (as appropriate) or, as the case may be, the Takeover Offer, is not provided in the Scheme Document or any offer document in relation to a Takeover Offer or the unanimous and unqualified recommendation by the Independent Aricom Directors is withdrawn, qualified or adversely amended at any time following the release of this announcement;

(b) the Offer lapses or is withdrawn or (with the consent of the Panel) is not made and before that time a competing proposal by a third party which is not acting in concert with Peter Hambro Mining is announced (whether or not on a pre-conditional basis and whether pursuant to Rule 2.4 or Rule 2.5 of the Code or otherwise) and:

    (i) such competing proposal becomes effective or is declared wholly unconditional or is otherwise completed; or

    (ii) the Independent Aricom Directors or all the directors of Aricom (as the case may be) recommend or announce their intention to recommend that Aricom Shareholders agree, vote in favour of, or accept such competing proposal;

(c) Aricom enters into an agreement or arrangement which would constitute a frustrating action under Rule 21 of the Code, if such agreements or arrangements cause the Offer to lapse or be withdrawn;

(d) at any time after approval of the Scheme by Aricom Shareholders at the Court Meeting but before the delivery of the court orders to effect the Scheme and/or the Scheme Capital Reduction to the Registrar, the Aricom Independent Directors, whether or not in exercise of their fiduciary duties, decide not to proceed with the Scheme;

(e) without the consent of Peter Hambro Mining, Aricom withdraws the Scheme prior to the Meetings or takes steps to defer (or adjourn) the holding of the Scheme Court Meeting or the Aricom EGM or the court hearings to approve the Scheme and the Scheme Capital Reduction to a date later than the date falling six months from the date of this announcement or such other date as may be agreed between the parties (subject to the consent of the Panel and the sanction of the Court).

The Implementation Agreement can be terminated in certain circumstances, including by either party if the other party is in material breach of the Implementation Agreement.

14. Transactions with Major Shareholders, Related Party Transaction and Substantial Transaction

The Merger, if completed, will under the AIM Rules be a related party transaction for Peter Hambro Mining in respect of each Peter Hambro Mining Director (together with any applicable associates) who holds Aricom Shares and Lansdowne Partners Ltd. The number of Aricom Shares, Aricom Warrants and Aricom LTIP Awards (as the case may be) held by Peter Hambro Mining Directors is set out in paragraph 20. The Merger if completed will also constitute a substantial transaction for the purpose of the AIM Rules.

The Peter Hambro Mining Directors (save for Peter Hambro, Pavel Mavlovskiy, Sir Rudolph Agnew, Jay Hambro, Alexei Maslovsky and Peter Hill-Wood), who have consulted with Peter Hambro Mining's nominated adviser, JPMorgan Cazenove, and with Liberum Capital, consider that the terms of the Merger are fair and reasonable insofar as Peter Hambro Mining Shareholders are concerned.

15. Irrevocable Undertakings

Peter Hambro Mining has received irrevocable undertakings from each of the Aricom Directors to vote or procure the vote in favour of the resolutions to be proposed at the Scheme Court Meeting and the Aricom EGM in respect of their own beneficial holdings, representing approximately 9.4 per cent. of the existing issued share capital of Aricom. The undertakings given by the Aricom Directors cease to be binding if the Scheme is withdrawn, unless Peter Hambro Mining exercises its right to announce a takeover offer of the entire issued share capital of Aricom, in which case it shall cease to have effect on the withdrawal or lapsing of the takeover offer.

Aricom has received irrevocable undertakings from Pavel Maslovskiy, Peter Hambro, Sir Rudolph Agnew and Peter Hill-Wood to vote or procure the vote in favour of the resolutions to be proposed at the Peter Hambro Mining EGM in respect of their own beneficial holdings (with the exception of any beneficial holdings which are held by Goldman Sachs as nominee pursuant to a stock lending agreement) representing 21.3 per cent. of the existing issued share capital of Peter Hambro Mining.

Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

16. Gold Exchangeable Bonds

Peter Hambro Mining has today announced that it has purchased a total of $87 million nominal of the Gold Exchangeable Bonds at an average price of US$95.00 plus accrued interest from a number of investors.

17. Structure of the Scheme

It is intended that the acquisition of the Aricom Shares will be effected by way of a Court sanctioned scheme of arrangement under Part 26 of the Companies Act. The Scheme is an arrangement between Aricom and the Aricom Shareholders and is subject to the approval of the Court.

The purpose of the Scheme is to provide for Peter Hambro Mining to become the owner of the whole of the issued ordinary share capital of Aricom. This is to be achieved by the cancellation of all the Scheme Shares and the application of the reserve arising from such cancellation, in paying up a new number of Aricom Shares (which is equal to the number of Scheme Shares cancelled) and issuing the same to Peter Hambro Mining, in consideration for which the Scheme Shareholders will receive consideration on the basis set out above.

To become effective, the Scheme requires, amongst other things, the approval by a majority in number of Scheme Shareholders representing at least 75 per cent. in value of all Scheme Shares held by such Scheme Shareholders voted, either in person or by proxy, at the Scheme Court Meeting, together with the sanction of the Court and the passing by the Scheme Shareholders of a special resolution necessary to implement the Scheme at the Aricom EGM. In addition, both the Scheme must be approved by the Court and the Scheme Capital Reduction must be approved by the Court.

Once the necessary approvals from the Aricom Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme will become effective upon the confirmation of the Scheme Capital Reduction by the Court and registration of the Reduction Court Order by the Registrar of Companies.

Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Scheme Court Meeting or the Aricom EGM.

The Scheme is subject to certain conditions and certain further terms referred to in Appendix I of this announcement and to be set out in the Scheme Document. These conditions include:

- the approvals of the Aricom Shareholders referred to above;
- the sanction and confirmation of the Court referred to above;
- the Scheme becoming effective by no later than 6 months after the date of this announcement or such later date as Peter Hambro Mining and Aricom may agree with (where applicable) the consent of the Panel and the approval of the Court, failing which the Scheme will lapse;
- approval by the Peter Hambro Mining Shareholders of all resolutions necessary to approve, implement and effect the Merger;
- certain Russian regulatory approvals; and
- admission of the New Peter Hambro Mining Shares to trading on AIM or to listing on the Official List and to trading on the Main Market.

The Aricom Shares will be acquired pursuant to the Scheme fully paid and free from all liens, charges, equities, encumbrances, rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto, including voting rights and the rights to receive and retain in full all dividends and other distributions declared, made or paid on or after the date of their issue.

Peter Hambro Mining reserves the right to elect to implement the Offer by way of a Takeover Offer. In such event, such Offer will be implemented on the same terms (subject to appropriate amendments including (without limitation) an acceptance condition set at 90 per cent. (or such less percentage, being more than 50 per cent., as Peter Hambro Mining shall

decide) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

Further details of the Scheme, including an indicative timetable for its implementation, together with how Scheme Shareholders may participate in the Scheme Court Meeting and Aricom EGM, will be contained in the Scheme Document.

18. Delisting and re-registration

Upon or shortly after the Scheme becoming effective, the London Stock Exchange will be requested to cancel trading in Aricom Shares on the London Stock Exchange's market for listed securities and the UK Listing Authority will be requested to cancel the listing of the Aricom Shares from the Official List.

On the Scheme Effective Date, share certificates in respect of the Aricom Shares will cease to be valid and should be destroyed. In addition, entitlements to Aricom Shares held within the CREST system will be cancelled on the Scheme Effective Date.

Following the Merger and subject to satisfying eligibility criteria, Peter Hambro Mining intends to make an application to obtain a primary listing on the Official List as soon as possible.

19. Conditions to the Merger

The Merger is subject to certain conditions, which are set out in full in Appendix I of this announcement.

20. Interests in Aricom securities held by Peter Hambro Mining and its concert parties

Pavel Maslovskiy is interested in 87,779,094 Aricom Shares. This figure includes the current holdings of Pavel Maslovskiy, his close relatives, related trusts and companies associated with, or in which, Pavel Maslovskiy is interested.

Peter Hambro is interested in 87,601,729 Aricom Shares. This figure includes the current holdings of Peter Hambro, his close relatives, related trusts and companies associated with, or in which, Peter Hambro is interested.

Peter Hill-Wood is interested in 612,500 Aricom Shares, all of which are held by him.

Sir Rudolph Agnew is interested in 160,000 Aricom Shares. This figure includes the current holdings of Sir Rudolph Agnew, his close relatives, related trusts and companies associated with, or in which, Sir Rudolph Agnew is interested.

Jay Hambro is interested in 110,000 Aricom Shares and is the holder of 135,000 Aricom Warrants. He has also been granted options over 2,500,000 Aricom Shares, exercisable at 42 pence per Aricom Share. Jay Hambro is a participant in the Aricom LTIP, pursuant to which he has been granted options over 2,000,000 Aricom Shares at an allocation price of 62 pence (allocated in October 2007) and options over 2,000,000 Aricom Shares at an allocation price of 20 pence (allocated in October 2008).

Karolina Subczynska is a participant in the Aricom LTIP pursuant to which she has been granted options over 1,000,000 Aricom Shares at an allocation price of 20 pence (allocated in October 2008).

21. UK and Overseas Shareholders

Unless otherwise determined by Peter Hambro Mining, the Offer will not be made, directly or indirectly, in or into, or by the use of mails or by any means or instrumentality (including, without limitation, by means of telephone, facsimile, telex, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national state or other

securities exchange of any Restricted Jurisdiction and the Offer will not be capable of acceptance by any such use, instrumentality or facility or from within those jurisdictions. Accordingly, copies of this announcement and formal documentation relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, transmitted, distributed, sent or accessed in or into or from any Restricted Jurisdiction. Persons receiving this announcement (including without limitation custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise forward, transmit, distribute or send it in or into or from any Restricted Jurisdiction. Doing so may render invalid any purported acceptance of the Offer.

The availability of the Offer to persons who are not resident in and citizens of the UK may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe any, applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

22. Issued Share Capital

As at close of business on 5 February 2009, Peter Hambro Mining had in issue 81,155,052 Peter Hambro Mining Shares (ISIN reference number GB0031544546), $US140,000,000 7.125 per cent. guaranteed convertible bonds due 2012 guaranteed by Peter Hambro Mining and convertible into Peter Hambro Mining Shares (ISIN reference number X50224133099) and 11,820 ADRs (relating to issued shares) (ISIN reference number US71602M1045).

As at close of business on 5 February 2009, Aricom had in issue 1,182,863,763 Aricom Shares (ISIN reference number GB0033990283) and 133,000,000 Aricom Warrants (ISIN reference number GB00BIXF5K38).

Peter Hambro Mining is being advised by JPMorgan Cazenove Limited and Liberum Capital and its legal advisers are Norton Rose LLP. Aricom is being advised by Morgan Stanley and Canaccord Adams and its legal advisers are Linklaters LLP.

23. General

Peter Hambro Mining reserves the right, subject to the prior consent of the Panel, to elect to implement the acquisition of the Aricom Shares by way of takeover offer (as such term is defined in section 979 of the Companies Act). In such event, such takeover offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme. Furthermore, if sufficient acceptances of such offer are received and/or sufficient Aricom Shares are otherwise acquired, it is the intention of Peter Hambro Mining to apply the provisions of section 979 of the Companies Act to acquire compulsorily any outstanding Aricom Shares to which such offer relates.

The Merger will be subject to the Conditions and certain further terms set out in Appendix I and the further terms and conditions set out in the Scheme Document when issued.

The bases and sources of certain information contained in this announcement are set out in Appendix II.

The availability of the Merger to persons not resident in the UK may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about and observe any applicable requirements.

Certain terms used in this announcement are defined in Appendix V.

Appendix I
Conditions and Further Terms of the Merger

Part A - Conditions of the Acquisition

1 The Acquisition will be conditional upon the Scheme becoming unconditional and becoming effective, subject to the Code, by no later than 6 August 2009 or such later date (if any) as Peter Hambro Mining and Aricom may, with the consent of the Panel, agree and (if required) the Court may allow.

2 The Scheme will be conditional upon:

(A) approval of the Scheme by a majority in number of the Scheme Shareholders entitled to vote and present and voting, either in person or by proxy, at the Scheme Court Meeting or at any adjournment of such meeting, representing no less than 75 per cent in value of the Scheme Shares so voted;

(B) all resolutions in connection with, or necessary to approve and implement, the Scheme as set out in the notice of the Aricom EGM being duly passed by the requisite majority at the Aricom EGM or at any adjournment of that meeting;

(C) the sanction of the Scheme and the confirmation of the Scheme Capital Reduction (in either case, without modification or with modification as agreed by Aricom and Peter Hambro Mining) by the Court and:

(i) the delivery for registration of office copies of the Court Orders and the minute of the Scheme Capital Reduction attached thereto to the Registrar of Companies; and

(ii) the registration of the Reduction Court Order by the Registrar of Companies; and

(D) all resolutions necessary to approve, implement and effect the Acquisition being duly passed at the Peter Hambro Mining EGM (or at any adjournment thereof) as set out in the notice of the Peter Hambro Mining EGM;

3 In addition, Peter Hambro Mining and Aricom have agreed that, subject to Part B below, the Scheme will also be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied (and continue to be satisfied pending the commencement of the Scheme Court Meeting) or, where permitted, waived (or, in each case, any other customary pre-admission conditions with the consent of the Panel):

(a)

(i) admission of the New Peter Hambro Mining Shares to trading on AIM becoming effective in accordance with the AIM Rules or if Peter Hambro Mining so determines (subject to the consent of the Panel) the London Stock Exchange agreeing to admit such shares to trading on AIM subject to the allotment of such New Peter Hambro Mining Shares and/or the Scheme becoming or being declared unconditional in all respects; or

(ii) admission of the New Peter Hambro Mining Shares to the Official List, in accordance with the Listing Rules, and the admission of the New Peter Hambro Mining Shares to trading on the London Stock Exchange's main market for listed securities in accordance with the Admission and Disclosure Standards of the London Stock Exchange becoming effective or, if Peter Hambro Mining so determines and subject to the consent of

the Panel (if required), the UK Listing Authority agreeing to admit the New Peter Hambro Mining Shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading on its main market for listed securities subject only to (i) the allotment of such shares and/or (ii) the Acquisition becoming effective;

(b) in Russia,

(i) any necessary consents or approvals having been granted either unconditionally or subject to such conditions, obligations, undertakings or modifications as shall be reasonably acceptable to Peter Hambro Mining and Aricom, by (A) FAS and any other relevant authorities applying the merger control laws of such jurisdiction and (B) the Governmental Commission on Control over Making Foreign Investments in the Russian Federation as required by the provisions of Federal Law of the Russian Federation No. 57-FZ dated 29 April 2008 "On the procedures for making foreign investments into commercial entities of strategic significance for the national defence and security";

(ii) all or any relevant waiting periods in such jurisdiction having expired, lapsed or been terminated as appropriate;

(iii) any necessary governmental, regulatory or exchange control consents required to implement the Scheme having being granted either unconditionally or subject to such conditions, obligations, undertakings or modifications as shall be acceptable to Peter Hambro Mining;

(c) save as fairly disclosed in Aricom's annual report and accounts for the year ended 31 December 2007 or as publicly announced by Aricom prior to the Announcement Date or as fairly disclosed by Aricom (or by Aricom's financial, legal or accounting advisers) to Peter Hambro Mining (or in writing to Peter Hambro Mining's financial, legal or accounting advisers specifically in their capacity as Peter Hambro Mining's advisers and in relation to the Acquisition) prior to the Announcement Date, no Third Party having decided or given notice of a decision to take, institute or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken, or otherwise having done anything, or having enacted, made or proposed and there not continuing to be outstanding any statute, regulation, decision or order which would:

(i) make the Acquisition or its implementation or the acquisition by Peter Hambro Mining of any Aricom Shares, or the acquisition of control of Aricom, by any member of the Wider Peter Hambro Mining Group, void, illegal or unenforceable under the laws of any relevant jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, challenge, delay, hinder or otherwise interfere with the same, or impose material additional adverse conditions or obligations with respect thereto, or otherwise challenge or require amendment to the terms of the Scheme or the Acquisition;

(ii) require, prevent or delay the divestiture by any member of the Wider Peter Hambro Mining Group or by any member of the Wider Aricom Group of all or any portion of their respective businesses, assets or properties or impose any limitation on the ability of any member of the Wider Peter Hambro Mining Group or any member of the Wider Aricom Group to conduct their respective businesses (or any part of them) or to own or control their respective assets or properties or any part of them to an extent in any such case which is material in the context of the Wider Peter Hambro Mining Group or the Wider Aricom Group in either case taken as a whole;

(iii) impose any material limitation on, or result in a delay in, the ability of any member of the Wider Peter Hambro Mining Group, directly or indirectly, to acquire or to hold or to exercise effectively all or any rights of ownership in respect of shares, loans or other securities (or the equivalent) in any member of the Wider Aricom Group or to exercise management control over any such member;

(iv) save pursuant to the Scheme or sections 974 to 991 of the Companies Act 2006, require any member of the Wider Peter Hambro Mining Group or the Wider Aricom Group to acquire, or offer to acquire, any shares or other securities (or the equivalent) in any member of the Wider Aricom Group;

(v) require a divestiture by Peter Hambro Mining or any member of the Wider Peter Hambro Mining Group of any shares or other securities (or the equivalent) in Aricom;

(vi) materially limit the ability of any member of the Wider Peter Hambro Mining Group or the Wider Aricom Group to co-ordinate or integrate its business, or any part of it, with the business or any part of the business of any other member of the Wider Peter Hambro Mining Group or of the Wider Aricom Group;

(vii) save pursuant to the Scheme or sections 974 to 991 of the Companies Act, result in any member of the Wider Aricom Group ceasing to be able to carry on business under any name which it presently does so to an extent which is materially adverse in the context of the Wider Aricom Group taken as a whole; or

(viii) otherwise adversely affect in any material respect any or all of the businesses, assets, liabilities, profits or prospects of any member of the Wider Peter Hambro Mining Group or any member of the Wider Aricom Group (including any action which would or might adversely affect or prejudice any of the status, licences, authorisations, exemptions or consents of any member of the Wider Peter Hambro Mining Group or of the Wider Aricom Group),

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference under the laws or regulations of any relevant jurisdiction in respect of the Acquisition having expired, lapsed or been terminated;

(d) all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, certificates, exemptions, permissions and approvals ("**Authorisations**") necessary or appropriate in any relevant jurisdiction for or in respect of the Acquisition or the proposed acquisition of all or any Ordinary Shares or other securities in, or control of, Aricom by any member of the Wider Peter Hambro Mining Group other than as referred to in condition 3(a) above having been obtained on terms and in a form satisfactory to Peter Hambro Mining from all appropriate Third Parties or persons with whom any member of the Wider Aricom Group or the Wider Peter Hambro Mining Group has entered into contractual arrangements and all such Authorisations, together with all Authorisations necessary to carry on the business of any member of the Wider Aricom Group remaining in full force and effect at the time at which the Scheme becomes otherwise unconditional and there being no indication of any intention to revoke, withdraw, suspend, restrict, withhold or modify or not to grant or review any of the same;

(e) all necessary or appropriate filings or applications having been made in connection with the Acquisition other than as referred to in condition 3(a) above, and all appropriate waiting periods (including extensions thereof) in respect of the Acquisition or its implementation under any applicable legislation or regulations in any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in connection with the Acquisition or the acquisition by any member of the Wider Peter Hambro Mining Group of any shares or other securities in, or control of, Aricom;

(f) save as fairly disclosed in Aricom's annual report and accounts for the year ended 31 December 2007 or as otherwise publicly announced by Aricom, prior to the Announcement Date or as fairly disclosed by Aricom (or by Aricom's financial, legal or accounting advisers) to Peter Hambro Mining (or in writing to Peter Hambro Mining's financial, legal or accounting advisers specifically in their capacity as Peter Hambro Mining's advisers and in relation to the Acquisition) prior to the Announcement Date, there being no provision of any agreement, authorisation, arrangement, lease, licence, permit or other instrument to which any member of the Wider Aricom Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which, in each case, in consequence of the Acquisition or the proposed acquisition by any member of the Wider Peter Hambro Mining Group of any shares or other securities (or the equivalent) in Aricom or because of a change in the control or management of any member of the Wider Aricom Group, would or might result, in a manner which could or might be material in the context of the Wider Aricom Group taken as a whole, in:

(i) any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to, any member of the Wider Aricom Group, being or becoming repayable or being capable of being declared repayable immediately or prior to their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn, prohibited or inhibited or becoming capable of being withdrawn, prohibited or inhibited;

(ii) any such agreement, authorisation, arrangement, licence, permit or other instrument or the rights, liabilities, obligations or interests of any member of the Wider Aricom Group thereunder being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii) any assets or interests of any member of the Wider Aricom Group being or falling to be disposed of or charged or ceasing to be available to any such member or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than, in any such case, in the ordinary course of business;

(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Aricom Group, or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable or being enforced;

(v) the rights, liabilities, obligations or interests of any member of the Wider Aricom Group in, or the business of any such member with, any person, company, firm or body (or any agreements or arrangements relating to any such interest or business) being terminated, or adversely modified or adversely affected;

(vi) the value of any member of the Wider Aricom Group or its financial or trading position or profits or prospects being prejudiced or adversely affected;

(vii) any member of the Wider Aricom Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) the creation or assumption of any liability, actual or contingent, by any member of the Wider Aricom Group other than in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, authorisation, arrangement, lease, licence, permit or other instrument to which any member of the Wider Aricom Group is a party or by or to which any such member or any of its assets are bound, entitled or subject, would be reasonably likely to result in any of the events referred to in sub-paragraph (i) to (viii) of this paragraph (e);

(g) since 31 December 2007 and save as fairly disclosed in Aricom's annual report and accounts for the year then ended or as otherwise publicly announced by Aricom prior to the Announcement Date or as fairly disclosed by Aricom (or by Aricom's financial, legal or accounting advisers) to Peter Hambro Mining (or in writing to Peter Hambro Mining's financial, legal or accounting advisers specifically in their capacity as Peter Hambro Mining's advisers and in relation to the Acquisition) prior to the Announcement Date, no member of the Wider Aricom Group having:

(i) issued or agreed to issue or authorised or proposed or announced its intention to authorise or propose the issue of additional shares of any class or securities convertible into or exchangeable for, shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities (save as between Aricom and wholly-owned subsidiaries of Aricom and save for the issue of Aricom Shares pursuant to or in connection with rights granted before the date of this Announcement under the Aricom Share Plans);

(ii) (save for Aricom Shares held in treasury and sold or transferred pursuant to the exercise of options granted under the Aricom Share Plans prior to the Announcement Date) sold or transferred or agreed to sell or transfer any Aricom Shares held in treasury;

(iii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly-owned subsidiary of Aricom to Aricom or any of its wholly-owned subsidiaries;

(iv) other than pursuant to the Acquisition (and save for transactions between Aricom and its wholly-owned subsidiaries and save for transactions in the ordinary course of business) entered into, implemented, effected, varied, authorised or proposed or announced its intention to implement, effect, authorise or propose any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares or loan capital (or the equivalent thereof) in any undertaking or undertakings in any such case that is material in the context of the Wider Aricom Group taken as a whole;

(v) (save for transactions between Aricom and its wholly-owned subsidiaries and save for transactions in the ordinary course of business) disposed of, or transferred, mortgaged or created any security interest over any asset or any right, title or interest in any asset that is material in the context of the Wider Aricom Group taken as a whole or authorised, proposed or announced any intention to do so;

(vi) (save as between Aricom and its wholly-owned subsidiaries) made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vii) (save as between Aricom and its wholly-owned subsidiaries or transactions under existing credit arrangements or in the ordinary course of business) issued, authorised, or proposed or announced an intention to authorise or propose, the issue of or made any change in or to the terms of any debentures or become subject to any contingent liability or incurred or increased any indebtedness;

(viii) (save for transactions between members of the Aricom Group) purchased, redeemed or repaid, or announced any proposal to purchase, redeem or repay, any of its own shares or other securities or reduced or made any other change to or proposed the reduction or other change to any part of its share capital;

(ix) entered into or varied or terminated or authorised, proposed or announced its intention to enter into or vary any material contract, arrangement, agreement transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or is likely to be restrictive on the business of any member of the Wider Aricom Group or the Wider Peter Hambro Mining Group or which involves or is likely to involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business;

(x) entered into or varied the terms of, or made any offer (which remains open for acceptance) to enter into or vary the terms of, any contract, service agreement or arrangement with any director or senior executive of any member of the Wider Aricom Group (save as agreed by Peter Hambro Mining in writing);

(xi) terminated or varied the terms of any agreement or arrangement between any member of the Wider Aricom Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position or prospects of the Wider Aricom Group taken as a whole;

(xii) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed in the Wider Aricom Group (save as agreed by Peter Hambro Mining in writing);

(xiii) made or agreed or consented to any significant change to the terms of the trust deeds and rules constituting the pension scheme(s) established for its directors, employees or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees, including the appointment of a trust corporation;

(xiv) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease to carry on all or a substantial part of its business;

(xv) (other than in respect of a member of the Wider Aricom Group which is dormant and was solvent at the relevant time) taken or proposed any corporate action, or had any legal proceedings threatened or instituted against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous or equivalent steps or proceedings in any relevant jurisdiction having been taken or had any such person appointed;

(xvi) (other than in respect of capital contributions or capitalisations between Aricom and wholly-owned subsidiaries of Aricom) waived or compromised or settled any claim otherwise than in the ordinary course of business which is material in the context of the Wider Aricom Group as a whole;

(xvii) (other than in connection with the Scheme) made any alteration to its memorandum or articles of association or other constitutional documents which has not been filed with the Registrar of Companies prior to the Announcement Date; or

(xviii) entered into any contract, agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition (f);

(h) since 31 December 2007 and save as fairly disclosed in Aricom's annual report and accounts for the year then ended or as otherwise publicly announced by Aricom (or its financial, legal or accounting advisers) prior to the Announcement Date or as fairly disclosed by Aricom (or by Aricom's financial, legal or accounting advisers) to Peter Hambro Mining (or in writing to Peter Hambro Mining's financial, legal or accounting advisers specifically in their capacity as Peter Hambro Mining's advisers and in relation to the Acquisition) prior to the Announcement Date:

(i) there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects or operational performance of any member of the Wider Aricom Group;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings or investigations having been threatened in writing, announced, instituted or remaining outstanding against or in respect of any member of the Wider Aricom Group or to which any member of the Wider Aricom Group is or is reasonably likely to become a party (whether as a claimant, defendant or otherwise) and no enquiry or investigation by any Third Party against or in respect of any member of the Wider Aricom Group having been commenced, announced or threatened in writing by or against or remaining outstanding in respect of any member of the Wider Aricom Group in each case which would or might reasonably be expected to have a material adverse effect on the Wider Aricom Group taken as a whole;

(iii) no contingent or other liability having arisen which would or might reasonably be expected to adversely affect any member of the Wider

Aricom Group to an extent which is material in the context of the Wider Aricom Group taken as a whole; and

(iv) no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Aricom Group, which is necessary for the proper carrying on of its business and which is material in the context of the Wider Aricom Group taken as a whole;

(i) since 31 December 2007 and save as fairly disclosed in Aricom's annual report and accounts for the year then ended or as otherwise publicly announced by Aricom prior to the Announcement Date or as fairly disclosed by Aricom (or by Aricom's financial, legal or accounting advisers) to Peter Hambro Mining (or in writing to Peter Hambro Mining's financial, legal or accounting advisers specifically in their capacity as Peter Hambro Mining's advisers and in relation to the Acquisition) prior to the Announcement Date, Peter Hambro Mining not having discovered:

(i) that any financial, business or other information concerning the Wider Aricom Group publicly announced or disclosed at any time by or on behalf of any member of the Wider Aricom Group to the Wider Peter Hambro Mining Group, is misleading, contains a misrepresentation of any fact or omits to state a fact necessary to make that information not misleading and which in any case, is material in the context of the Wider Aricom Group taken as a whole;

(ii) that any present member of the Wider Aricom Group or any partnership, company or other entity in which any member of the Wider Aricom Group has a significant economic interest and which is not a subsidiary undertaking of Aricom, is subject to any liability, contingent or otherwise which is material in the context of the Wider Aricom Group taken as a whole;

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Aricom Group to an extent which is material in the context of the Wider Aricom Group taken as a whole;

(iv) that any past or present member of the Wider Aricom Group has not complied with all applicable legislation, regulations or other requirements of any relevant jurisdiction with regard to the use, treatment, storage, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or that there has otherwise been a emission, discharge, disposal, spillage or leak of waste or hazardous substance or any substance likely to impair the environment or harm human health (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) on or from any land or property of any description or other asset now or previously owned, occupied or made use of by any past or present member of the Wider Aricom Group or in which any such member may now or previously have had an interest which would, in any case, be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider Aricom Group which is material in the context of the Wider Aricom Group taken as a whole; and

(v) that circumstances exist (whether as a result of the making of the Announcement or otherwise) which would be likely to lead to any Third

Party instituting, (or whereby any member of the Wider Aricom Group would be likely to be required to institute), an environmental audit or take any steps which would in any such case be likely to result in any actual or contingent liability to improve or install new plant or equipment or to make good, repair, reinstate or clean up any property of any description or other asset now or previously owned, occupied or made use of by any member of the Wider Aricom Group, or in which any such member may now or previously have had an interest, which is material in the context of the Wider Aricom Group taken as a whole.

Part B - Terms of the Acquisition

1 The Acquisition will not proceed if, before the date of the Scheme Court Meeting and the Aricom EGM: (a) the Acquisition is referred to the Competition Commission in the United Kingdom; (b) the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation in relation to the Acquisition; or (c) there is a reference to the Competition Commission following a referral by the European Commission under Article 9.1 of the Merger Regulation.

2 If the Acquisition is a Takeover Offer and lapses in accordance with paragraph 1 above not only will such Acquisition cease to be capable of further acceptance but also the Aricom Shareholders and Peter Hambro Mining will thereafter cease to be bound by prior acceptances.

3 Peter Hambro Mining reserves the absolute right to elect to implement the Acquisition by way of a takeover offer (as such term is defined in Part 28 of the Companies Act 2006). In such event, such offer will be implemented on the same terms so far as applicable (subject to appropriate amendments, including (without limitation and subject to the consent of the Panel) an acceptance condition set at 90 per cent. (or such lesser percentage (being more than 50 per cent.) as Peter Hambro Mining may decide) in nominal value of the Aricom Shares to which such offer relates.

4 The Scheme will be governed by English law and be subject to the exclusive jurisdiction of the English courts, to the conditions set out above and the further terms set out in the Scheme Document.

5 Subject to the requirements of the Panel or the Court, Peter Hambro Mining reserves the right to waive, in whole or in part, all or any of conditions 3(a) to 3(l) inclusive. The Scheme will not become effective unless all Conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Peter Hambro Mining to be or remain satisfied by no later than the date referred to in condition 1 of Part A (or such later date as Peter Hambro Mining, Aricom the Panel and, if required, the Court, may allow).

6 Peter Hambro Mining shall be under no obligation to waive (if capable of waiver) or treat as fulfilled any of the conditions in paragraph 3 of Part A by a date earlier than the latest date specified above for the fulfilment thereof, notwithstanding that the other conditions of the Acquisition may at such earlier date have been fulfilled and that there are, at such earlier date, no circumstances indicating that any of such conditions may be incapable of fulfilment. Each of the conditions in paragraph 3 of Part A will be regarded as a separate condition and shall not be limited by reference to any other conditions. The Conditions are inserted for the benefit of Peter Hambro Mining and no Aricom Shareholder shall be entitled to waive any of the Conditions without the prior written consent of Peter Hambro Mining.

7 If Peter Hambro Mining is required by the Panel to make an offer for Aricom Shares under the provisions of Rule 9 of the Code, Peter Hambro Mining may

make such alterations to the above conditions of the Acquisition as are necessary to comply with the provisions of that Rule.

8 The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves and observe any applicable requirements.

Appendix II
Sources and Bases

a) The pro forma combined market capitalisation of Peter Hambro Mining and Aricom is based upon the undiluted number of Peter Hambro Mining Shares of 81,155,052, the 16,000,000 Placing Shares and the latest closing price of Peter Hambro Mining Shares on AIM on 5 February 2009 of 495 pence (converted into US$ as set out in paragraph (f) below) and the undiluted number of Aricom Shares of 1,182,863,763, the latest closing price of Aricom Shares on the Official List on 5 February 2009 of 26 pence (converted into US$ as set out in paragraph (f) below).

b) The statement that the unaudited pro forma net cash of the Enlarged Group is US$5 million is derived from an estimate of Peter Hambro Mining's gross debt of US$370 million as at 31 December 2008 less US$78 million being the book value (US$87 million nominal value) of 48.3 per cent. of the Gold Exchangeable Bonds, less Peter Hambro Mining's cash of US$25 million less Aricom's cash of US$257 million and the net Placing Proceeds of US$15 million (after deduction of equity placing fees and the consideration to be paid for the acquisition of 48.3 per cent. of Peter Hambro Mining's outstanding Gold Exchangeable Bonds).

c) The market price of Peter Hambro Mining Shares is the closing middle market quotation derived from AIM.

d) The market price of Aricom Shares is the closing middle market quotation derived from the Official List.

e) The calculation of the 73,928,985 New Peter Hambro Mining Shares to be issued as the consideration payable for the acquisition of Aricom is based upon Aricom's undiluted share capital of 1,182,863,763 shares on 5 February 2009 divided by 16 (being the exchange ratio under the Scheme).

f) The US dollar : sterling exchange rate used in this announcement is 1.455.

g) The percentage holdings of Aricom Shareholders, Peter Hambro Mining Shareholders and the Placees in the Enlarged Group is based on the existing undiluted ordinary share capital of Peter Hambro Mining and Aricom as set out in (a) above and the 16 million Peter Hambro Mining Shares to be issued pursuant to the Placing.

Appendix III
Irrevocable Undertakings

The following Aricom Directors have given irrevocable undertakings to vote in favour of the Aircom EGM Resolutions at the Aricom EGM and the Scheme Court Meeting in respect of the number of Aricom Shares set out below:

Name	Number of Aricom Shares
Brian Egan	107,622 (held in his own name)
George Jay Hambro	110,000 (held by HSBC Global Custody Nominee (UK) Ltd) 2,500,000 (held under the Aricom Share Option Scheme)
Martin Smith	400,000 (held under the Aricom Share Option Scheme)
Pavel Maslovskiy	10,268,465 (held by Macaria Investments Limited) 5,999,432 (held by Viscaria Investments Limited) 650,000 (held by Viscaria Investments Limited) 2,909,530 (held by Millennium Implementation Limited) 1,928,940 (held by Precious Metals Investments Limited) 66,022,727 (held by Philotus Holdings Limited)*
Peter Hambro	10,929,002 (held by Peter Hambro Limited) 10,650,000 (held by Peter Hambro Limited Crest Account) 66,022,727 (held by Philotus Holdings Limited)*
Sir Malcolm Field	605,000 (held by Roy Nominees Limited) 600,000 (held by Ruffer & Co A/C FIE007)
Sir Roderic Lyne	26,000 (held by Canaccord Adams Limited)
Tony Redman	-
Yuri Makarov	110,000 (held by HSBC Global Custody Nominee (UK) Ltd) 800,000 (held under the Aricom Share Option Scheme)

* Peter Hambro and Pavel Maslovskiy are each beneficially interested in half of these shares

These undertakings will continue to apply in the event that the Offer is implemented by way of a Takeover Offer. These undertakings remain binding in the event of a competing offer being made in relation to Aricom unless the Offer lapses or is withdrawn.

Appendix IV
Dealing Disclosure

On 5 February 2009 Peter Hambro Mining announced the Placing pursuant to which certain Peter Hambro Mining Directors have agreed to subscribe for Placing Shares. The holdings of these directors in Peter Hambro Mining Shares before and after the Placing, and the Placing Shares which they have agreed to subscribe, are as follows.

Director	Number of shares held prior to placing	Per cent.	Number of shares purchased under the placing	Number of shares held following the placing	Per cent.
Peter Hambro and associates	5,283,179	6.51	63,446	5,346,625	5.503
Jay Hambro and associates	-	-	4,444	4,444	0.005
Andrey Maruta and associates	-	-	3,333	3,333	0.003
Alya Samokhvalova and associates	-	-	150,000	150,000	0.154
Karolina Subczynska and associates	-	-	22,222	22,222	0.023

Appendix V
Definitions

Acquisition	the Merger
ADR	American Depository Receipt
AIM	the alternative investment market of the London Stock Exchange
AIM Rules	the AIM Rules for Companies and AIM Rules for Nomads
Announcement or announcement	this announcement made by Peter Hambro Mining under Rule 2.5 of the Code regarding the proposed acquisition of Aricom by means of the Scheme
Announcement Date	6 February 2009, being the date of this Announcement
Appendices	the appendices to this announcement
Aricom	Aricom plc
Aricom Directors	Pavel Maslovskiy, Jay Hambro, Brian Egan, Yuri Makarov, Martin Smith, Sir Malcolm Field, Peter Hambro, Sir Roderic Lyne and Tony Redman
Aricom EGM (or Aricom Extraordinary General Meeting)	the general meeting of Aricom (and any adjournment thereof) to be convened in connection with the Acquisition
Aricom EGM Resolutions	resolutions to approve the Scheme, the reduction of Aricom's share capital and the amendment of Aricom's articles of association, together with the other resolutions set out in the Scheme Document
Aricom IFC Options	options granted to International Finance Corporation pursuant to which International Finance Corporation can subscribe for 17,076,372 Aricom Shares at an exercise price of 74 pence, subject to adjustment in accordance with the terms and conditions thereof
Aricom Group	Aricom and its Group
Aricom Long Term Incentive Plan or Aricom LTIP	the incentive plan established by Aricom in 2007, relating to awards which may be made to eligible senior managers and directors in the Aricom Group subject to the achievement of certain performance conditions
Aricom LTIP Awards	awards under the Aricom LTIP
Aricom Shareholder	a holder of Aricom Shares
Aricom Share Option Scheme	the Aricom plc Share Option Scheme approved by the shareholders of Aricom on 12 December 2003
Aricom Share Plans	the Aricom Long Term Incentive Plan and the Aricom Share Option Scheme
Aricom Shares	the existing unconditionally allotted or issued and fully paid Ordinary Shares and any further such Ordinary Shares which are unconditionally allotted or issued before the Scheme becomes effective
Aricom Warrants	warrants each of which gives the right to subscribe for one Aricom Share, constituted by a warrant instrument dated 4 June 2007
Business Day (or business	a day (excluding Saturdays, Sundays and UK public holidays) on which banks are generally open for business in

day)	London
Canaccord Adams	Canaccord Adams Limited
Capital Reduction Hearing	the hearing by the Court to confirm the Reduction of Capital at which the Reduction Court Order is expected to be granted
Code	the City Code on Takeovers and Mergers issued by the Panel
Companies Act	Companies Act 2006
Conditions	the conditions to the implementation of the Acquisition set out in Appendix I of this Announcement and Condition means any one of them
Court	the High Court of Justice in England and Wales
Court Orders	the Scheme Court Order and the Reduction Court Order
DRI plant	direct reduced iron plant
Effective Date	the date on which the Scheme becomes effective
Enlarged Group	Peter Hambro Mining Group as enlarged by the Merger
FAS	the Federal Anti-Monopoly Service of Russia, including its territorial divisions (or any relevant successor)
Financial Services Authority	the UK Financial Services Authority
Garinskoye	an iron ore deposit field situated in the Mazanovsky Administrative District in the Amur Region in Russia's Far East
GIS	Gold Institute Standard
Gold Exchangeable Bonds	US$180 million of Gold Equivalent Exchangeable Bonds due 2012
Group	in relation to any person, that person and any companies which are holding companies, subsidiaries or subsidiary undertakings of it or of any such holding company
holding company	has the meaning given to it in the Companies Act
IFC	International Finance Corporation
Implementation Agreement	the implementation agreement between Peter Hambro Mining and Aricom dated the date hereof in connection with the implementation of the Scheme
Independent Aricom Board Committee	the committee of the Board Committee of directors of Aricom comprising the Independent Aricom Directors
Independent Aricom Directors	the independent directors of Aricom and an Independent Aricom Director being any one such director
Independent Board Committees	the Independent Peter Hambro Mining Board Committee and the Independent Aricom Board Committee
Independent Peter Hambro Mining Board Committee	the committee of the Board Committee of directors of Peter Hambro Mining comprising the Independent Peter Hambro Mining Directors
Independent Peter Hambro Mining Directors	the independent directors of Peter Hambro Mining and an Independent Peter Hambro Mining Director being any one such Director
JPMorgan Cazenove	JPMorgan Cazenove Limited

K&S	the Kimkanskoye and Sutaraskoye iron ore deposits field located in the Evreyskaya Avtonomnaya Oblast in the south-western part of Russia's Far East
Liberum Capital	Liberum Capital Limited
London Stock Exchange or LSE	London Stock Exchange plc or its successor
Main Market	the main market for listed securities of the London Stock Exchange
Merger	the proposed merger of Peter Hambro Mining and Aricom on the terms and conditions set out in this Announcement including by means of the Scheme as described in the Scheme Document (or by means of a takeover offer if Peter Hambro Mining so elects in accordance with the terms set out in Appendix I and subject to the consent of the Panel)
Merger Regulation	Council Regulation (EC) 139/2004
Morgan Stanley	Morgan Stanley & Co. Limited
mtpa	million tonnes per annum
New Peter Hambro Mining Shares	the new Peter Hambro Mining Shares to be allotted and issued to Aricom Shareholders as consideration for the cancellation of the Aricom Shares pursuant to the Scheme
Offer	the recommended offer by Peter Hambro Mining for the whole of the issued ordinary share capital of Aricom not already owned by Peter Hambro Mining on the terms and subject to the conditions to be set out in the Scheme Document including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer
Official List	the official list of the UK Listing Authority
Ordinary Shares	the ordinary shares of 0.1 pence each in Aricom
Panel	the Panel on Takeovers and Mergers
Peter Hambro Mining	Peter Hambro Mining Plc
Peter Hambro Mining Board	the board of directors of Peter Hambro Mining
Peter Hambro Mining Directors	Peter Hambro, Jay Hambro, Dr Pavel Maslovskiy, Alexei Maslovskiy, Andrey Maruta, Alya Samokhvalova, Karolina Subczynska, Sir Rudolph Agnew, Peter Hill-Wood and Lord Guthrie
Peter Hambro Mining EGM	the extraordinary general meeting (or any adjournment thereof) of the holders of Peter Hambro Mining Shares to be convened to consider and, if thought fit, to approve the resolution(s) to be proposed thereat in connection with the Scheme (or, if relevant, the Takeover Offer) and such other matters as may be agreed between Peter Hambro Mining and Aricom as necessary or desirable for the purposes of implementing the Scheme (or, if relevant, the Takeover Offer)
Peter Hambro Mining Group	Peter Hambro Mining and its Group
Peter Hambro Mining Resolutions	the resolutions to be proposed at the Peter Hambro Mining EGM in connection with the Scheme (or, if relevant, the Takeover Offer) and such other matters as may be agreed between Peter Hambro Mining and Aricom as necessary or desirable for the purposes of implementing the Scheme (or,

	if relevant, the Takeover Offer)
Peter Hambro Mining Shareholder	a holder of Peter Hambro Mining Shares
Peter Hambro Mining Shares	ordinary shares in the capital of Peter Hambro Mining
Placees	the placees under the Placing
Placing	the placing of new ordinary shares in Peter Hambro Mining Limited announced on 5 February 2009
Placing Shares	the new Peter Hambro Mining Shares subject to the Placing
Placing Proceeds	the proceeds of the Placing before expenses
Reduction Court Order	the order of the Court confirming the capital reduction under section 135 of the Companies Act 1985
Registrar of Companies (or Registrar)	the Registrar of Companies in England and Wales
Regulatory Information Service	an information dissemination provider approved by the Financial Services Authority and whose name is set out on a list approved by the Financial Services Authority
Restricted Jurisdiction	any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure for Peter Hambro Mining or Aricom if information or documentation concerning the Offer is sent or made available to Aricom Shareholders in that jurisdiction
Russia	the Russian Federation
SEC	the Securities Exchange Commission
Scheme	the proposed scheme of arrangement to be made under Part 26 of the Companies Act 2006 between Aricom and the Scheme Shareholders (with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Aricom and Peter Hambro Mining), particulars of which will be set out in the Scheme Document
Scheme Capital Reduction	the proposed reduction of the ordinary share capital of Aricom provided by the Scheme under section 135 of the Companies Act 1985
Scheme Court Meeting	the meeting (and any adjournment thereof) of the holders of the Scheme Shares in issue at the Scheme Voting Record Time to be convened by order of the Court pursuant to Part 26 of the Companies Act 2006 to consider, and if thought fit, approve the Scheme (in its original form or with or subject to any modification, addition or condition approved or imposed by the Court)
Scheme Court Order	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act
Scheme Document	the document to be posted to the Aricom Shareholders as soon as practicable following the Announcement Date containing and setting out, amongst other things, the terms and conditions of the Scheme, certain information about Peter Hambro Mining and Aricom, the Scheme and the notices convening the Scheme Court Meeting and the Aricom EGM
Scheme Effective Date	the date upon which the Scheme becomes effective in

	accordance with its terms
Scheme Shareholders	the holders of the Scheme Shares
Scheme Shares	means: a) the Aricom Shares in issue at the date of the Scheme Document; b) (if any) any Aricom Shares issued after the date of the Scheme Document and prior to the Scheme Voting Record Time; and c) (if any) any Ordinary Shares issued at or after the Scheme Voting Record Time and at or prior to 6.00 pm (London time) on the business day before the Capital Reduction Hearing either on terms that the original or any subsequent holders thereof shall be bound by the Scheme and/or in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case, excluding any Aricom Shares beneficially owned by and/or registered in the name of Peter Hambro Mining
Scheme Voting Record Time	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined
subsidiary and subsidiary undertaking	have the meanings given to them to be construed in accordance with in the Companies Act 2006
Takeover Offer	a takeover offer as such term is defined in Section 974 of the Companies Act
Third Party	a central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, professional association, institution, employee representative body or any other such body or person whatsoever in any jurisdiction
UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland
UK Listing Authority	the Financial Services Authority in its capacity as the competent authority under the Financial Services and Markets Act 2000
US or United States	the United States of America, its territories and possession, any state of the United States and the District of Columbia
Wider Aricom Group	Aricom, its subsidiaries, subsidiary undertakings and associated undertakings and any other body corporate, partnership, joint venture or person in which Aricom and such undertakings (aggregating their interests) have a direct or indirect interest of 20 per cent or more of the voting or equity capital or the equivalent
Wider Peter Hambro Mining Group	Peter Hambro Mining, its subsidiaries, subsidiary undertakings and associated undertakings and any other body corporate, partnership, joint venture or person in which Peter Hambro Mining and such undertakings (aggregating their interests) have a direct or indirect interest of 20 per cent or more of the voting or equity capital or the equivalent

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC

6 February 2009

ADJUSTMENT TO CONVERSION PRICE OF THE US$140 MILLION 7.125 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2010 (ISIN: XS0224133099)

Further to the results of placing announcement by Peter Hambro Mining Plc ("PHM" or the "Company") earlier today which included details of an adjustment to the conversion price of the US$140 million 7.125% convertible bonds due August 2010 ("Convertible Bonds"), there is an amendment to the adjusted conversion price. Due to the rounding down clause 6(g) set out in the Convertible Bonds prospectus dated 11 August 2005, the adjusted conversion price is 724.0p instead of 724.8p.

Enquiries to:

Peter Hambro Mining	**+44 (0) 207 201 8900**
Alya Samokhvalova	
Rachel Tuft	
JPMorgan Cazenove	**+44 (0) 207 588 2828**
Ian Hannam	
Patrick Magee	
Joe Seifert	
Merlin	**+44 (0) 207 653 6620**
David Simonson	
Tom Randell	

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC
GOLD EXCHANGEABLE BONDS

6 February 2009

Peter Hambro Mining Group announces that it has agreed to purchase a total of $87 million nominal of its 7% Gold Exchangeable Bonds due 2012 at an average price of US$95.00 plus accrued interest from a number of investors.

Peter Hambro, Chairman, commenting on the announcement said: "As was our stated intention, we have used part of the proceeds of today's placing to de-risk our balance sheet".

Enquiries to:

Peter Hambro Mining **+44 (0) 207 201 8900**
Alya Samokhvalova
Rachel Tuft

JPMorgan Cazenove **+44 (0) 207 588 2828**
Ian Hannam
Patrick Magee
Joe Seifert

Canaccord Adams **+44 (0) 20 7050 6500**
Neil Johnson

Merlin **+44 (0) 207 653 6620**
David Simonson
Tom Randell

Important Notice

This announcement has been issued by and is the sole responsibility of the Company. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by JPMorgan Cazenove or Canaccord Adams or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

JPMorgan Cazenove and Canaccord Adams, which are authorised and regulated by the Financial Services Authority are acting for the Company in connection with the Placing and no-one else and neither JPMorgan Cazenove nor Canaccord Adams will be responsible to anyone other than the Company for providing the protections afforded to clients of JPMorgan Cazenove or Canaccord Adams respectively nor for providing advice in relation to the Placing.

The distribution of this announcement and the Placing of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company JPMorgan Cazenove or Canaccord Adams that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company, JPMorgan Cazenove and Canaccord Adams to inform themselves about, and to observe, such restrictions.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

Notice of Production Plan Update

3 March 2009

Peter Hambro Mining Plc ("PHM", the "Company" or the "Group") is pleased to confirm that it will be announcing its annual Production Plan Update on Friday, 6 March 2009.

The announcement will be followed by an Analysts' Workshop, which will be held at the Company's head office at 11 Grosvenor Place, London, SW1X 7HH.

In addition, there will be a conference call at 10:00 GMT on Friday, 6 March 2009. Details to access the call are as follows:

The Dial-in numbers:

In the UK: 0800 953 0102/ +44 (0) 1452 561 394
In the US: 1866 295 3947
In Russia: 8108 002 097 2044

The conference ID: 88510958.

Enquiries:

Peter Hambro Mining Plc

Alya Samokhvalova Director of External Communications +44 (0) 20 7201 8900

Merlin

Tom Randell / Maria Suleymanova +44 (0) 20 7653 6620

JPMorgan Cazenove

Patrick Magee +44 (0) 20 7155 4525

Wardell Armstrong International

Client: Peter Hambro Mining Plc

MINERAL RESOURCE ESTIMATE FOR QUARTZITIVOYE ORE ZONE, MALOMIR LICENCE, AMUR REGION, RUSSIAN FEDERATION

March 2009

Ref: 61-0624
Final Version 1.0

Wardell Armstrong International Limited
Wheal Jane, Baldhu, Truro, Cornwall, TR3 6EH
Tel: +44 1872 560738 Fax: +44 1872 561079, Email: wai@wardell-armstrong.com
www: http://www.wardell-armstrong.com
Company Number: 3813172
Registered Office: Sir Henry Doulton House, Forge Lane, Stoke on Trent, Staffordshire, ST1 5BD, UK

Wardell Armstrong INTERNATIONAL

MINERAL RESOURCE ESTIMATE FOR QUARTZITIVOYE ORE ZONE, MALOMIR LICENCE, AMUR REGION, RUSSIAN FEDERATION

DOCUMENT CONTROL

Report prepared for:	**Peter Hambro Mining Plc**		
Contract Number:	**61-0624**	*Report Number:*	**MM368**
Report Status:	**Final**	*Version Number:*	**1.0**
Date of issue:	**04 March 2009**		

PREPARED BY:

Richard Ellis, BSc (Hons) MSc, MCSM, FGS

Mark L Owen, BSc, MSc, MCSM, CGeol, EurGeol, FGS

APPROVED FOR ISSUE BY:

Phil Newall
Director of Mineral

Signature Date

1.0 INTRODUCTION

The Quartzitivoye ore zone lies directly to the north of the main Malomir ore zone, which itself is located within the Malomir licence in the Selemdja area of Amur region, 80km to the west of the area's capital, Ekimchan and 35km to the north of Stoyba, the closest settlement to the deposit lies some 120km to the northeast of Fevralsk railway station on the Baikal-Amur line which passes through the city of Svobodniy.

2.0 GEOLOGY AND MINERALISATION

The Malomir licence is located within part of the Upper Selemdja gold area located in the Mongol-Okhotsk folded and thrust system of Palaeozoic age, which is sandwiched between the Eurasian and Amur lithospheric plates.

The area is composed of metamorphosed rocks of volcanogenic-terrigenous nature of Carboniferous age. The rocks comprise quartz-feldspar-carbonaceous-mica schist, quartz-feldspar-chlorite-amphibolite, and siliceous and argillo-calcareous schists with interlayers and lenses of marbleised limestone, sandstone, quartzite and vulcanite. All of the rocks are intensively sheared and variably folded and are metamorphosed to greenschist facies.

The flat-dipping tectonic "Diagonal" thrust zone within the Malomir ore zone has a thickness of 100-300m and extends for more than 6km and appears to have a major ore controlling influence. This zone, which appears fairly continuous, has been traced along strike from drilling for more than 1,500m and to a depth of 350m.

Local Geology of the Ore Zones

The mineralisation is hosted by zones of quartz metasomatism bounded by faults/shear zones and inferred sedimentary contacts with interbedded slates and phyllites.

Within Quartzitivoye, three ores zones have been identified. Ore zone No. 4 to the north, which strikes ENE-WSW dipping 85° to the south and ore zone No. 1, which strikes approximately E-W dipping 85° to the north, probably exhibit a shear-type structural style. Lying between them is ore zone No. 12 that strikes approximately NNW-SSE and appears to represent a sigmoidal shear zone lying between ore zone 4 and 1. The structure shows extension in the middle, where it is at its widest and dragging where it approaches the zones 4 and 1.

The mineralisation seems to be generally low grade, but can be thick (averaging around 14m) and sometimes has intensive sulphide mineralisation (up to 5%) generally represented by pyrite. The sulphide content of the mineralisation fluctuates from single grains to 2-5% and can be considered as non refractory.

The Quartzitovoye area has now exposed some high grade areas (30m at 30.0g/t Au) and this area has been pre-stripped over an area of approximately 1.6ha. Initial interpretation suggests that there are 2 mineralised branches that display higher grades at their juncture over several 10's of metres.

Metallurgical samples have been retrieved from drill hole samples (diamond core) and initial testwork results are encouraging. This area differs from the main Malomir zone in that visible gold, in the form of coarse single grains is evident.

3.0 DOMAINING

Three main domains have been modelled for the Quartzitivoye ore zone No. 12 and comprise:

1 A southern domain (WAI - Zone 1);
2 A central domain (WAI - Zone 2); and
3 A northern domain (WAI - Zone 3).

These domains have been modelled using a grade cut-off of 0.2g/t Au. In addition, a fourth separate high grade domain [Zone 2 (HG)] has been identified within the central domain (WAI - Zone 2) and this has been modelled using a grade cut-off of 2g/t Au (see Figure 3.1).


Zone 2 (HG)

Figure 3.1: Wireframes Generated for Quartzitivoye Ore Zone No. 12

4.0 RESOURCE ESTIMATE

WAI has undertaken the Mineral Resource estimation for the Quartzitivoye Ore zone in January - February 2009 enlisting Datamine® mining software. A database was prepared by PHM technical staff.

The core recoveries reported in the database range from 83.5% to 100% with an average core recovery of 96.5% reported. The recoveries are considered to be very good; therefore no additional data processing as a result of core recovery has been carried out.

Removal of outliers from the dataset was carried out using probability, statistical and decile analysis. Each analysis was carried out to honour the domain boundaries.

The resource estimate for Quartzitivoye ore zone No. 12 has been classified in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves [JORC Code (2004)]. The estimates have been produced at a range of cut-off grades and are shown by domain in Table 4.1 below.

Table 4.1: WAI Mineral Resource Estimate for Quartzitivoye (Zone 1-3) as at 08.02.09

JORC Classification	Volume (m^3)	Density (t/m^3)	Tonnage (t)	Grade (g/t Au)	Contained Metal (kg)	Contained Metal (oz)
ZONE 1						
COG of 0.80g/t Au						
Inferred	679,337	2.60	1,766,275	1.39	2,447.6	78,692
COG of 1.10g/t Au						
Inferred	349,171	2.60	907,845	1.82	1,649.5	53,033
COG of 1.50g/t Au						
Inferred	154,342	2.60	401,289	2.52	1,012.3	32,546
ZONE 2						
COG of 0.80g/t Au						
Measured	12,765	2.60	33,188	2.31	76.7	2,466
Indicated	46,902	2.60	121,945	2.26	275.8	8,867
Inferred	250,719	2.60	651,870	8.50	5,540.8	178,141
COG of 1.10g/t Au						
Measured	8,188	2.60	21,289	3.07	65.3	2,099
Indicated	34,611	2.60	89,988	2.72	245.2	7,883
Inferred	195,285	2.60	507,742	10.65	5,408.6	173,890
COG of 1.50g/t Au						
Measured	4,216	2.60	10,963	4.76	52.2	1,678
Indicated	19,708	2.60	51,242	3.82	195.7	6,292
Inferred	168,660	2.60	438,517	12.14	5,321.5	171,090
ZONE 3						
COG of 0.80g/t Au						
Inferred	39,195	2.60	101,907	1.92	195.2	6,276
COG of 1.10g/t Au						
Inferred	32,283	2.60	83,935	2.12	178.2	5,729
COG of 1.50g/t Au						
Inferred	24,936	2.60	64,834	2.36	153.3	4,929

Note: Zones 1 and 3 possess no Measured or Indicated resources.

5.0 PIT OPTIMISATION

Pit optimisation has been carried out to allow scheduling scenarios to be performed on the optimised pit.

The economic parameters have been supplied by the Client. However, WAI has assigned mining dilution and mining recovery factors that are considered to be appropriate. These are shown in Table 5.1 below.

Table 5.1: Optimisation Parameters

Waste Mining	0.52 (US$/t)
Ore Mining	0.71 (US$/t)
Mining Recovery	97.0 (%)
Mining Dilution	5.0 (%)
Processing Cost	4.89 (US$/t)
Processing Recovery	93.0 (%)
G & A Cost	0.25 (US$/t)
Royalty Payment	6.0 (%)
Refining and Transport Charge	1.0 (%)
Environmental Cost	0.10 (US$/t)
Gold Price	800/850/900 (US$/oz)

Given the uncertainty of some of these parameters at this time, WAI believes that the output from the optimisation process should be termed a "Conceptual Reserve".

A vertical cost adjustment of US$0.05 per bench below 585m level has been applied during the optimisation. Above this elevation, no additional cost adjustment has been applied. A constant slope angle of 45° has been applied during the optimisation. An annual discount rate of 15% has been used during the optimisation and has been estimated by WAI.

The Economic cut-off grades (ECOG) have been derived from the optimisation process and are considered the minimum grade for economic extraction.

5.1 Optimised Conceptual Reserve Estimates

The results of optimisation at a US$800/oz gold price for COG of 0.32 and 0.80g/t Au are shown in Table 5.2 below.

Table 5.2: WAI Optimised Conceptual Reserve Estimate for Quartzitivoye No. 12 Ore Zone as at 08.02.09 using US$800/oz Au Price				
JORC Classification	Tonnage (t)	Grade (g/t)	Contained Metal	
			(kg)	(oz)
COG of 0.32g/t Au (ECOG)				
Measured	58,984	1.52	89.7	2,884
Indicated	195,678	1.61	315.0	10,127
Inferred	2,967,858	2.68	7,953.9	255,723
COG of 0.80g/t Au				
Measured	33,188	2.31	76.7	2,466
Indicated	121,945	2.26	275.6	8,861
Inferred	1,670,382	4.30	7,182.6	230,926

The results of optimisation at a US$850/oz gold price for COG of 0.30 and 0.80g/t Au are shown in Table 5.3 below.

Table 5.3: WAI Optimised Conceptual Reserve Estimate for Quartzitivoye No. 12 Ore Zone as at 08.02.09 using US$850/oz Au Price				
JORC Classification	Tonnage (t)	Grade (g/t)	Contained Metal	
			(kg)	(oz)
COG of 0.30g/t Au (ECOG)				
Measured	59,918	1.51	90.5	2,910
Indicated	197,607	1.60	316.2	10,166
Inferred	3,039,677	2.63	7,994.4	257,026
COG of 0.80g/t Au				
Measured	33,188	2.31	76.7	2,466
Indicated	121,945	2.26	275.6	8,861
Inferred	1,672,380	4.29	7,174.5	230,665

The results of optimisation at a US$900/oz gold price for COG of 0.28 and 0.80g/t Au are shown in Table 5.4 below.

Table 5.4: WAI Optimised Conceptual Reserve Estimate for Quartzitivoye No.12 Ore Zone as at 08.02.09 using US$900/oz Au Price				
JORC Classification	Tonnage (t)	Grade (g/t)	Contained Metal	
			(kg)	(oz)
COG of 0.28g/t Au (ECOG)				
Measured	60,814	1.49	90.6	2,913
Indicated	199,524	1.58	315.2	10,134
Inferred	3,104,348	2.59	8,040.3	258,501
COG of 0.80g/t Au				
Measured	33,188	2.31	76.7	2,466
Indicated	121,945	2.26	275.6	8,861
Inferred	1,672,803	4.29	7,176.3	230,723

5.2 Scheduling

Scheduling for the Quartzitivoye No. 12 ore zone has been carried out using a gold price of US$800/oz and a minimum ore tonnage target of 720kt per annum. One year of production has been scheduled at cut-off grades of 0.32 and 0.80g/t Au for comparative purposes as shown in Table 5.5 below. It should be noted that the estimate for a COG of 0.32g/t Au is the economic cut-off grade for this scenario.

Table 5.5: Mining Schedule For One Year Production at 0.32 and 0.80g/t COG's

JORC Classification	Tonnage (t)	Grade (g/t)	Contained Metal	
			(kg)	(oz)
0.32g/t Au COG (also representing the ECOG)				
Measured	58,984	1.52	90	2,894
Indicated	185,027	1.66	307	9,870
Inferred	537,010	4.45	2,390	76,840
0.80g/t Au COG				
Measured	33,188	2.31	77	2,476
Indicated	121,177	2.27	275	8,841
Inferred	610,850	7.39	4,514	145,128

Wardell Armstrong INTERNATIONAL

Client: Peter Hambro Mining Plc

FINAL REPORT
MINERAL RESOURCE ESTIMATE FOR ANDREEVSKAYA, PIONEER LICENCE, AMUR REGION, RUSSIAN FEDERATION

March 2009

Ref: 61-0624
Final Version 2.0

Wardell Armstrong International Limited
Wheal Jane, Baldhu, Truro, Cornwall, TR3 6EH
Tel: +44 1872 560738 Fax: +44 1872 561079, Email: wai@wardell-armstrong.com
www: http://www.wardell-armstrong.com
Company Number: 3813172
Registered Office: Sir Henry Doulton House, Forge Lane, Stoke on Trent, Staffordshire, ST1 5BD, UK

Wardell Armstrong INTERNATIONAL

MINERAL RESOURCE ESTIMATE FOR ANDREEVSKAYA, PIONEER LICENCE, AMUR REGION, RUSSIAN FEDERATION

DOCUMENT CONTROL

Report prepared for:	**Peter Hambro Mining plc**		
Contract Number:	**61-0624**	*Report Number:*	**MM367**
Report Status:	**Final**	*Version Number:*	**2.0**
Date of issue:	**04 March 2009**		

PREPARED BY:

Anton Kornitskiy MSc, PhD, EurGeol, CGeol, FGS

Mark L Owen BSc, MSc, MCSM, CGeol, EurGeol, FGS

APPROVED FOR ISSUE BY:

Phil Newall
Director

Signature Date

1.0 INTRODUCTION

The Andreevskaya ore zone lies to the southeast of the main Pioneer ore field, some 35km northeast of Pokrovskiy, and is accessed off the main sealed road from Khabarovsk to Chita, locally running from Tygda to the south. Administratively, Pioneer is located on the border between the Zeya and Magdagachi areas of the Amur region, some 430km to the north of Blagoveshchensk.

2.0 GEOLOGY AND MINERALISATION

The Pioneer ore field, which occupies some 35km^2, is located at the northwestern edge of the Ushumun (Osezhiskiy) block faulted depression, comprising Jurassic terrigenous lithologies, underlain by Pre-cambrian formations of the Gonzha nappe, part of the Bureya unit. The depression is further complicated by plutonic rocks of the Umlekan-Ogodzha volcanic belt.

The host rocks for the mineralisation are sedimentary deposits of the upper Malm, as well as intrusive and subvolcanic rocks of upper Jurassic-Cretaceous age. Gold mineralisation is present in all of the various rock types.

The deposit comprises the three ore zones – Yuzhnaya (Southern), Promezhutochnaya (Intermediate) and Bakhmut, that form the Pioneer structure. In addition, the higher grade Andreevskaya zone is located 1.3km to the southeast of the Pioneer structure, whilst there are also a number of other small ore structures nearby, including Zvezdochka, Eastern, Western, Nikolayevskaya and Babayevskaya.

Local Geology of Andreevskaya

The Andreevskaya Zone is represented by sub-parallel and branching zones of mylonitisation and silification of sandstones, diorite porphyries and granite-porphyry. It has an east-northeast strike with a strike extension in excess of 3,000m and dips to southeast at between 60-70˚. Gold is associated with sulphides and with arsenopyrite in particular, but mineralisation is non-refractory.

Morphology of the zone is complex and is characterised by pinch-and-swell structures. The thickness of the zone at surface varies from 4m to 16.3m, averaging 9.2m (visible thickness) and from drill hole data at depth, 6.4m (main zone thickness). Average grades of gold from trench data vary from 0.92g/t to 55.81g/t Au and from holes drilled in 2006 (total 36 holes) from 0.58 to 45.51g/t Au.

An extension of the zone has been established to the northeast on the left bank of the Ulunga River, where drill holes have intersected intensively silicified rocks.

An oxidised zone is traced to a depth of between 40 and 100m below surface.

Andreevskaya is currently subject to an open pit mining operation with its central area already to a depth of 50m from the original daylight surface (as on 01/01/2009).

The Central part of Andreevskaya was explored by drilling at a grid of 30×30m as well as by 4m spaced trenches dug during a pre-strip. Deeper levels and deposit flanks are explored by approximately 50×50m spaced drill holes and trenches.

3.0 STRUCTURAL INTERPRETATION AND WIREFRAME MODEL

It has been interpreted from examination of the cross sections and statistical plots that there are four distinct Au grade sub-populations at the Andreevskaya deposit as follows:

- Low grade (Au<0.3-0.6g/t);
- Normal Grade (Au from 0.3-0.6 to 5-8g/t);
- High Grade (Au>5-8g/t); and
- 'Bonanza' Grade (Au>300g/t).

The vast majority of the samples with potentially economic grades fall within the Normal and High grade groups. Two sets of wireframes were therefore constructed using 0.6g/t and 8g/t cut-off grades (COG) for the Normal Grade and High Grade domains respectively. These COG's were used more as a guide rather than rule and the hard boundaries were placed between the samples where grade drops sharply.

In order to simplify further statistical analysis and resource reporting, Andreevskaya was split into Central, Western and Eastern sectors as shown in Figure 3.1 below.

A total of 18 distinct wireframes were generated whereby the High grade wireframes are nested within the Normal grade.


Eastern Sector
N
Central Sector
Western Sector
500m

Figure 3.1: WAI Andreevskaya Wireframe Model (January 2009)

4.0 RESOURCE ESTIMATE

The resource estimate for Andreevskaya has been classified in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves [JORC Code (2004)].

The Andreevskaya gold deposit has been extensively explored by trenching and drilling. Part of the deposit has been mined from open pit and this material has been subject to grade control sampling. WAI considers that the amount and quality of data collected combined with data spacing is sufficient to classify the Andreevskaya mineral resources in the *Measured*, *Indicated* and *Inferred* categories.

Resource classification is based on drill hole spacing and semi-variogram ranges. *Measured* Mineral Resources were identified 30m below open pit floor. A second, smaller block of Measured delineated 30m below the pre-strip to the west from the open pit.

The Central part of the deposit, drilled at nominal 30×30m to 50×50m spacing and explored by trenches was classified as *Indicated.* A second smaller block of *Indicated* resources drilled at 50-60×50-60m drill hole spacing was identified on the eastern flank of the deposit. The remainder of the deposit is classified as an *Inferred* resource. All cells outside the wireframe model were classified as *Inferred* regardless of the drill hole spacing.

A summary of the Andreevskaya mineral resource at a 0.4g/t COG is provided in Table 4.1 below.

Table 4.1: Andreevskaya Mineral Resource at 0.4g/t Au COG (WAI January 2009)

Resource Category	Tonnage (kt)	Gold Resource			Silver Resource		
		Grade	Contained Metal		Grade	Contained Metal	
		(g/t Au)	(kg Au)	(oz Au)	(g/t Ag)	(kg Ag)	(oz Ag)
Western Zone, Oxide Zone							
Measured	27.4	0.92	25.3	813	7.1	195.3	6,279
Indicated	281.9	4.87	1,373.6	44,162	14.5	4,083.0	131,273
Measured+Indicated	309.3	4.52	1,398.9	44,975	13.8	4278.4	137,553
Inferred	248.1	1.24	306.8	9,864	6.3	1,567.8	50,406
Western Zone, Primary Resources							
Measured	10.6	1.07	11.3	365	9.7	103.4	3,323
Indicated	638.7	2.29	1,461.5	46,990	10.6	6,790.2	218,310
Measured+Indicated	649.3	2.27	1,472.9	47,355	10.6	6,893.6	221,633
Inferred	2,336.1	1.06	2,474.5	79,556	3.3	7,798.0	250,711
Central Zone, Oxide Resources							
Measured	80.7	24.82	2,002.8	64,390	59.0	4,763.1	153,136
Indicated	55.2	17.82	982.8	31,598	30.3	1,672.8	53,782
Measured+Indicated	135.8	21.98	2,985.6	95,989	47.4	6435.9	206,917
Inferred	25.6	0.47	12.2	391	1.9	47.5	1,526
Central Zone, Primary Resources							
Measured	105.0	6.11	642.1	20,643	19.9	2,094.0	67,323
Indicated	1,003.5	5.19	5,209.3	167,482	12.5	12,508.3	402,152
Measured+Indicated	1,108.5	5.28	5,851.3	188,124	13.2	14,602.3	469,475
Inferred	364.6	0.60	217.4	6,990	3.0	1,088.7	35,003
Eastern Zone, Oxide Resources							
Indicated	244.8	3.49	853.0	27,426	7.4	1,812.1	58,260
Inferred	169.2	3.89	658.2	21,162	11.4	1,935.3	62,221
Eastern Zone, Primary Resources							
Indicated	116.1	2.28	265.2	8,526	7.1	823.3	26,470
Inferred	723.2	1.05	760.5	24,450	5.5	3,966.0	127,510
Total Andreevskaya							
Measured	223.7	11.99	2,681.4	86,211	32.0	7155.7	230,062
Indicated	2,340.1	4.34	10,145.4	326,183	11.8	27,689.8	890,247
Measured+Indicated	2,563.8	5.00	12,826.9	412,393	13.6	34,845.5	1,120,309
Inferred	3,866.9	1.15	4,429.5	142,412	4.2	16,403.3	527,377

Currently, PHM is mining the Andreevskaya deposit at a 0.8 g/t Au COG and for comparative purposes, a resource estimate at this COG is shown in Table 4.2.

Table 4.2: Andreevskaya Mineral Resource at 0.8g/t Au COG (WAI January 2009)							
Resource Category	Tonnage (kt)	Gold Resource			Silver Resource		
		Grade (g/t Au)	Contained Metal		Grade (g/t Ag)	Contained Metal	
			(kg Au)	(oz Au)		(kg Ag)	(oz Ag)
Western Zone, Oxide Zone							
Measured	14.0	1.22	17.1	550	7.9	110.3	3,547
Indicated	218.6	6.12	1,337.0	42,985	17.4	3,800.2	122,179
Measured+Indicated	232.6	5.82	1,354.1	43,535	16.8	3,910.5	125,726
Inferred	107.6	2.20	236.5	7,602	10.7	1,148.8	36,935
Western Zone, Primary Resources							
Measured	7.8	1.22	9.5	306	10.3	80.5	2,588
Indicated	362.2	3.61	1,307.7	42,045	15.1	5,481.1	176,222
Measured+Indicated	370.0	3.56	1,317.2	42,350	15.0	5,561.6	178,810
Inferred	351.6	4.05	1,424.2	45,789	10.4	3,653.0	117,445
Central Zone, Oxide Resources							
Measured	72.4	27.58	1,997.4	64,217	65.2	4,724.6	151,900
Indicated	49.9	19.63	979.5	31,491	33.1	1,650.7	53,071
Measured+Indicated	122.3	24.33	2,976.9	95,708	52.1	6,375.3	204,971
Inferred	-	-	-	-	-	-	-
Central Zone, Primary Resources							
Measured	78.1	8.02	625.6	20,114	25.4	1,982.9	63,752
Indicated	770.8	6.58	5,069.6	162,992	15.1	11,618.2	373,533
Measured+Indicated	848.8	6.71	5,695.2	183,106	16.0	13,601.1	437,286
Inferred	33.1	1.12	37.0	1,190	7.0	231.3	7,435
Eastern Zone, Oxide Resources							
Indicated	152.4	5.25	799.3	25,699	9.6	1,460.6	46,960
Inferred	46.1	12.88	593.9	19,093	32.7	1,508.6	48,502
Eastern Zone, Primary Resources							
Indicated	46.5	4.86	225.7	7,258	11.3	526.3	16,922
Inferred	124.1	3.41	422.8	13,592	13.1	1,624.4	52,226
Total Andreevskaya							
Measured	172.3	15.38	2,649.6	85,187	40.0	6,898.4	221,787
Indicated	1,600.2	6.07	9,718.9	312,470	15.3	24,537.1	788,887
Measured+Indicated	1,772.5	6.98	12,368.5	397,657	17.7	31,435.5	1,010,675
Inferred	662.4	4.10	2,714.3	87,267	12.3	8,166.0	262,543

5.0 PIT OPTIMISATION

Optimisation has been carried out using Earthworks NPV Scheduler® (version 3.4) software which uses a Lerch Grossman algorithm.

The economic and technical parameters used in the economic model have been supplied by the Client. Subsequently, WAI has reviewed these parameters and applied pit optimisation at three gold prices as summarised in Table 5.1 below.

Table 5.1: Andreevskaya Open Pit Optimisation Scenarios				
Parameter	**Units**	**Scenario 1**	**Scenario 2**	**Scenario 3**
Gold Price	US$/oz	800	850	900
	US$/g	25.72	27.33	28.94
Mining Cost	US$/t	0.52	0.52	0.52
Additional Ore Mining Cost	US$/t	0.19	0.19	0.19
Processing Cost	US$/t	4.89	4.89	4.89
General and Administration	US$/t ore	0.25	0.25	0.25
Total processing cost	US$/t ore	5.14	5.14	5.14
Ore Cost	US$/t ore	5.33	5.33	5.33
Mining Dilution	%	97	97	97
Mining Loses	%	3	3	3
Slope Angles	°	40	40	40
Processing recovery	%	93	93	93
Additional Costs				
Royalty	% of in-situ value	6	6	6
	% of the revenue*	6.65	6.65	6.65
	US$/g	1.71	1.82	1.92
Refining and Transportation	% of revenue	1	1	1
	US$/g	0.26	0.27	0.29
Royalty + Refinery	US$/g	1.966	2.089	2.212
Economical cut off grade	g/t	0.23	0.22	0.20
*Note: royalty is adjusted for processing recovery and mining losses				

The *Inferred* resources were treated as waste and were excluded from the pit optimisation. The results of the pit optimisation are summarised in Table 5.2.

Table 5.2: Andreevskaya Open Pit Optimisation Scenarios				
	Units	**Scenario 1**	**Scenario 2**	**Scenario 3**
Waste	Mt	50.4	52.6	52.8
Ore Reserve	Mt	2.2	2.28	2.3
Strip Ratio		22.9	23.1	22.9
Average Grade	g/t Au	5.51	5.35	5.31
In-Situ Metal	Kg Au	12,120	12,200	12,210
	oz Au	389,730	392,282	392,657

Reconciliation

Approximately 350kt of ore at an average grade of 15.3g/t Au, containing 5,350kg of gold, is reported by PHM to have been extracted from the open pit at Andreevskaya to 01/01/2009.

The modelled resources, according to WAI, at a 0.8g/t Au COG and to 01/01/2009 within the open pit is 268kt at a grade of 14.9g/t Au and containing 3,993kg of gold. Although there is good reconciliation for the average grade between the extracted material and the model, the tonnage and contained metal extracted is some 30% more than that estimated in the model.

In addition PHM reports that the discrepancy between in-pit estimation and production data (through the plant) is around 3% in terms of contained metal and at a similar grade.

Review of the production measurements (pit outlines) reveals that volume discrepancy, and thus tonnage, stems from differences between the thicknesses recorded in the exploration intersections (drill holes and trenches) as used for the resource model and those established from the blast hole data. However, as with all reconciliation it is very time dependant in that it is typically poor over a short period and more precise over an extended period.

In reality, the situation at Andreevskaya is further compounded by the fact that the relatively small, but very high grade ore columns that have a huge impact on the total metal content of the orebody have either been poorly modelled, or remained undetected during exploration works. The outcome of this seems to be that current production grades are in excess of predicted grades and it is likely that this will continue, particularly in the higher grade ore zones where there is a greater likelihood of uncovering additional bonanza grade ore.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

6 March 2009

Production Plan Update
WAI review of Andreevskaya and Quartzitovoye deposits

Peter Hambro Mining PLC ("PHM" or the "Group") announces its annual Production Plan Update for the period 2009 to 2012.

The Summary of the Wardell Amstrong International ("WAI") Technical Reports on the Andreevskaya and Quartzitovoye zones can be found on the Group's website at www.peterhambro.com.

Highlights

- The Group's total attributable production for 2008 was 393,600oz, up by 36% on the 2007 number;
  - 25% above the original WAI estimate;
  - 10% above the original Group estimate;
- Production is forecasted to grow strongly in 2009 to between 460,000oz and 510,000oz;
- Two production plan development scenarios for the period of 2010 to 2012:
  - Low case scenario anticipates production of 685,000oz in 2010, 793,000 oz in 2011 and 855,000oz in 2012;
  - High case scenario where projects are accelerated anticipates production of 769,000oz in 2010, 903,000oz in 2011 and 1,021,000oz in 2012 and correspondingly accelerated capital expenditure;
- Drivers of production growth are expected to be:
  - Ramp up of high grade Pioneer project, with produced grades at Andreevskaya significantly in excess of PHM and WAI estimates,
  - Malomir phasing optimised to maximise value, with high-grade non- refractory Quarzitovoye zone scheduled for early development,

- Albyn expected to start production in 2012;

- Five additional projects to be in production within 3-5 years. These projects are Zeltunak, Tokur, Aprelskaya, Yamal and Osipkan, of which the latter three are the most promising;
- The Group remains one of the world's lowest cost producers at US$215/oz in H1 2008;
- Going forward, recent rouble devaluation, falling input costs and increasing production are expected to offset the effects of Russian inflation.

Chairman's comments

Peter Hambro, Executive Chairman of Peter Hambro Mining plc, commented:

"Our growth has always been about producing profitable ounces; as well as producing more ounces. Particularly in the current climate we are focused on achieving that growth, whilst simultaneously keeping a tight control over the Group's capital expenditure and operating costs.

The discovery of the high grade, non-refractory Quartzitovoye zone at Malomir has allowed us to review our development plans for this deposit, leading to a significant increase in this project's value and, pleasingly, without a corresponding increase in planned operating costs or capital expenditure. This optimisation of capital expenditure has been a key area of focus for the Group as we seek to maximise our profitable growth.

At Andreevskaya (Pioneer) we continue to produce high grades well in excess of both JORC Code (2004) and Russian classification reserves and resource estimates but in line with our expectations given the "nuggety" nature of the ore body.

In addition to our core operations and projects we are also progressing a number of other promising assets, including Albyn, that we believe also have the potential to become significant producing assets in future.

Already one of the world's lowest cost gold producers, our cost profile has been enhanced by the recent rouble devaluation and falling input costs. In the future we will also benefit from increased production which we expect to offset the negative impact of inflation and depleting grades.

Our objective is to deliver on our targets and become one of the world's fastest growing gold producers."

Production Plan Update for 2009-2012

The Production Plan Update is for the period between 2009 and 2012 and supercedes the forecast made in February 2008.

In 2009, PHM expects to produce 460,000oz - 510,000oz of gold. The 2009 production level reflects the completion of the second line at the Pioneer mine and stable operations at Pokrovskiy, alluvial and joint venture operations.

Set out below are two production development plan scenarios, a low case and a high case. The high case scenario is based on the bringing forward of certain projects, albeit with additional and accelerated capital expenditures.

PHM has undertaken a comprehensive business planning, geological and engineering analysis for each project. The expected production profile is reflected in the table below:

Projects		2009 000'oz	2010 000'oz	2011 000'oz	2012 000'oz
Pokrovskiy					
	Low case	177	177	177	152*
	High case	177	177	220*	180*
Pioneer					
	Low case	250	308	337	277
	High case	250	337	337	299
Malomir					
	Low case		136	187	193
	High case		181	187	240
Albyn					
	Low case				50
	High case			50	100
Tokur					
	Low case	3	5	26	52
	High case	3	8	26	52
Alluvials					
	Low case	29	29	36	36
	High case	29	36	36	36
Yamal					
	Low case				17
	High case			17	36
JV's and others					
	Low case	28	30	30	78
	High case	28	30	30	78
PHM Total					
Low case		487	685	793	855
High case		487	769	903	1,021

**Includes Pokrovskiy flanks*

The Group expects that in 2010 its total attributable gold production, which includes its share from Joint Ventures, will be between 685,000oz and 769,000oz, and that production will increase to between 793,000oz and 903,000oz in 2011 and 855,000oz and 1,021,000oz in 2012.

The Group plans for three new projects, Malomir, Albyn and Yamal, to come on stream by the end of 2012 and three additional potential projects to be in production within three to five years' time.

Summary of 2008 performance

It is useful to compare the level of actual production for 2008 with the earlier WAI estimate and Company guidance. In February 2008 the original WAI estimate for the Group's total production in 2008 was 316,100oz. This compares with the Company's own guidance in February 2008 of 358,800oz. The actual figure produced of 393,600oz, is 25% higher than the original WAI estimate and 10% higher than Group's own guidance.

Pokrovskiy Rudnik

In 2008 Pokrovskiy enjoyed another successful year, with gold production from the mine increasing 13% over the 2007 figure to 267,100oz. In view of the mine depletion the focus at Pokrovskiy is on cautious cost control and on preparation of reserves to be processed through the plant after 2012.

Processing harder material from deeper horizons has put upward pressure on costs which were offset primarily by significant rouble depreciation and a drop in input costs. The close proximity of the operations to China and other Asian countries gives the Group a high degree of flexibility when purchasing consumables, spare parts and reagents.

In the course of 2008 the Group finalised exploration works at Pokrovka-2 flanks, establishing reserves which are planned to be processed through the Pokrovskiy mill from 2012 together with Pokrovskiy main pit material. The Group intends to approve a feasibility study identifying Russian classification reserves and resources with the Russian authorities by the end of 2009. Intensive exploration works are being carried out at other flanks with the most promising results coming from the Zeltunak area which is planned to become a feeder of ore for the Pokrovskiy mill.

As part of the Group's rehabilitation plan for Pokrovskiy and within the programme of optimisation of mining works and cost control, the Group backfills overburden rock in exhausted areas of the pit which also reduces the Group's mining expenses.

Pioneer

After the successful ramping up of the first milling line at Pioneer and exceeding the Group's production forecast for the deposit in 2008, the Group is constructing the second line for commissioning in the second half of 2009. Currently the Group is finalising installation of the mill and construction of the sorption/desorption complex. It is expected that the mill will ramp up to 3.2m tonnes of annual capacity by the end of 2009. The construction of the third line is also ongoing and it is expected to be commissioned in the second half of 2010. It is expected that the plant will achieve its full designed capacity of 5.4m tonnes of oxide material in 2011.

Currently the Russian reserves and resources base supports production from the Andreevskaya ore body at approximately similar grades until 2012, after which it is planned to include in production increased tonnages of lower grade material.

The exploration works at Andreevskaya are still ongoing. The same high grade mineralisation has been encountered at the eastern 800m extension of the Andreevskaya ore zone.

The Group expects to publish a new set of reserves and resources for this 800m extension by the end of 2009. Initial findings also show the same high grades achieved further west including visible gold. These new discoveries could significantly extend the life of the mine for Andreevskaya.

The Group is pleased to report a significant uplift in gold contained at Andreevskaya proved in production from the deposit. This is due to the high "nuggety" nature of the deposit. Blasthole drilling on a tighter grid identified c.45.6% uplift against the original wireframe model.

Reconciliation of JORC Code (2004) reserves and resources against production carried out by WAI showed c.30% increase in the gold produced compared to initial JORC Code (2004) estimates.

Approximately 350,000 tonnes of ore at an average grade of 15.3g/t Au, containing 172,000 oz of gold, have been extracted from the open pit at Andreevskaya up to 1 January 2009, estimated by blast hole grade control samples. The modelled resources, according to WAI, at the same cut-off grade to 1 January 2009 within the open pit are 268,000 tonnes at a grade of 14.9g/t Au, containing 128,000oz of gold. Although there is good reconciliation for the average grade between the extracted material and the model, the tonnage and contained metal extracted is some 30% more than that estimated in the model.

In addition the Group recorded the favourable discrepancy between in-pit estimation and production data (through the plant) is around 3% in terms of contained metal and at a similar grade.

Review of the production measurements (pit outlines) reveals that volume discrepancy, and thus tonnage, stems from differences between the thicknesses recorded in the exploration intersections (drill holes and trenches) as used for the resource model and those established from the blast hole data.

The situation at Andreevskaya is further compounded by the fact that the relatively small, but very high grade, ore columns remained undetected during exploration works have a huge impact on the total metal content of the ore body. The outcome of this is that current production grades are in excess of predicted grades and it is likely that this will continue, particularly in the higher grade ore zones where there is a greater likelihood of uncovering additional bonanza grade ore.

The latest estimates of Russian reserves and resources (C1+ C2) for Andreevskaya is 1.5m tonnes of ore at an average grade of 13.3g/t containing 642,000oz of gold, with potential for uplift from conversion of P1 reserves of 160,000oz at 6.0g/t from deeper horizons.

The updated WAI report highlights that:

- "Significant potential exists to improve the resource base at Andreevskaya by upgrading *Inferred* resources to *Measured* and *Indicated* status at the Western Sector of Andreevskaya zone by in-fill drilling", and

- "Reconciliation between the WAI estimated resource model and actual open pit production, up to 1 January 2009, has shown that, although the average grade achieved is comparable, the tonnage and contained metal produced from the pit is some 25-30% more than that estimated in the resource model."

Table: Andreevskaya mineral resources on 1 January 2009 as estimated by WAI

JORC Code (2004) Resource Category	Tonnage (kt)	Gold Resource			Silver Resource		
		Grade g/t	kg metal	oz metal	Grade g/t	kg metal	oz metal
Andreevskaya resources at 0.4g/t cutoff							
Measured	223.7	11.99	2,681.4	86,211	32.0	7155.7	230,062
Indicated	2,340.1	4.34	10,145.4	326,183	11.8	27,689.8	890,247
Measured+Indicated	2,563.8	5.00	12,826.9	412,393	13.6	34,845.5	1,120,309
Inferred	3,866.9	1.15	4,429.5	142,412	4.2	16,403.3	527,377
Andreevskaya resources at 0.8g/t cutoff							
Measured	172.3	15.38	2,649.6	85,187	40.0	6,898.4	221,787
Indicated	1,600.2	6.07	9,718.9	312,470	15.3	24,537.1	788,887
Measured+Indicated	1,772.5	6.98	12,368.5	397,657	17.7	31,435.5	1,010,675
Inferred	662.4	4.10	2,714.3	87,267	12.3	8,166.0	262,543

Malomir

The Group undertook a substantial review of its development plans for the Malomir deposit following a new discovery in 2008 which increases Malomir NPV by c.40%. In 2008 the high grade non refractory ore zone Quartzitovoye was discovered in close proximity to the deposit. This area differs from the main Malomir zone in that visible gold is evident. Initial Group estimates of the deposit's reserves and resources according to the Russian classification system are shown below.

Ore body 12	Ore, 000't	Grade, g/t	Gold, 000'oz
Reserves C_1+C_2	**3,800**	**5.6**	**682**
Resources P_1	**220**	**5.0**	**35**

Metallurgical studies have indicated that 80% of the gold can be recovered using gravitation and 88% using direct leaching. This shows that the Group can postpone the capital intensive autoclave investment needed for the treatment of refractory ore, and instead focus the Group's expenditure more cost effectively in the short term on the non-refractory material. Based on current estimates of reserves and resources in Russian classification system (including P1 resource) the Group expects three and a half years of production from non-refractory material which is later expected to be substituted by refractory material from the main deposit. Processing costs of non refractory material are expected to be significantly lower than anticipated by the feasibility study for the main refractory ore body.

The reviewed plans reflecting new results from Quartzitovoye N12 provide for Malomir to be commissioned in the second half of 2010 with production in that year of between 136,000oz and 181,000oz. This production level is expected to ramp up to 187,000oz in 2011 and between 193,000oz and 240,000oz in 2012.

WAI undertook the Mineral Resource estimation for the Quartzitivoye ore zone in January - February 2009. The results of optimisation at a US$850/oz gold price for COG of 0.30 and 0.80g/t Au are shown in Table 5.3 below.

Table 5.3: WAI Optimised Conceptual Reserve Estimate for Quartzitivoye No. 12 Ore Zone as at 08.02.09 using US$850/oz Au Price				
JORC Code (2004) Classification	Tonnage (t)	Grade (g/t)	Contained Metal	
			(kg)	(oz)
COG of 0.30g/t Au (ECOG)				
Measured	59,918	1.51	90.5	2,910
Indicated	197,607	1.60	316.2	10,166
Inferred	3,039,677	2.63	7,994.4	257,026
COG of 0.80g/t Au				
Measured	33,188	2.31	76.7	2,466
Indicated	121,945	2.26	275.6	8,861
Inferred	1,672,380	4.29	7,174.5	230,665

Further exploration works are being carried at The Quartzitivoye,ore body where other similar ore zones have been identified. Visible gold has been encountered in the form of coarse single grains.

Albyn

The Albyn deposit which is located in the north-east of the Amur Region on the same geological fault and thrust belt as Malomir is one of the most promising projects of the Group which could be put into production as early as 2011.

The currently established Russian classification reserves and resources at Albyn are 668,000oz at 2,0g/t at category C2 and a further 969,000oz of gold at category P1 with an average grade of 2.0g/t. Ore at Albyn contains large particles of visible gold making assay testing and as a result exploration works challenging. However, these ores are very easily

treatable. Metullurgical studies have shown the following: by gravity separation it is possible to recover between 79.3% – 95.2%, by sorption cyanidation between 92.0% – 97.3% and by heap-leaching between 50.3% – 89.1%. This has led the Group to plan to construct a 1.5 mtpa RIP plant for gravity separation at Albyn.

Costs

The Group remains one of the lowest cost producers in the world, with cash costs in H1 2008 of US$215/oz. The cost position has subsequently been enhanced through the depreciation of the rouble and by falling input prices. For example, unit savings on diesel fuel and average wages in USD terms for 2009 are expected to be 32% and 18% lower respectively versus Q4 2008. Going forward, the cost position will also benefit from increased production. Somewhat offsetting these positive cost drivers will be Russian inflation and declining grades at the Pokrovskiy deposit. The table below outlines the cost breakdown in 2008 by segment as well as the breakdown of rouble versus USD costs.

	RUR	**USD**
Diesel	100%	0%
Power	100%	0%
Chemicals	20%	80%
Consumables - RIP	50%	50%
Explosives	100%	0%
Spare parts - Mining	40%	60%
Payroll	100%	0%

Capital Expenditure Forecast

In line, with the focus on cash generation and preservation, capital expenditures in 2008 were substantially below the estimated US$158 million. Capital expenditures are expected to total US$100 million in 2009 including US$61 million on the development of Pioneer and US$29 million on Malomir, and lesser expenditure on Pokrovskiy. The major planned capital expenditures by project are as follows:

Projects		**2009 $m**	**2010 $m**	**2011 $m**	**2012 $m**
Pokrovskiy					
	Low case	**5***	**5***	**19***	**10***
	High case	**5***	**19***	**10***	**3***
Pioneer					
	Low case	**61**	**14**	**28**	**-**
	High case	**61**	**14**	**28**	**-**
Malomir					
	Low case	**29**	**13**	**20**	**27**
	High case	**29**	**13**	**20**	**27**
Albyn					
	Low case	**2**	**2**	**16**	**7**
	High case	**2**	**16**	**7**	

Tokur				
Low case	**-**	**5**	**7**	**3**
High case	**-**	**5**	**7**	**3**
Alluvials				
Low case	**3**	**4**	**5**	**1**
High case	**3**	**4**	**5**	**1**
Yamal				
Low case	**-**	**-**	**54**	**118**
High case	**-**	**54**	**118**	**20**
PHM Total				
Low case	**100**	**43**	**149**	**166**
High case	**100**	**125**	**195**	**54**

**Includes Pokrovskiy flanks*

The Low case capital expenditure forecast totals US$458m from 2009 to 2012 versus US$474m for the High case. Whilst the High case is only modestly larger in expenditure terms, it would involve accelerated spend in the years 2010 and 2011.

The Company's current intention is to achieve and surpass the Low case production plan. The Group will continue to review its options to pursue the High case plan, but this will depend on a range of considerations including gold price, cost dynamics, actual grades and financing conditions.

The development and production plans set out herein represent the current views of the Company's management. The Company's Board reviews the production plans on an ongoing basis and the plans will be reviewed by the new Board of the Company following the expected successful completion of the Aricom transaction. All planning is subject to available funding and capital allocation decisions.

The full year results of the Group are expected to be published at the end of April 2009.

Conference Call and Analysts' Workshop

The Company will be holding today an Analysts' Workshop to discuss its production schedules in the light of WAI's technical report. In attendance will be members of the Peter Hambro Mining Plc Board of Directors, members of Management Company Peter Hambro Mining and a Director from WAI.

In addition, there will be a conference call at 10:00 GTM today. Details to access the call are as follows:

The Dial-in numbers:

In the UK: 0800 953 0102/ +44 (0) 1452 561 394
In the US: 1866 295 3947
In Russia: 8108 002 097 2044

The conference ID: 88510958.

Enquiries:

Peter Hambro Mining Plc	+44 (0) 20 7201 8900
Alya Samokhvalova / Rachel Tuft	
JPMorgan Cazenove	+44 (0) 20 7155 2828
Patrick Magee	
Merlin	+44 (0) 20 7653 6620
David Simonson/ Tom Randell/ Maria Suleymanova	

Disclosure

The contents of this announcement have been approved for release by Dr. P. Newall, BSc, PhD, CEng, FIMMM, of Wardell Armstrong International. Dr. P. Newall has consented to the inclusion of the material in the form and context in which it appears.

This release has been reviewed by Dr. Stephen Henley, who is an independent geological advisor to the Board of Directors of Peter Hambro Mining Plc. Dr. Henley is qualified to act in the capacity of a Competent Person for the purposes of this statement.
Dr. Stephen Henley holds a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society, a Fellow of the Institution of Materials, Minerals and Mining, and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He has been employed in exploration, mining, academic and geological consultancy posts since 1970 and has participated in Competent Person studies on a variety of different minerals and types of deposit, including gold, polymetallic and chromite projects.

- Ends -

Press Release

9 March 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF ANY SUCH JURISDICTION

Aricom plc and **Peter Hambro Mining Plc**

Posting of Scheme Document; Convening of PHM and Aricom shareholder meetings

On 6 February 2009 the Independent Board Committees of Aricom plc ("Aricom") and Peter Hambro Mining Plc ("Peter Hambro Mining" or PHM") announced that they had reached agreement on the terms of a recommended all share offer to be made by Peter Hambro Mining for the entire issued and to be issued share capital of Aricom. The offer is to be implemented by means of a scheme of arrangement ("Scheme").

The Independent Board Committees of Aricom and PHM are pleased to announce that the Scheme Document is being posted to Aricom shareholders today. The Scheme Document sets out amongst other things the full terms and conditions of the Scheme, an explanatory statement, a timetable of principal events and the actions to be taken by Aricom Shareholders.

Notices convening the Aricom Shareholders meetings, being the Scheme Court Meeting and the Aricom EGM to be held at the offices of Aricom, 10-11 Grosvenor Place, London, SW1X 7HH on 31 March 2009 at 10.00 a.m. and 10.15 a.m. respectively, are contained in the Scheme Document.

Peter Hambro Mining is also pleased to announce that it is today posting a circular (the "Circular") to PHM shareholders in connection with the offer. The Circular contains a notice to convene an Extraordinary General Meeting of PHM shareholders, to be held at 10.00 a.m. on 25 March 2009 at 11 Grosvenor Place, London, SW1X 7HH being the registered office of PHM. The PHM Extraordinary General Meeting (the "PHM EGM") will be held to allow PHM shareholders to vote on (*inter alia*) the resolution required to approve and enable implementation of the Scheme by PHM.

Subject to the satisfaction or waiver of the conditions of the Scheme and subject to the approval of the High Court and of both Aricom and PHM Shareholders, it is currently expected that the Scheme will become effective on or around 22 April 2009.

Aricom also announced on 27 February 2009 that it had written to holders of Aricom Warrants, informing them of PHM's intention to seek to exchange of Aricom Warrants for Peter Hambro Mining Warrants by way of a separate scheme of arrangement ("Warrant Scheme"). Further details of the warrant proposals will be notified to holders of Aricom Warrants in due course.

Further details of the Scheme are contained within the Scheme Document. A copy of the Scheme Document is displayed on the Aricom website www.aricom.plc.uk and is also available for inspection during normal business hours at the offices of Linklaters LLP, One Silk Street, London, EC2Y 8HQ.

Further details regarding the PHM EGM are contained within the Circular, including voting procedures. A copy of the Circular will be displayed on the Peter Hambro Mining website www.peterhambro.com and will be available for inspection during normal business hours at the registered office of PHM and at the offices of Norton Rose LLP, 3 More London Riverside, London SE1 2QA.

Terms and conditions used in this announcement shall, unless the context otherwise requires, have the same meanings as given to them in the Scheme Document.

For further information:

Aricom plc	
Charles Gordon, Investor Relations Officer	+44 (0) 20 7201 8921
Canaccord Adams Limited	+44 (0)20 7050 6500
Robert Finlay	
Mike Jones	
Guy Blakeney	
Morgan Stanley & Co. Limited	+44 (0) 20 7425 8000
Peter Bacchus	
Richard Allan	
Laurence Hopkins	
Abchurch PR	
Charlie Jack	+44 (0) 20 7398 7700
George Parker	
Peter Hambro Mining Plc	
Alya Samokhvalova, Director of External Communications	+44 (0) 20 7201 8900
JPMorgan Cazenove	+44 (0) 20 7588 2828
Ian Hannam	
Patrick Magee	
Liberum Capital	+44 (0)20 3100 2000
Chris Bowman	
Clayton Bush	
Merlin PR	
David Simonson	+44 (0) 20 76536620
Tom Randall	

Canaccord Adams, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Aricom and no-one else in connection with the Offer and will not be responsible to anyone other than Aricom for providing the protections afforded to clients of Canaccord Adams nor for providing advice in relation to the Offer or any matter related to the Offer.

Morgan Stanley & Co. Limited is acting exclusively for Aricom and no-one else in connection with the Offer and will not be responsible to anyone other than Aricom for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Offer or any other matter related to the Offer.

JPMorgan Cazenove and Liberum Capital, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Peter Hambro Mining and no-one else in connection with the Offer and will not be responsible to anyone other than Peter Hambro Mining for providing the protections afforded to clients of JPMorgan Cazenove and Liberum Capital nor for providing advice in relation to the Offer or any matter related to the Offer.

This announcement has been prepared in accordance with English law, the Code and applicable rules and regulations of the London Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the United Kingdom. The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any applicable legal and regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer to sell or issue, or a solicitation of an offer to buy or subscribe for, shares or other securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document. The Offer will be made solely by means of the Scheme Documents (or any document through which the Offer is actually made).

This announcement is not an offer of securities for sale in the United States or any other jurisdiction. If the New PHM Shares are issued to Aricom shareholders pursuant to the Scheme, they will be issued in reliance upon an exemption from the registration requirements of the US Securities Act afforded by section 3(a)(10) thereof and, as a consequence, will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in, one per cent or more of any class of "relevant securities" of Aricom or Peter Hambro Mining, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aricom or Peter Hambro Mining, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Aricom or Peter Hambro Mining by Peter Hambro Mining or Aricom, or by any of their respective "associates" must also be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44(0)20 7638 0129; fax number +44(0)20 7236 7013

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

10 March 2009

Continued investment in Rusoro

Peter Hambro Mining PLC ("PHM" or the "Group") announces that on 6th March 2009 it has subscribed CAD c.3.7 million for 6,166,666 new shares in Rusoro Mining Limited ("Rusoro") as part of an equity placing by Rusoro.

As a result PHM will have a c.1.1% stake in the share capital of Rusoro as enlarged by the placing. This continues on from an investment made in June 2008 when PHM lead a syndicate of investors who extended a USD 80 million secured exchangeable loan to Rusoro.

Rusoro is an advanced junior gold producer, which has announced that it produced over 100,000oz of gold in 2008 and that it intends to have two additional mines in production by the beginning of 2010. It raised over CAD 100 million in the current placing in which PHM is participating.

Commenting on the investment, Peter Hambro, Executive Chairman of Peter Hambro Mining said:

"Rusoro enjoys a strategic position in Venezuela's gold mining industry as well as a strong production growth profile. Peter Hambro Mining is pleased to enhance further its involvement with Rusoro and looks forward to Rusoro realising the potential of its exciting opportunities in the future."

PETER HAMBRO MINING PLC

Enquiries:

Peter Hambro Mining Plc Alya Samokhvalova	+44 (0) 20 7201 8900
JPMorgan Cazenove Patrick Magee /Joe Seifert	+44 (0) 20 7155 2828
Merlin David Simonson / Tom Randell / Maria Suleymanova	+44 (0) 20 7653 6620

Press Release

13 March 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF ANY SUCH JURISDICTION

Aricom plc and Peter Hambro Mining Plc

Posting of Warrant Scheme Document; Convening of Aricom Warrantholders meeting

On 6 February 2009 the Independent Board Committees of Aricom plc ("Aricom") and Peter Hambro Mining Plc ("Peter Hambro Mining" or PHM") announced that they had reached agreement on the terms of a recommended all share offer to be made by Peter Hambro Mining for the entire issued and to be issued share capital of Aricom. The offer is to be implemented by means of a scheme of arrangement ("Scheme").

On 27 February 2009 Aricom further announced that it had written to holders of Aricom Warrants, informing them of Peter Hambro Mining's intention to seek to exchange Aricom Warrants for new Peter Hambro Mining Warrants by way of a separate scheme of arrangement ("Warrant Scheme").

The Independent Board Committees of Aricom and PHM are pleased to announce that the Warrant Scheme Document is being posted to Aricom Warrantholders today. The Warrant Scheme Document sets out amongst other things the full terms and conditions of the Warrant Scheme, an explanatory statement, a timetable of principal events and the actions to be taken by Aricom Warrantholders.

A notice of the Aricom Warrant Scheme Court Meeting, to be held at the offices of Aricom, 10-11 Grosvenor Place, London, SW1X 7HH on 31 March 2009 at 10.30 a.m., is contained in the Warrant Scheme Document.

Subject to the satisfaction or waiver of the conditions of the Warrant Scheme, which include, inter alia, the Scheme becoming effective, and subject to the approval of the High Court and Aricom Warrantholders, it is currently expected that the Warrant Scheme will become effective on or around 22 April 2009.

Further details of the Warrant Scheme, including the terms of the Peter Hambro Mining Warrants, are contained within the Warrant Scheme Document. A copy of the Warrant Scheme Document is displayed on the Aricom website www.aricom.plc.uk and is also available for inspection during normal business hours at the offices of Linklaters LLP, One Silk Street, London, EC2Y 8HQ.

Terms and conditions used in this announcement shall, unless the context otherwise requires, have the same meanings as given to them in the Warrant Scheme Document.

For further information:

Aricom plc	
Charles Gordon, Investor Relations Officer	+44 (0) 20 7201 8921
Canaccord Adams Limited	+44 (0)20 7050 6500
Robert Finlay	
Mike Jones	
Guy Blakeney	
Morgan Stanley & Co. Limited	+44 (0) 20 7425 8000
Peter Bacchus	
Richard Allan	
Laurence Hopkins	
Abchurch PR	
Charlie Jack	+44 (0) 20 7398 7700
George Parker	
Peter Hambro Mining Plc	
Alya Samokhvalova, Director of External Communications	+44 (0) 20 7201 8900
JPMorgan Cazenove	+44 (0) 20 7588 2828
Ian Hannam	
Patrick Magee	
Liberum Capital	+44 (0)20 3100 2000
Chris Bowman	
Clayton Bush	
Merlin PR	
David Simonson	+44 (0) 20 7653 6620
Tom Randell	
Maria Suleymanova	

Canaccord Adams, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Aricom and no-one else in connection with the Warrant Offer and will not be responsible to anyone other than Aricom for providing the protections afforded to clients of Canaccord Adams nor for providing advice in relation to the Offer or any matter related to the Warrant Offer.

Morgan Stanley & Co. Limited is acting exclusively for Aricom and no-one else in connection with the Warrant Offer and will not be responsible to anyone other than Aricom for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Warrant Offer or any other matter related to the Warrant Offer.

JPMorgan Cazenove and Liberum Capital, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Peter Hambro Mining and no-one else in connection with the Warrant Offer and will not be responsible to anyone other than Peter Hambro Mining for providing the protections afforded to clients of JPMorgan Cazenove and Liberum Capital nor for providing advice in relation to the Warrant Offer or any matter related to the Warrant Offer.

This announcement has been prepared in accordance with English law, the Code and applicable rules and regulations of the London Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the United Kingdom. The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any applicable legal and regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer to sell or issue, or a solicitation of an offer to buy or subscribe for, shares or other securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document. The Warrant Offer will be made solely by means of the Scheme Documents (or any document through which the Warrant Offer is actually made).

This announcement is not an offer of securities for sale in the United States or any other jurisdiction. If the Peter Hambro Mining Warrants are issued to Aricom Warrantholders pursuant to the Warrant Scheme, they will be issued in reliance upon an exemption from the registration requirements of the US Securities Act afforded by section 3(a)(10) thereof and, as a consequence, will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in, one per cent or more of any class of "relevant securities" of Aricom or Peter Hambro Mining, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire

an "interest" in "relevant securities" of Aricom or Peter Hambro Mining, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Aricom or Peter Hambro Mining by Peter Hambro Mining or Aricom, or by any of their respective "associates" must also be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44(0)20 7638 0129; fax number +44(0)20 7236 7013

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**
Website: www.peterhambro.com Email: corporate@peterhambro.com

25 March 2009

PETER HAMBRO MINING PLC

Results of EGM

On 6 February 2009 the Independent Board Committees of Aricom plc ("Aricom") and Peter Hambro Mining Plc ("Peter Hambro Mining" or "PHM") announced that they had reached agreement on the terms of a recommended all share offer to be made by Peter Hambro Mining for the entire issued and to be issued share capital of Aricom. The offer is to be implemented by means of a scheme of arrangement ("Scheme") and is subject to the satisfaction or waiver of the conditions of the Scheme and to the approval of the High Court and of both Aricom and PHM shareholders.

On 9 March 2009, Peter Hambro Mining announced the posting of a circular to PHM shareholders with the notice ("Notice") convening the Extraordinary General Meeting to allow PHM shareholders to vote on the resolutions required to approve and enable implementation of the Scheme by PHM.

The PHM Extraordinary General Meeting was held today and both the resolutions proposed, as set out in the Notice, were duly passed on a show of hands.

It is currently expected that the Scheme will become effective on or around 22 April 2009.

Full details of the proxy votes received from shareholders prior to the meeting for each resolution are set out below and will also be made available on the Company's website www.peterhambro.com.

	Resolutions	Votes for (including discretionary	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
1	Approval of the acquisition of Aricom	68,015,877	99.96%	27,888	0.04%	68,043,765	425
2	Authority of Directors to allot additional PHM shares and partial disapplication of pre-emption rights	64,740,378	96.80%	2,142,739	3.20%	66,883,117	1,161,073

For further information:

Peter Hambro Mining Plc +44 (0) 20 7201 8900
Alya Samokhvalova, Director of External Communications

JPMorgan Cazenove +44 (0) 20 7588 2828
Ian Hannam
Patrick Magee

Merlin +44 (0) 20 7653 6620
David Simonson
Tom Randell
Maria Suleymanova

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF ANY SUCH JURISDICTION

8 April 2009

Receipt of Russian Federal Antimonopoly Service ("FAS") Approval

On 6 February 2009 the Independent Board Committees of Aricom plc ("Aricom") and Peter Hambro Mining Plc ("PHM") announced that they had reached agreement on the terms of a recommended all share offer to be made by PHM for the entire issued and to be issued share capital of Aricom (the "merger"). The offer is to be implemented by means of a scheme of arrangement ("Scheme"), subject to the satisfaction or waiver of the conditions of the Scheme and to the approval of the High Court and of both Aricom and PHM shareholders.

Following receipt of both PHM and Aricom shareholder approvals on 25 March and 31 March 2009 respectively, PHM has today been informed by FAS that it has approved the merger. No further regulatory approvals are required in Russia in relation to the merger.

The court hearing to sanction the Scheme is expected to take place on 21 April 2009 and the effective date of the Scheme and completion of the merger is expected to be 22 April 2009.

Enquiries:

Peter Hambro Mining Plc +44 (0) 20 7201 8900
Alya Samokhvalova

JPMorgan Cazenove +44 (0) 20 7155 2828

Patrick Magee /Joe Seifert

Merlin +44 (0) 20 7653 6620
David Simonson / Tom Randell / Maria Suleymanova

JPMorgan Cazenove and Liberum Capital, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Peter Hambro Mining and no-one else in

connection with the Offer and will not be responsible to anyone other than Peter Hambro Mining for providing the protections afforded to clients of JPMorgan Cazenove and Liberum Capital nor for providing advice in relation to the Offer or any matter related to the Offer.

This announcement has been prepared in accordance with English law, the Code and applicable rules and regulations of the London Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the United Kingdom. The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any applicable legal and regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer to sell or issue, or a solicitation of an offer to buy or subscribe for, shares or other securities or a solicitation of any vote or approval in any jurisdiction.

This announcement does not constitute a prospectus or a prospectus equivalent document. The Offer will be made solely by means of the Scheme Documents (or any document through which the Offer is actually made).

This announcement is not an offer of securities for sale in the United States or any other jurisdiction. If the New PHM Shares are issued to Aricom shareholders pursuant to the Scheme, they will be issued in reliance upon an exemption from the registration requirements of the US Securities Act afforded by section 3(a)(10) thereof and, as a consequence, will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in, one per cent or more of any class of "relevant securities" of Aricom or Peter Hambro Mining, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aricom or Peter Hambro Mining, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Aricom or Peter Hambro Mining by Peter Hambro Mining or Aricom, or by any of their respective "associates" must also be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44(0)20 7638 0129; fax number +44(0)20 7236 7013.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

16 April 2009

Notice of Preliminary Results for the financial year 2008

Peter Hambro Mining Plc (the "Company") is pleased to announce that in order to accommodate the timetable of the proposed merger with Aricom plc it will be announcing its Preliminary Results for the year ended 31 December 2008 on Monday, 20 April 2009.

In addition, the Company is pleased to inform investors that its 2008 Annual Report and Accounts will be available to download from the Company's website www.peterhambro.com on Wednesday, 22 April 2009 and copies of the Annual Report and Accounts will be prepared for mailing to shareholders in due course.

There will be a conference to discuss the results on 20 April 2009 at 14:00 (GMT).

Details to access the conference call are as follows:

UK Free Call: **0800 694 0257**
UK Standard International: **+44 (0) 1452 555 566**
USA Free Call: **1866 966 9439**
Russia Free Call: **8108 002 097 2044**

and the conference ID is **95838876**.

Enquiries:

Peter Hambro Mining Plc	+44 (0) 20 7201 8900
Alya Samokhvalova, Director of External Communications	
Merlin	+44 (0) 20 7653 6620
Tom Randell/ Maria Suleymanova	
JPMorgan Cazenove	+44 (0) 20 7155 4525
Patrick Magee	

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

20 April 2009

Unaudited Preliminary Results for the year ended 31 December 2008

Peter Hambro Mining PLC ("PHM" or the "Company" or, together with its subsidiaries, the "Group") announces its unaudited preliminary results for the year ended 31 December 2008 (the "Period").

Financial Summary (US$ '000)	2008	2007	Change
Group Revenue	381,688	226,397	69%
Underlying EBITDA*	136,387	89,356	53%
Operating Profit**	87,111	81,435	7%
Earnings per Ordinary Share (US$)	0.271	0.476	(43%)
Equity attributable to PHM Shareholders	335,914	336,906	(0.3%)

Operating Highlights	2008	2007	Change
***Total Attributable Gold Production ('000 oz)	393.6	289.7	36%
Pokrovskiy GIS Total Cash Costs (US$/oz)	248.8	193.0	29%
Pokrovskiy GIS Total Production Cost (US$/oz)	322.7	258.2	25%

**Underlying EBITDA is earnings before fair value changes in derivatives, financial income, financial expenses, taxation, depreciation and amortisation.*

***Operating profit as stated before fair value change in derivatives and share of joint ventures' operations.*

****Total attributable gold production, as stated throughout this document, is comprised of 100% of production from the Group's subsidiaries and the relevant share of production from joint ventures. The Company's direct and indirect interest in Pokrovskiy Rudnik (and any interest held by Pokrovskiy Rudnik) is 98.61%.*

Attributable gold production for the year ended 31 December 2007 has been restated to exclude production from investments which the Group previously included in the attributable production of Rudnoye JV.

Highlights:

Financials

- The Group reports underlying EBITDA for the year ended 31 December 2008 of US$136 million, an increase of 53% compared to the previous year. Operating profit increased by 7% to US$87 million over the same period;

- In 2008, the Group's average realised gold sales price of US$845/oz was 27% higher than the US$668/oz achieved in 2007;

- The Group's underlying profit from gold mining operations for the year ended 31 December 2008 increased by 60% to c.US$145 million, compared with c.US$91 million for the year ended 31 December 2007;

- Reported earnings per share of US$0.271 for the year to 31 December 2008 decreased 43% compared to earnings per share of US$0.476 in 2007 due to a c.US$45 million increase in non-cash items and a c.US$53 million increase in other costs;

- The increase in non-cash items comprised a c.US$32 million increase in foreign exchange losses, a c.US$6 million increase in the loss on the fair value change in derivative financial instruments, and a c. US$7 million higher depreciation charge;

- The increases in other costs are mainly due to higher staff costs for the Group, resulting in an additional cost of c.US$27m in 2008 (due to a 31% increase in wages and salaries as a result of wage inflation and expansion) and c.US$18 million of additional financing costs primarily due to the issue of US$180m Gold Exchangeable Bonds in October 2007 and increased cost and level of bank financing. Royalties paid by the Group increased by c.US$8m due to the higher gold price and the higher number of ounces sold, and also contributed to the increase in other costs.

Operations and Development

- The Group's total attributable gold production of 393,600oz for 2008 increased by 36% compared to 2007, being at the upper end of the Group's 2008 production target of 350,000 – 400,000oz;

- Pokrovskiy production increased by 13%; the mine remains a stable producer of cash-flow and a solid base for the Group's expansion;

- Pokrovskiy GIS total production costs increased by c.25%, due principally to higher wage, energy and materials costs. Pokrovskiy Mine's GIS total cash costs of US$249/oz are, nevertheless, still almost half the industry average of US$458/oz (according to Raw Materials Group data);

- Gold production from the Pioneer mine commenced in April 2008 yielding 72,900oz by the end of the year, just ahead of the Group's 2008 target of 72,000oz;

- The Pioneer mine is currently operating in line with the Group's internal plan. The Group is on schedule for the construction of the second line of the Pioneer plant, with the second line to commence production in the second half of 2009;

- Gold production from the Group's alluvial operations increased by 38% compared to 2007 totaling

22,700oz, exceeding the Group's 2008 production target of 19,550oz;

- Attributable gold production from the Group's joint ventures in 2008 was 30,800oz, a 15% decrease on 2007;
- As a result of intensive exploration works and acquisitions the Group's Russian category total reserves B+C1+C2 have increased by c.11%.

Summary table of Peter Hambro Mining's Reserves and Resources* as of 01.01.2009***

	Ore 01/01/2009 ('000t)	Gold 01/01/2009 ('000oz)	Gold 01/01/2008 ('000oz)
Group summary			
B+C1	42,257	1,926	2,193
C2	170,807	9,635	8,193
Total Reserves	**213,064**	**11,561**	**10,386**
P1 resources	105,792	7,537	9,102
Total Reserves and P1 Resources	**318,856**	**19,098**	**19,488**

*****Excluding Omchak Joint Venture but including 50% attributable to Rudnoye JV; also excluding the precious metals (PGM+Au) resource at the Ozernoye deposit at Yamal region which is now restated as 719,000 oz palladium-equivalent*

01/01/2008 figures have been restated to exclude the Voroshilorskoye licence area, on which exploration was terminated in 2008. The table above is a summary of the Group's estimates of reserves and resources as at 1 January 2009. The Group reports its reserves and resource estimates according to the Russian Reserves and Resources Classification System and also, in respect of most developed assets, in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code, 2004), this data is available on the Company's website www.peterhambro.com. The basis of reporting reserves and resources is described in the Appendix to these Preliminary Results. The reserves and resources estimates quoted in these Preliminary Results are updated figures reflecting both production during 2008 and new exploration data. Some of the figures have been approved under the audit procedures of the Russian State Commission on Reserves (GKZ) and included in the State Balance. All of the estimates have been checked in detail and are approved by N. Vlasov, the Group's chief geologist, whose qualifications and experience exceed those expected of a Competent Person internationally. They have also been reviewed independently by Dr Stephen Henley, an independent geological advisor to the Board of Directors of PHM.

Exploration

- **Pokrovskiy and Flanks** - Promising new discovery of gold mineralized zone in the Zheltunak area, associated with a flat-lying thrust over a 5 km length. Exploration has traced the mineralisation along this thrust plane and an active search is now underway to find the primary source ore body. The grades which have been found appear to indicate an ore body of some significance in this area;
- **Pioneer** - Most current exploration effort is concentrated on the Andreevskaya zone, and the pilot-scale open-pit is being rapidly developed. Further drilling and trenching at this zone indicates the likelihood of further ore columns and show bonanza grades, in places up to 3,500 g/t in individual samples. Ore is being blended with stockpiled run-of-mine ore from the other zones for feed to the Pioneer mill. Production blast-hole sampling and ore processing show contained gold running at up to 30% above exploration-stage reserve estimates. New high grade ore columns have been discovered on the Bakhmut zone to the east of the Ulunga river, and to both the east and west of the central high-grade zone at Andreevskaya, and with indications of further ore columns;

- **Malomir** – The Malomir main ore deposit exploration and evaluation is on track and on target, with a strike length of 1,500m now fully explored. There was a new discovery of a north-south trending ore body made in the Quartzitovoye deposit (north of the Malomir main deposit) with high-grade non-refractory ore. Metallurgical tests show this ore can be easily processed and could yield substantial early production by direct cyanidation, thereby postponing the capital intensive autoclave oxidation investment needed for the treatment of refractory ore from the main ore body. From pre-stripping and trenching as well as infill drilling, the structure and mineralisation of the Quartzitovoye deposit are now fairly well understood, and exploration continues for further similar high-grade zones;

- **Albyn** - Exploration continues to prove the scale of this deposit. The coarse visible gold here has caused some difficulties in reliable estimation of the resources and reserves, but metallurgical testing shows that this ore is easily processed, and, the Group believes, could be quickly brought into production;

  Osipkan - The licence area just a few kilometres to the south of Tokur, is considered by the Company's geologists to be a continuation of the Tokur mineralisation with very similar geology, a tectonic zone has been discovered here, with thickness of 300 to 350 metres, and lateral extent 2.7km. Gold grades vary from 0.9 to 8.82g/t. According to the characteristics found here, the Company's geologists expect the discovery of a major gold deposit;

- **Solovevskiy Area** (part of the 50% Rudnoye Joint Venture) - Active exploration around the previously worked Kirovskoye quartz-vein gold deposit has provided evidence of extensive gold-bearing stock-works in the area of the mine as well as in several satellite areas, with substantial open-pit mining potential. Resource estimates (C2+P1 categories) have more than doubled during the year from 264,000 oz to 556,000 oz of attributable gold;

- **Sagur-Semerotakskaya** - A new exploration licence area has been acquired to the south of Tokur. It is a known hard-rock gold area with a deposit previously exploited by underground mining, containing an established gold resource which is potentially suitable for open-pit exploitation;

- **Buryatia** - Exploration has continued in the Talikit block of the Talikitskaya licence area, with shallow drilling along trenches. Four parallel gold-bearing stockwork zones were discovered in these drill holes, with grades so far found in the region of 3g/t;

- **Aprelskay** – Very good gold grades were established at this area which is 15km west of Pioneer where as a result of 2008 exploration work a series of south-east-north-west mineralised zones have been intersected in trenches;

- **Taldan** - the Burinda epithermal gold vein system in the east of this area has been explored by drilling and the main vein has been traced continuously for 2.7 km at thicknesses of 1 to 20m.

Currency movements

- The Russian rouble weakened against the US dollar by 20% during 2008 and was RUB29.38/US$ as at 31 December 2008 (RUB24.55/US$ at 31 December 2007). Most of the Group's borrowings are US dollar-denominated whereas remaining net monetary assets are mostly stated in Roubles. Therefore the movement between these two currencies had a negative effect on the Group's results for the year. Exchange differences included in the Group results amounted to a loss of c.US$25m (2007 – gain c.US$6m);

- However, the devaluation had a beneficial effect on the Group's operating costs in dollar terms.

Corporate developments 2009

- On 6 February 2009, the Independent Board Committees of the Company and Aricom plc ("Aricom") announced that they had reached agreement on the terms of a recommended all share offer to be made by the Company for the entire issued and to be issued share capital of Aricom (the "Merger"). The offer is to be implemented by means of a scheme of arrangement ("Scheme"), subject to the satisfaction or waiver of the conditions of the Scheme and to the approval of the High Court and of both Aricom's and the Company's shareholders. Following receipt of the approval by both the Company's and Aricom's shareholders on 25 March and 31 March 2009 respectively, and Russian FAS (anti-monopoly committee) approval on 8 April 2009, the Court hearing to sanction the Scheme is expected to take place on 21 April 2009 and the effective date of the Scheme and completion date of the Merger is expected to be 22 April 2009.

- On 6 March 2009, the Company subscribed for 6,166,666 (CAD c.3.7 million) new shares in Rusoro Mining Limited ("Rusoro") as part of an equity placing by Rusoro. As a result PHM has a c.1.1% stake in the share capital of Rusoro as enlarged by the placing. This subscription follows an investment made in June 2008 when the Company led a syndicate of investors who extended a US$ 80 million secured exchangeable loan to Rusoro. Rusoro is an advanced junior gold producer, which has announced that it produced over 100,000oz of gold in 2008 and that it intends to have two additional mines in production by the beginning of 2010.

Inclusion in the FTSE Gold Mines Index of the world's leading gold miners:

- In December 2008, the Group was included in the prestigious FTSE Gold Mines Index, which comprises the top 18 gold-focused mining companies.

Chairman's Statement: -

Against the back drop of the global financial and economic downturn, 2008 was nevertheless a year of progress for the Group, thanks to strong operational performance and, to some extent, the higher price of gold.

A revenue increase in 2008 of 69% to c.US$382m resulting from a production increase of gold shows the strength of the Group's economic success and supports the likelihood of achieving next the next financial year's target production growth.

Production growth alone is not our real goal, however. What is important is the growth in profitable ounces, and control of our costs is critical for this. We achieved a record underlying EBITDA for the year at c.US$136m, 53% up in comparison with the c.US$89m achieved in 2007. These results were achieved despite high producer price inflation in Russia and a strong Rouble for almost three quarters of 2008. Our cost control measures, the benefits of Rouble devaluation and lower energy costs towards the end of the year however worked in our favour and our margins were good.

The excellent gold production and the improved realised gold prices which the Company enjoyed this year are not, however, reflected in bottom line earnings. This was principally due to a c.US$45m increase in non-cash items and a c.US$53m increase in other costs. Whilst the non-cash items comprised mostly foreign exchange losses, higher depreciation and fair value adjustment of derivatives, the increase in other costs was fully anticipated by the Company due to a full year's interest charge on the Gold Exchangeable Bonds and higher costs associated with other borrowings. Also an increase in costs is typical for a company which launches such a sizeable and significant project as the Pioneer mine. This inevitably led to an increase in production costs

including mechanical and other overheads incurred by the Company, such increased costs having been spread over only approximately two quarters' production, during the start-up phase of the Pioneer mine's operations. However we look forward to full year results from Pioneer's production in 2009 when we expect to obtain the full benefit of operations at this excellent asset.

The Pokrovskiy deposit continues to play an important part in the Company's production profile, as shown in our results, and, for the first time, the potential of Pioneer is apparent as revenues from the first stage of its production facility have come on stream. The high grade material mined from Andreevskaya has exceeded the expectations of our consultants and I am pleased to report that the Pioneer second stage is expected to be fully operational in 2009 and that work on the third stage is advancing. Construction of the new processing lines at Pioneer will help to deal with high-volume, low-grade material in future production.

Pokrovskiy's flanks are well positioned to meet the demand for mill feed from the Pokrovskiy mill beyond the 2012 deadline for its open pit. At Malomir, the recent discovery of non-refractory ore enables us to change the immediate processing plan so as to delay the capital expenditure on the more complex recovery process while receiving early cash flow from the Quartzitovoye ore body; a good example of us maximising profitable ounces of production. The other exploration results that are summarised in the report, and derived from Albyn, Tokur and nine other deposits, are the foundation for the confidence that your Board has in the Group's future. There can be few gold producers that have such a broad range of growth prospects close to their producing assets. The strength of our operational and management teams is the framework that is built on these solid footings.

Recently we took steps to reinforce the capital base of the Company. This was done first by a US$105m capital raising and by the proposed merger with Aricom plc. These two actions, together with the repurchase of US$87m nominal of the Company's Gold Exchangeable Bonds, will leave the Company with strong cash-producing assets and a stronger balance sheet. Nonetheless, the need to conserve cash in these difficult times means that the Board does not recommend the payment of a final dividend for the financial year ended 2008. In line with this, Pavel Maslovskiy and I have accepted a 50% reduction in our bonus levels.

I believe that the Group is as well placed as it has ever been both to weather economic storms and to take advantage of the vital position that gold, its principal product, plays in times of uncertainty.

The demographic potential of China to consume raw materials at an advanced rate remains and in the event that stability returns Peter Hambro Mining and Aricom, assuming the merger is completed, can together begin to capitalise on the possibilities that exist in Aricom's significant iron ore assets, and we continue to evaluate opportunities to finance these assets. Additionally, having the iron ore assets inside the economically strong enlarged Peter Hambro Mining is an attractive long-term development in particular for Chinese consumers.

The global economic uncertainty has driven demand for physical gold and this has propelled the price of gold in most markets. And this seems set to continue. Against this backdrop, our success in bringing new production on-stream and in finding additional gold makes the Company's prospects good for this year.

Peter Hambro, Executive Chairman

Consolidated Income Statement
For the year ended 31 December 2008

	Note	2008 US$'000	2007 US$'000
Group revenue		381,688	226,397
Net operating expenses		(294,577)	(144,962)
		87,111	81,435
Fair value change on derivatives		(18,307)	(12,100)
Share of results of joint ventures		(1,261)	(1,821)
Operating profit		**67,543**	**67,514**
Financial income		7,709	3,776
Financial expenses	3	(34,864)	(16,105)
Profit before taxation		**40,388**	**55,185**
Taxation	4	**(17,643)**	**(15,560)**
Profit for the period		**22,745**	**39,625**
Attributable to:			
- equity holders of the Company		22,002	38,667
- minority interests		743	958
Earnings per ordinary share (basic and diluted)		**US$0.271**	**US$0.476**

Consolidated Balance Sheet
At 31 December 2008

	Note	2008 US$'000	2007 US$'000
Assets			
Non-current assets		**655,581**	**474,348**
Goodwill		21,675	15,818
Intangible assets	5	225,446	170,782
Property, plant and equipment	6	342,261	257,801
Interests in joint ventures		7,427	8,635
Other investments		972	960
Inventories		19,078	11,620
Trade and other receivables		19,790	5,344
Derivative financial instruments	9	1,875	-
Deferred tax assets		17,057	3,388
Current assets		**183,551**	**278,927**
Inventories		72,332	40,468
Trade and other receivables		84,775	60,017
Cash and cash equivalents	7	26,444	178,442
Total assets		**839,132**	**753,275**
Liabilities			
Current liabilities		**(306,202)**	**(66,405)**
Trade and other payables		(42,142)	(33,382)
Current tax liabilities		(638)	(1,888)
Borrowings	8	(220,946)	(31,135)
Derivative financial instruments	9	(42,476)	-
Net current (liabilities)/ assets		**(122,651)**	**212,522**
Total assets less current liabilities		**532,930**	**686,870**
Non-current liabilities		**(190,604)**	**(344,014)**
Borrowings	8	(152,778)	(292,100)
Derivative financial instruments	9	-	(30,634)
Deferred tax liabilities		(32,580)	(19,677)
Provision for close down and restoration costs		(5,246)	(1,603)
Net assets		**342,326**	**342,856**
Equity			
Share capital		1,311	1,311
Share premium		35,082	35,082
Other reserves		153,728	176,722
Equity reserve on bonds		1,583	1,583
Retained earnings		144,210	122,208
Equity attributable to the Company's shareholders		**335,914**	**336,906**
Minority interests		6,412	5,950
Total equity		**342,326**	**342,856**

Consolidated Cash Flow Statement
For the year ended 31 December 2008

	2008 US$'000	2007 US$'000
Cash flows from operating activities		
Cash generated from operations	60,144	62,933
Interest received	5,751	3,963
Interest paid	(28,471)	(11,113)
Income tax paid	(14,871)	(15,675)
Net cash from operating activities	**22,553**	**40,108**
Cash flows from investing activities		
Acquisitions of subsidiaries net of cash acquired	(6,032)	-
Acquisition of minority interests	-	(9,257)
Acquisition/(proceeds from disposal) of assets	(11)	34
Purchase of property, plant and equipment and intangible assets	(103,071)	(76,314)
Proceeds from disposal of property, plant and equipment	2,428	1,558
Exploration and evaluation expenditure	(58,309)	(48,426)
Proceeds from securities held for trading	-	14,353
Amounts loaned to other parties	(34,909)	(5,194)
Repayment of amounts loaned to other parties	6,670	447
Net cash used in investing activities	**(193,234)**	**(122,799)**
Cash flows from financing activities		
Repayments of borrowings	(253,810)	(66,601)
Proceeds received from borrowings	299,047	262,411
Capital element of finance leases	-	(281)
Dividends paid to company's shareholders	(22,994)	-
Dividends paid to minority interests	-	(26)
Net cash from financing activities	**22,243**	**195,503**
Net (decrease)/increase in cash and cash equivalents in the year	**(148,438)**	**112,812**
Effect of exchange rates on cash and cash equivalents	(3,560)	3,164
Cash and cash equivalents at beginning of period	178,442	62,466
Cash and cash equivalents at end of the year	**26,444**	**178,442**

Consolidated Statement of Changes in Equity

	Share Capital US$'000	Share premium US$'000	Other distributable reserves US$'000	Equity reserve on bonds US$'000	Retained earnings US$'000	Total attributable to equity holders of the Company US$'000	Minority interests US$'000	Total Equity US$'000
Balance at 1 January 2007	1,311	35,082	176,722	1,583	83,541	**298,239**	**11,815**	**310,054**
Recognised income and expenses	-	-	-	-	38,667	38,667	958	39,625
Additional acquisition of subsidiary undertakings	-	-	-	-	-	-	(6,823)	(6,823)
Balance at 31 December 2007	**1,311**	**35,082**	**176,722**	**1,583**	**122,208**	**336,906**	**5,950**	**342,856**
Recognised income and expenses	-	-	-	-	22,002	22,002	743	22,745
Additional acquisition of subsidiary undertakings	-	-	-	-	-	-	(281)	(281)
Dividends	-	-	(22,994)	-	-	(22,994)	-	(22,994)
Balance at 31 December 2008	**1,311**	**35,082**	**153,728**	**1,583**	**144,210**	**335,914**	**6,412**	**342,326**

Notes to the preliminary financial statements

Note 1. Basis of preparation

Peter Hambro Mining plc (the "Company") is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is 11 Grosvenor Place, London SW1X 7HH. The consolidated preliminary financial statements ("the financial information" comprise the financial statements of the company and its subsidiaries and are prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union.

The financial information does not constitute the Company's statutory accounts for the years ended 31 December 2007 or 2008 but is derived from those accounts prepared under International Financial Reporting Standards ("IFRS"). The preliminary results for the year ended 31 December 2008 are unaudited and will be approved by the directors on 20 April 2009.

Statutory accounts for the year ended 31 December 2007 have been delivered to the Registrar of Companies, and those for the year ended 31 December 2008 will be delivered following approval of the Accounts by the Board of Directors and at the Company's Annual General Meeting. The auditors have reported on the financial statements for the year ended 31 December 2007; the report was unqualified and did not contain statements under section 489(2) or (3) of the Companies Act 2006.

Note 2. Foreign currency rates

The rates of exchange used to translate balances from other currencies into US Dollars were as follows (currency per US dollar):

	31 December 2008	31 December 2007
GB Pounds Sterling	0.69	0.50
Russian Rouble	29.38	24.55

Note 3. Financial expenses

	2008 US$'000	2007 US$'000
Interest expense:		
- Bank borrowings	5,462	1,134
- Exchangeable bonds	16,606	3,286
- Convertible bonds	10,994	10,993
Bank charges	1,562	567
Unwinding of discount on environmental obligation	236	72
Commission and interest in respect of sale and lease back transaction	4	53
	34,864	**16,105**

Notes to the preliminary financial statements (continued)

Note 4. Taxation

	2008 US$'000	2007 US$'000
Current tax		
UK corporation tax (28.5% for the year ended 31 December 2008 (2007: 30%)	(917)	1,354
Russia corporation tax (24%)	19,974	19,661
	19,057	21,015
Deferred tax		
Reversal and origination of temporary differences	(1,414)	(5,455)
Total tax charge	**17,643**	**15,560**

The charge for the year can be reconciled to the profit per the income statement as follows:

	2008 US$'000	2007 US$'000
Profit before tax	40,388	55,185
Tax at the UK corporation tax rate of 28.5% for the year ended 31 December 2008 (2007: 30%)	11,510	16,555
Effect of different tax rate of subsidiaries operating in other jurisdictions	(4,517)	(3,334)
Effect of different tax rate for UK deferred tax balances (28%)	-	(242)
Effect of different tax rate for deferred tax balances of subsidiaries operating in Russia	(6,306)	-
Expenses not deductible for tax purposes	3,772	1,190
Share of results in joint ventures	481	435
Adjustments in respect of prior years	740	-
Foreign exchange movements in respect of deductible temporary differences	11,963	956
Tax expense for the period	**17,643**	**15,560**

Notes to the preliminary financial statements (continued)

Note 5. Intangible assets

	Malomir US$'000	Albyn US$'000	Tokur US$'000	Yamal deposits US$'000	Others* US$'000	Total US$'000
Cost						
At 1 January 2008	25,483	3,385	58,437	48,641	34,836	170,782
Additions	15,825	7,005	435	14,661	20,512	58,438
Impairment for the year	-	-	-	-	(3,240)	(3,240)
Transfer to mine development costs	-	-	-	-	(205)	(205)
Reallocation	-	-	2,677	-	(2,677)	-
Disposals	-	-	-	(329)	-	(329)
At 31 December 2008	**41,308**	**10,390**	**61,549**	**62,973**	**49,226**	**225,446**

* Amounts included above in the "Others" category of intangible assets represent amounts capitalised in respect of a number of projects in the Amur and Buryatia regions.

Note 6. Property, plant and equipment

	Mine development costs US$'000	Mining assets US$'000	Non-mining assets US$'000	Capital construction in progress US$'000	Total 2008 US$'000
Cost					
At 1 January 2008	66,281	152,039	80,221	13,046	311,587
Transfers from intangible assets	-	205	-	-	205
Transfers from capital construction in progress	-	14,778	9,423	(24,201)	-
Transfer from mine development costs	(73,209)	73,209	-	-	-
Assets acquired through business combinations	-	2,927	1,536	154	4,617
Additions	20,708	34,505	16,357	35,577	107,147
Disposals	-	(3,213)	(2,866)	(247)	(6,326)
Reallocation	(12,596)	(16,314)	16,314	12,596	-
At 31 December 2008	**1,184**	**258,136**	**120,985**	**36,925**	**417,230**
Depreciation and impairment					
At 1 January 2008	-	42,401	11,385	-	53,786
Charge for the period	-	13,474	9,755	-	23,229
Disposals	-	(1,324)	(722)	-	(2,046)
Reallocations	-	(98)	98	-	-
At 31 December 2008	**-**	**54,453**	**20,516**	**-**	**74,969**
Net book value					
At 1 January 2008	**66,281**	**109,638**	**68,836**	**13,046**	**257,801**
At 31 December 2008	**1,184**	**203,683**	**100,469**	**36,925**	**342,261**

Notes to the preliminary financial statements (continued)

Note 7. Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held on call with banks and highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

	2008 US$'000	2007 US$'000
Cash at bank and in hand	22,792	85,707
Short term bank deposits	3,652	41,243
Promissory notes and other liquid investments	-	51,492
	26,444	**178,442**

Note 8. Borrowings

	2008 US$'000	2007 US$'000
Borrowings at amortised cost		
Convertible bonds	140,663	139,637
Exchangeable bonds	162,863	158,863
Bank loans	60,198	24,700
Other loans	10,000	-
Finance lease liability	-	35
	373,724	**323,235**
Amount due for settlement within 12 months	220,946	31,135
Amount due for settlement after 12 months	152,778	292,100
	373,724	**323,235**

Notes to the preliminary financial statements (continued)

Note 9. Derivative financial instruments

	2008 US$'000	2007 US$'000
Derivative financial assets – Rusoro Embedded Derivative		
Fair value of the Rusoro Embedded Derivative at inception	6,560	-
Fair value change	(5,128)	-
Fair value at 31 December	**1,432**	-
Derivative financial assets – Rusoro Call Option		
Fair value of the Call Option at inception	1,780	-
Fair value change	(1,337)	-
Fair value at 31 December	**443**	-
Total derivative financial assets at 31 December	**1,875**	-
Derivative financial liabilities – Exchangeable Bonds Embedded Derivatives		
Fair value of Gold Exchangeable Bonds Embedded Derivatives at inception (October 2007) and the beginning of the year	(30,634)	(18,534)
Fair value change	(10,766)	(12,100)
Fair value at 31 December	**(41,400)**	**(30,634)**
Derivative financial liabilities – Foreign Currency Forward Contract		
Fair value of the foreign currency forward contract at inception	-	-
Fair value change	(1,076)	-
Fair value at 31 December	**(1,076)**	-
Total derivative financial liabilities at 31 December	**(42,476)**	**(30,634)**

Note 10. Dividends

	2008 US$'000	2007 US$'000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2007 of 7.5 pence per share	12,166	-
Interim dividend for the year ended 31 December 2008 of 7.5 pence per share	10,828	-
	22,994	-

US dollar equivalent of dividend payment has been arrived at by translating sterling amounts paid into US dollars at the date of payment.

Notes to the preliminary financial statements (continued)

Note 11. Subsequent events

On 5 February 2009, the Company issued 16 million new ordinary shares at a price of 450 pence per share, raising gross proceeds of US$105 million (approximately, US$99.6 million net of expenses), which have been subsequently admitted to trading on the AIM Market of the London Stock Exchange plc.

In February 2009, the Group purchased a total of US$87 million nominal of its 7% Gold Exchangeable Bonds due 2012 at an average price of US$95.00 plus accrued interest from a number of investors.

On 6 February 2009, the Independent Board Committees of the Company and Aricom plc ("Aricom") announced that they had reached agreement on the terms of a recommended all share offer to be made by the Company for the entire issued and to be issued share capital of Aricom (the "Merger").

The Merger provides for the acquisition of Aricom shares to be effected by way of a court sanctioned scheme of arrangement under Part 26 of the Companies Act 1985 involving a capital reduction of Aricom under section 135 of the Companies Act 1985 (the 'Scheme'). The purpose of the Scheme is to enable the Company to acquire the entire issued and to be issued ordinary share capital of Aricom.

Under the terms of the Merger, Aricom Shareholders will receive one fully paid New Peter Hambro Mining Share in exchange for 16 fully paid Aricom Shares.

Following the issue of new Ordinary shares completed earlier and completion of the Merger, existing Company's Shareholders will hold 56.8% of the Enlarged Group calculated on an undiluted basis and Aricom Shareholders will hold 43.2% of the Enlarged Group calculated on an undiluted basis.

The Merger is scheduled to be completed on 22 April 2009. Subject to satisfying eligibility criteria, Peter Hambro Mining intends to make an application to obtain a primary listing on the Official List of the London Stock Exchange which is scheduled to take place on 22 April 2009.

Statement of directors' responsibilities in respect of the financial information

We confirm that to the best of our knowledge:

a) The financial information, prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union, give a true and fair view of the assets, liabilities and financial position of the group; and

b) The Highlights summary and Chairman's Statement include a fair review of the development and performance of the business and the position of the group, together with a description of principal risk and uncertainties.

On behalf of the board

P Hambro - Director

Annual Report and Accounts 2008

The Company will publish on 22 April 2009 its Annual Report and Accounts for the year ended 31 December 2008 on its corporate website www.peterhambro.com and intends to distribute copies to shareholders in due course.

This report will contain a more detailed analysis of the work undertaken by the Group during the period, notes to the accounts and a breakdown, by deposit, of the Group's reserves and resources and production.

The Board of Directors commissions a semi-annual independent review of the exploration and development work of the Group and the Group's reserve and resource estimates. The Summary of this review has been compiled by Dr. Stephen Henley and reviews all current exploration works being conducted by the Group.

Peter Hambro Mining Plc will publish an Executive Summary of this review on the Group's website on 22 April 2009.

Please visit our website: www.peterhambro.com where you will be able to download the summary from a link on the home page.

Conference Call

There will be a conference call today (20 April 2009) at 14:00 (GMT) to discuss this announcement.

Details to access the conference call are as follows:

The Dial-in number is +44 (0) 1452 555 566 and the conference ID is 95838876

- UK Free Call Dial In: 0800 694 0257
- USA Free Call: 1866 966 9439
- Russia Free Call: 8108 002 097 2044.

Replay will be available after the call has finished for seven days on:

To access the recording dial 01452 55 00 00 and enter 95838876.

Enquiries:

Alya Samokhvalova / Rachel Tuft **Peter Hambro Mining Plc**	+44 (0) 207 201 8900
Tom Randell / Maria Suleymanova **Merlin**	+44 (0) 207 653 6620
Patrick Magee **J.P. Morgan Cazenove**	+44 (0) 207 155 4525
Robert Finlay **Canaccord Adams**	+44 (0) 207 050 6500

The basis of reporting reserves and resources

The Group reports its reserves and resources in this Annual Report according to the Russian Reserves and Resources Classification System ("The Russian System"), as this is the reporting system under which it is legally required to operate in the Russian Federation. The Russian System was approved by the State Committee on Reserves (GKZ) in 1965 (and amended in 1981 and 2008).

The Russian System is based principally on the degree of geological knowledge and the technical ability to extract a mineral reserve. Although economic considerations form a part of the justification for A, B, C1 and C2 category reserves, the system does not take into account the economic viability of extraction in the same way as the Joint Ore Reserves Committee ("JORC") Code (2004).

Licence holders must register A, B, C1 or C2 category reserves with GKZ in order to mine a deposit. A reserve category is dependent on the structural complexity of the deposit. Gold deposits are usually Class 3 or Class 4 in complexity, which require categories C1 and/or C2 only; categories A and B are rarely, if ever, recorded for such deposits. Part of the Group's C1 and C2 reserves are unregistered. Failure to register reserves with GKZ does not impose any sanctions on any Group company per se. Once registered, reserves are included in the Russian national mineral inventory, the State Balance. If marginal or only potentially economic, or currently unviable for technical reasons, they may alternatively be recorded as "out of balance" reserves. It should be noted that of the P category resources, P1 is supported by drilling whereas this is not necessarily the case for P2 and P3, which are based on management estimates.

The reserves and resources estimates quoted in this annual report are updated figures reflecting both production during 2008 and new exploration data. Some of the figures have been approved under the audit procedures of the Russian State Commission on Reserves (GKZ) and included in the State Balance, and in no case has GKZ requested modification of the company's estimates. All of the estimates have been checked in detail and are approved by Dr N.G. Vlasov, the Group's chief geologist, whose qualifications and experience exceed those expected of a Competent Person internationally. They have also been reviewed independently by Dr Stephen Henley, and furthermore the resource estimates for Pokrovskiy, Pioneer, and Malomir in particular have also been reviewed recently by Wardell Armstrong International.

Dr. Stephen Henley is an independent geological advisor to the Board of Directors of Peter Hambro Mining Plc. Dr. Henley is qualified to act in the capacity of a Competent Person for the purposes of this Annual Report. He holds a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society, a Fellow of the Institution of Materials, Minerals and Mining, and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He has been employed in exploration, mining, academic and geological consultancy posts since 1970 and has participated in Competent Person studies on a variety of different minerals and types of deposit, including gold, polymetallic and chromite projects.

Dr Henley is currently vice-chairman of the Pan-European Reserves and Resources Reporting Committee ("PERC") represents PERC as a member of the Committee for Mineral Reserves International Reporting ("CRIRSCO"), and is convenor and secretary of the CRIRSCO GKZ working group on the harmonisation of the Russian and international reserve reporting systems.

Dr Henley owns no direct or, to the best of his knowledge, indirect interests in the Ordinary shares or securities of the Company or any of its subsidiary companies and does not expect to receive direct or indirect interest in any of the Company's projects or in the Ordinary shares and securities of the Company.

Use of Financial Measures not Recognised under IFRS In this report the Group presents financial items such as "cash operating cost", "total cash cost" and "total production cost" that have been determined using industry standards as per the Gold Institute and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with IFRS either in this document or in any document incorporated by reference herein.

While the Gold Institute has provided definitions for the calculation of "cash operating cost", "total cash cost" and "total production cost", the definitions of certain non-IFRS financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Group believes that total cash cost and total

production cost in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance because they provide a very useful indication of a mine's profitability, efficiency and cash flows. They also show the trend in costs as the mine matures over time and on a consistent basis. These costs can also be used as a benchmark of performance to allow for comparison against other mines of other gold mining companies.

This release has been reviewed by Dr. Stephen Henley, who is an independent geological advisor to the Board of Directors of Peter Hambro Mining Plc. Dr. Henley is qualified to act in the capacity of a Competent Person for the purposes of this statement. Dr. Stephen Henley holds a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society, a Fellow of the Institution of Materials, Minerals and Mining, and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He is Vice-chairman of the Pan-European Reserves & Resources Reporting Committee (PERC) and Secretary of the CRIRSCO-GKZ working group on harmonisation of Russian and international mineral reserves reporting systems. He has been employed in exploration, mining, academic and geological consultancy posts since 1970 and has participated in Competent Person studies on a wide variety of different minerals and types of deposit.

In these preliminary results we present financial items such as "cash operating costs", "total cash costs" and "total production costs" that have been determined using industry standards as per the Gold Institute and are not measures under International Financial Reporting Standards ("IFRS"). An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with IFRS either in this document or in any document incorporated by reference herein.

While the Gold Institute has provided definitions for the calculation of "cash operating costs", "total cash costs" and "total production costs", the definitions of certain non-IFRS financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance because they provide a very useful indication of a mine's profitability, efficiency and cash flows. They also show the trend in costs as the mine matures over time and on a consistent basis. These costs can also be used as a benchmark of performance to allow for comparison against other mines of other gold mining companies.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in, one per cent or more of any class of "relevant securities" of Aricom plc (Aricom) or the Company, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the recommended offer for the entire issued share capital of Aricom by the Company becomes, or is declared, unconditional as to acceptances or lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aricom or the Company, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all "dealings" in relevant securities" of Aricom or the Company by the Company or Aricom, or by any of their respective "associates" must also be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.takeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website.

PETER HAMBRO MINING PLC

If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44(0)20 7638 0129; fax number +44(0)20 7236 7013.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

22 April 2008

PETER HAMBRO MINING PLC ("PHM" or the "Company")

Publication of Prospectus for Main Market; Board Changes

Further to the announcement from Aricom plc ("Aricom") released today confirming the Court approval, the Company is pleased to announce the publication of its prospectus ("Prospectus") in connection with its proposed move from AIM to the London Stock Exchange plc's main market for listed securities ("Main Market"). Admission of PHM's existing Ordinary Shares to the Official List of the UK Listing Authority and to trading on the Main Market is expected to occur today, Wednesday 22 April 2009, at 8:00 a.m ("Admission").

In addition, the New Ordinary Shares and the Warrants to be issued by the Company in connection with the Scheme and Warrant Offer respectively are also expected to be admitted to the Official List and to trading on the Main Market today, 22 April, at 8.00am today.

Despatch of share certificates in respect of New Ordinary Shares and warrant certificates in respect of the Warrants is expected to take place on or before 6 May 2009.

We look forward to welcoming Sir Malcolm Field, Sir Roderic Lyne and Brian Egan who will be joining the board of PHM (the "Board") from Aricom with effect from Admission. Sir Malcolm Field and Sir Roderic Lyne will be joining as Non-Executive Directors and Brian Egan has been appointed Chief Financial Officer. They will join Peter Hambro (Chairman), Dr. Pavel Maslovskiy (Chief Executive), Sir Rudolph Agnew (Senior Non-Executive Director), Lord Guthrie of Craigiebank (Non-Executive Director) and Peter Hill-Wood (Non-Executive Director) on the Board. As indicated previously, Jay Hambro, Alexei Maslovskiy, Andrey Maruta, Alfiya Samokhvalova and Karolina Subczynska have resigned from the Board with effect from 20 April 2009. The Company would like to thank them for the time and effort they have given the Company in their previous roles.

The Prospectus has been submitted to the UKLA's Document Viewing Facility situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS. It is also available for inspection at the offices of Norton Rose LLP, legal advisers to the Company, at 3 More London Riverside, London SE1 2AQ.

The Prospectus will be available on the Company's website www.peterhambro.com.

Terms and conditions used in this announcement, unless the context otherwise requires, have the same meanings as given to them in the Prospectus.

Enquiries:

Peter Hambro Mining Plc
Alya Samokhvalova
+44 (0) 20 7201 8900

J.P. Morgan Cazenove
Patrick Magee
Guy Marks
+44 (0)20 7155 2828

Canaccord Adams Limited
Robert Finlay
Guy Blakeney
+44 (0) 20 7050 6500

Merlin
David Simonson
Tom Randell
Maria Suleymanova
+44 (0)20 7653 6620

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in, one per cent or more of any class of "relevant securities" of Aricom or Peter Hambro Mining, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by not later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aricom or Peter Hambro Mining, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Aricom or Peter Hambro Mining by Peter Hambro Mining or Aricom, or by any of their respective "associates" must also be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel's website at

www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44(0)20 7638 0129; fax number +44(0)20 7236 7013.